As filed with the Securities and Exchange Commission on December 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

DANGER, INC.

(Exact name of registrant as specified in its charter)

Delaware	7371	77-0529259
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 Park Blvd.

Palo Alto, CA 94306

(650) 289-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry R. Nothhaft

Chairman and Chief Executive Officer

Danger, Inc.

3101 Park Blvd.

Palo Alto, CA 94306

(650) 289-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury, Esq. John M. Geschke, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 Telephone: (650) 843-5000	Scott L. Darling, Esq. Vice President and General Counsel Danger, Inc. 3101 Park Blvd. Palo Alto, CA 94306 Telephone: (650) 289-5000	Robert G. Day, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 Telephone: (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.0001 par value per share	$100,050,000	$3,072

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes $13,050,000 of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated                     , 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

            Shares

Danger, Inc.

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “DNGR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares from us on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                      , 2008.

Deutsche Bank Securities	UBS Investment Bank

Thomas Weisel Partners LLC

Pacific Crest Securities		ThinkEquity Partners LLC

                    , 2008

You should rely only on the information contained in this prospectus or any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any related free writing prospectus is accurate only as of its date, regardless of its time of delivery, or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until and including                     , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Our Company

Overview

We are a software-as-a-service company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers. As advanced Internet and messaging services are increasingly becoming available on mobile devices, our solution enables operators to offer their subscribers a differentiated and compelling mobile data and Internet experience and consequently, helps our operator customers increase their average revenue per user. Our solution is deployed in the United States and certain international markets through the T-Mobile Sidekick family of mobile devices and in other international markets, including Australia and Europe, through mobile devices utilizing our “hiptop” brand.

The Danger solution integrates our hosted service delivery engine, or SDE, and our client software with Danger-enabled mobile devices manufactured by Sharp Corporation and Motorola, Inc., our original equipment manufacturer, or OEM, partners. Our technology platform enables fast subscriber access to data services, provides data compression and optimization, and provides users with the ability to run multiple applications simultaneously. Our solution offers real-time email, instant messaging and social networking services, and HTML web browsing, as well as premium applications, content and services developed internally and through our third-party developer program.

We leverage the expertise and scale of our mobile operator customers and our OEM partners to help manufacture, market and distribute Danger-enabled mobile devices to a broad consumer audience. By delivering the Danger solution as a service, we allow our mobile operator customers to leverage our infrastructure, third-party developer program and expertise in deploying an end-to-end mobile data service offering with minimal capital investment.

We receive recurring monthly service fees from our mobile operator customers for each subscriber that has access to our mobile data services, and we also generate revenues from the premium applications, content and services that we provide. From the introduction of our solution in October 2002 through September 30, 2007, the number of subscribers to our mobile data services has grown to approximately 923,000. Our total revenues have grown from $49.3 million in the year ended September 30, 2006 to $56.4 million in the year ended September 30, 2007, and our service revenues have grown from $38.9 million in the year ended September 30, 2006 to $50.6 million in the year ended September 30, 2007.

Industry Background

The mobile data services market is in a period of transition and growth fueled by consumer adoption, mobile operator competition, advances in mobile device technologies and the convergence of the traditional Internet and mobile communications industries. As a result of these trends, mobile devices are no longer predominantly used for a single function, such as voice, but are increasingly becoming an important platform for multiple forms of communication, access to information, consumption of media and content creation.

Our Solution

The Danger solution powers advanced data applications and services on Danger-enabled mobile devices, and features premium applications, content and services developed internally and through our third-party developer program. The Danger solution is designed to be easy for our mobile operator customers to deploy and manage, and to integrate seamlessly with their back-end systems. Key features of the Danger solution include the following:

Superior mobile data and Internet experience for consumers.    The Danger solution adds real-time email, popular instant messaging and social networking services, HTML web browsing, and easy access to premium applications, content and services to standard voice and personal information management features, and provides an intuitive user-interface to mimic a personal computer experience on a mobile device.

End-to-end integrated mobile data and Internet solution for mobile operators.    We offer mobile operators a single, tightly-integrated solution that enables them to capitalize on advances in mobile devices, network technologies and Internet services to offer consumers a more compelling mobile data and Internet experience.

Powerful technology platform enabling optimized delivery of enhanced mobile data services.    The Danger technology platform, which consists of our hosted SDE and client software for mobile devices, optimizes the delivery of enhanced mobile data services by compressing content, managing network and device communications, facilitating the real-time delivery of software upgrades and additional features, and synchronizing and storing data in a manner easily accessible by the consumer.

Close collaboration with mobile device manufacturers.    We collaborate closely with our OEM partners throughout the design and development process of Danger-enabled mobile devices, allowing us to better integrate our software into their devices and to optimize performance, minimize design flaws and accelerate device development.

Large and growing third-party developer program.    Our third-party developer program is designed to foster a steady and competitive pipeline of premium applications, content and services for distribution on our platform that we believe enhance the overall consumer experience.

Leveraged, software-as-a-service business model aligned with customer interests.    We deploy our solution through a software-as-a-service business model that enables us to leverage the reach and expertise of our mobile operator customers, OEM partners and third-party developers so we can scale rapidly while minimizing our investment.

Our Strategy

Our objective is to expand our position as a leading provider of mobile consumer data services and to increase the value of our solution for mobile operators worldwide. The principal elements of our strategy are to:

•	extend our leadership position by strengthening and broadening our solution;

•	pursue new mobile operator relationships and expand our distribution globally;

•	extend and deepen our OEM partnerships;

•	increase the number of subscribers using our mobile data services; and

•	expand the development of third-party applications, content and services for our platform.

Risks Related to Our Business

Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. For example:

•

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability in the future. As of September 30, 2007, we had an accumulated deficit of $188.1 million.

•

We are substantially dependent on T-Mobile USA, Inc., or T-Mobile USA, for our revenues and if we fail to maintain our relationship with T-Mobile USA or if T-Mobile USA reduces its expenditures for marketing our mobile data services, alters the data plan pricing under which it offers our mobile data services, or offers or promotes competing mobile data services in lieu of, or to a greater degree than, our mobile data services, our revenues would be materially and substantially reduced.

•

The mobile data services we provide run exclusively on Danger-enabled mobile devices that are manufactured and sold by our OEM partners. If our OEM partners delay the development of, elect not to develop or fail to ship mobile devices that run our mobile data services, our business, operating results and financial condition would be materially harmed.

•

We have a limited operating history in an emerging industry, which may make it difficult to evaluate our business. In particular, we have a limited history of generating revenues solely as a provider of mobile data services, and the future revenue potential of our business in the emerging mobile data services industry is still uncertain.

•

We operate in a highly competitive industry and we may not be able to compete effectively. In addition, recent developments in the mobile device and mobile services markets, such as the formation of the Google-led Open Handset Alliance, as well as the introduction of new wireless technologies and new entrants seeking to gain market share, could harm our competitive position.

•

Our success is strongly tied to the popularity of our mobile data services platform and Danger-enabled mobile devices with subscribers and is subject to risks associated with unpredictable and continuously changing customer tastes.

•

There is a limited number of mobile operator customers for our mobile data services solution, and we are substantially dependent on our mobile operator customers to market and distribute Danger-enabled mobile devices. If mobile operator customers do not introduce, market and promote Danger-enabled mobile devices, our mobile data services solution will not achieve widespread acceptance and we may not be able to grow as fast as anticipated, or at all.

•

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us, our OEM partners or our mobile operator customers could cause our business, financial condition and results of operations to suffer.

Corporate Information

We were incorporated in December 1999, originally operated under the name “Danger Research,” and are headquartered in Palo Alto, California. Our principal executive offices are located at 3101 Park Blvd., Palo Alto, California 94306. Our telephone number is (650) 289-5000. Our website address is www.danger.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

We own the trademarks “Danger®” and “hiptop®,” and our other trademarks or service marks appearing in this prospectus. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Market Data

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information.

The Offering

Common stock offered by Danger	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use approximately $7.2 million of the net proceeds of this offering to repay in full the principal and accrued interest under, and other fees related to, certain of our outstanding credit facilities, based on amounts outstanding as of November 30, 2007. We expect to use the remaining net proceeds of this offering for working capital and other general corporate purposes, including to finance the expansion and operation of our data centers, to fund capital expenditures and to support our research and development and sales and marketing activities, or for acquisitions of or investments in companies, technologies, products or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	DNGR

The number of shares of common stock outstanding immediately after this offering is based on              shares of common stock outstanding as of September 30, 2007. This number excludes, as of September 30, 2007:

•

42,861,396 shares of common stock issuable upon the exercise of options outstanding under our 2000 Stock Option/Stock Issuance Plan, or 2000 plan, having a weighted average exercise price of $0.35 per share;

•

6,525,841 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $0.83 per share, of which warrants to purchase 6,415,222 shares of common stock will terminate if not exercised prior to the closing of this offering;

•

2,056,194 shares of common stock reserved for future issuance under our 2000 plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, no further awards will be granted under our 2000 plan; and

•

an aggregate of up to              shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, both of which will become effective immediately upon the signing of the underwriting agreement for this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for- reverse stock split of our common stock and preferred stock to be effective prior to the closing of this offering;

•	the conversion of all of our outstanding shares of preferred stock into 168,133,864 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation upon the closing of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•

the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, resulting in the net issuance of              shares of common stock, assuming a deemed market price equal to the assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus. The actual number of shares of our common stock to be issued upon the automatic cashless exercise of these warrants depends on the deemed market price of our common stock immediately prior to the date of exercise. See “Capitalization” and “Description of Capital Stock—Warrants.”

Summary Consolidated Financial Data

We present below our summary consolidated financial data. The summary of our consolidated statements of operations data for each of the years ended September 30, 2005, 2006 and 2007, and the summary of our consolidated balance sheet data as of September 30, 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial Data.” Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended September 30,
	2005	2006	2007
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Service	$21,669	$38,895	$50,581
Product	15,121	10,416	5,832

Total revenues	36,790	49,311	56,413
Cost of revenues:
Cost of service revenues	10,701	17,755	26,846
Cost of product revenues	16,220	9,130	5,276

Total cost of revenues	26,921	26,885	32,122

Gross profit	9,869	22,426	24,291
Operating expenses:
Research and development	11,317	17,746	22,497
Sales and marketing	5,211	5,723	7,020
General and administrative	3,610	6,999	6,541

Total operating expenses	20,138	30,468	36,058

Loss from operations	(10,269)	(8,042)	(11,767)
Other income (expense), net	359	107	(520)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(9,910)	(7,935)	(12,287)
Provision for income taxes	—	(54)	(74)

Loss before cumulative effect of change in accounting principle	(9,910)	(7,989)	(12,361)
Cumulative effect of change in accounting principle	—	1,421	—

Net loss	(9,910)	(6,568)	(12,361)
Accretion of redemption value on redeemable convertible preferred stock	(12,309)	(14,477)	(15,710)

Net loss attributable to common stockholders	$(22,219)	$(21,045)	$(28,071)

Net loss per share attributable to common stockholders—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.69)	$(0.53)	$(0.76)
Cumulative effect of change in accounting principle	—	0.09	—
Accretion of redemption value on redeemable convertible preferred stock	(0.85)	(0.95)	(0.96)

Net loss per share attributable to common stockholders—basic and diluted	$(1.54)	$(1.39)	$(1.72)

Weighted average common shares outstanding—basic and diluted	14,396	15,142	16,353

Pro forma net loss per share—basic and diluted (unaudited)(1)			$(0.06)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)			184,463

(1)	Please see Note 3 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per common share and the number of shares used in computing per share amounts.

The following table presents our summary consolidated balance sheet data:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of all of our outstanding shares of our preferred stock into 168,133,864 shares of common stock upon the closing of this offering;

•

the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, resulting in the net issuance of              shares of common stock, assuming a deemed market price equal to the assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus; and

•	the reclassification of preferred stock warrant liability to common stock and additional paid-in capital upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of amounts outstanding under an equipment lease line, which had an outstanding balance of approximately $3.8 million as of September 30, 2007.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,979
Working capital	8,961
Property and equipment, net	17,358
Total assets	49,024
Deferred revenues, including current portion	10,630
Installment payable, including current portion	885
Capital lease obligations, including current maturities	4,501
Preferred stock warrant liability	12,180
Redeemable convertible preferred stock	197,623
Common stock and additional paid-in capital	1,689
Total stockholders’ equity (deficit)	(186,412)

(1)	Each $ increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

	Years Ended September 30,
	2005	2006	2007
	(In thousands)
Other Financial and Operating Data (unaudited):
End of period subscribers(1)	348	563	923
Adjusted EBITDA(2)	$(6,961)	$(3,574)	$(5,700)

(1)	Represents the number of mobile operator customers’ subscribers using our mobile data services as of September 30, 2005, 2006 and 2007.
(2)	We define adjusted EBITDA as net loss before the cumulative effect of change in accounting principle, the provision for income taxes, other income (expense), net, depreciation and amortization expense, and non-cash charges in relation to performance warrants and stock-based compensation expense. Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to—not a substitute for—our consolidated results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flows provided by, or used in, operating activities as defined by GAAP. Our consolidated statements of cash flows present our cash flow activity in accordance with GAAP. Furthermore, adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe that the presentation of adjusted EBITDA provides useful information to investors because it enhances their overall understanding of our operating performance by excluding potential differences caused by variations to our:

•	interest income and expense due to changes in our capital structure, including our credit facility drawdowns and historical sales of our redeemable convertible preferred stock;

•	tax positions, such as the impact of changes in effective tax rates and our ability to use net operating losses and their potential for expiration;

•	depreciation and amortization expense, including depreciation and amortization expense arising from variable and periodic capital investments to fund our operational infrastructure;

•

stock-based compensation expense, which is not necessarily comparable from year to year due to our adoption of SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), effective October 1, 2006, and is a non-cash expense that is not a primary measure of our operations; and

•	unusual and/or non-recurring items, such as the cumulative effect of change in accounting principle and non-cash charges in relation to performance warrants.

We also believe that by reporting adjusted EBITDA, we provide insight and consistency in our financial reporting and present a basis for comparison of our business operations between current, past and future periods.

We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of, our consolidated results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures for, or future requirements for, capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in our cash requirements;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments related to our credit facilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, for each of the years ended September 30, 2005, 2006 and 2007 is as follows (in thousands):

	Years Ended September 30,
	2005	2006	2007
Net loss	$(9,910)	$(6,568)	$(12,361)
Cumulative effect of change in accounting principle	—	(1,421)	—
Provision for income taxes	—	54	74
Other (income) expense, net	(359)	(107)	520
Depreciation and amortization expense	2,546	3,604	5,713
Non-cash charges in relation to performance warrants	729	860	—
Stock-based compensation expense	33	4	354

Adjusted EBITDA	$(6,961)	$(3,574)	$(5,700)

RISK FACTORS

You should carefully consider the risks described below, which we believe are the material risks of our business, our industry and this offering, before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability in the future.

We have incurred significant losses since inception, including net losses of $6.6 million and $12.4 million for the fiscal years ended September 30, 2006 and 2007, respectively. As of September 30, 2007, we had an accumulated deficit of $188.1 million. We expect to continue to increase our costs and expenses as we implement initiatives and take other actions designed to continue to grow our business, including, among other things:

•	further international expansion of our customer base and our operations;

•	development and marketing of our mobile data services;

•	expansion of our hosting capabilities and other service infrastructure;

•	increasing our internal resources to support our original equipment manufacturer, or OEM, partners’ development of new products; and

•	general and administrative expenses associated with the planned expansion and management of operations as a public company.

Additionally, we may encounter unforeseen difficulties, complications and other unknown factors that require additional expenditures. If our revenues do not increase to offset these expected increases in our costs and expenses, we will continue to incur significant losses and will not become profitable. Our revenue growth in recent periods should not be considered indicative of our future performance. In fact, in future periods, our revenues could decline and we may not be able to achieve profitability in the future.

We are substantially dependent on T-Mobile USA for our revenues.

Substantially all of our revenues to date have been derived from one customer, T-Mobile USA, Inc., or T-Mobile USA, and we expect to be dependent on T-Mobile USA for a substantial majority of our revenues for the foreseeable future. During the years ended September 30, 2005, 2006 and 2007, we derived approximately 92.1%, 88.5% and 92.0% of our revenues from T-Mobile USA, respectively. During the years ended September 30, 2006 and 2007, our mobile operator customers in the T-Mobile International group, which include T-Mobile USA, T-Mobile Deutschland GmbH, T-Mobile (UK) Limited and T-Mobile Austria GmbH, represented 90.9% and 94.5% of our revenues, respectively. Our current agreement with T-Mobile USA will expire on December 31, 2008. T-Mobile USA has the right, but not the obligation, to renew our current agreement for a single additional period of up to three years, unless we notify T-Mobile USA of our intent not to renew. In addition, T-Mobile USA has the right to terminate the agreement in the event of certain breaches by us, including the right to immediately terminate the agreement if we improperly disclose information about T-Mobile USA’s subscribers. Our failure to renew or renegotiate this agreement on favorable terms or at all, or to otherwise maintain our relationship with T-Mobile USA, would materially reduce our revenues and harm our business, operating results and financial condition. In addition, if T-Mobile USA reduces its expenditures for marketing our mobile data services, alters the data plan pricing under which it offers our mobile data services, or offers and promotes competing mobile data services, such as those as may be developed under the Open Handset Alliance discussed below, in lieu of, or to a greater degree than, our mobile data services, our revenues would be materially reduced and our business, operating results and financial condition would be materially and adversely affected.

We currently rely on two OEM partners to manufacture Danger-enabled mobile devices. If our OEM partners have difficulties manufacturing or shipping Danger-enabled mobile devices, our business will suffer.

The mobile data services we provide run exclusively on Danger-enabled mobile devices manufactured and sold by our OEM partners. If our OEM partners delay the development of, elect not to develop or fail to ship mobile devices that run our mobile data services, our business, operating results and financial condition would be materially harmed. Our OEM partners are not contractually obligated to ship Danger-enabled mobile devices that they develop.

In April 2004, we established our first OEM relationship with Sharp Corporation, or Sharp, under which Sharp manufactures and sells Danger-enabled mobile devices. From April 2004 until September 2006, Sharp was our only OEM partner. If Sharp delays or ceases manufacturing current Danger-enabled mobile devices and/or delays or discontinues its development of future Danger-enabled mobile devices, our business, operating results and financial condition would be materially harmed.

In September 2006, we established our second OEM relationship with Motorola, Inc., or Motorola. Motorola’s first Danger-enabled mobile device launched in November 2007 with T-Mobile USA. If this or any future Danger-enabled mobile devices manufactured by Motorola are not purchased in volume by mobile operators or are not adopted by consumers in the marketplace, our business, operating results and financial condition would be materially harmed.

We have a limited operating history in an emerging industry, which may make it difficult to evaluate our business.

We were incorporated in December 1999 and the first Danger-enabled mobile device was launched in October 2002. Under our initial mobile operator customer contracts, we were responsible for the manufacture, sale and after-market support of Danger-enabled mobile devices. In April 2004, we changed our business model by licensing the reference design for our Danger-enabled mobile device to Sharp and allowing Sharp to assume direct responsibility for the manufacture and sale of Danger-enabled mobile devices to our mobile operator customers. We expect our OEM partners to continue to be responsible for the future manufacture of Danger-enabled mobile devices that run our mobile data services. As a result, we have a limited history of generating revenues solely as a provider of a mobile data services solution, and the future revenue potential of our business in the emerging mobile data services industry is still uncertain. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. As a relatively early stage company in the emerging mobile data services industry, we face increased risks, uncertainties and difficulties related to:

•	retaining our current economic arrangements with mobile operator customers;

•	maintaining and expanding our current, and developing new, mobile operator relationships;

•	maintaining and expanding our current, and developing new, relationships with OEM partners;

•	developing new innovative and high-quality mobile data services that achieve significant market acceptance;

•	developing and upgrading our mobile data services platform to incorporate new technologies;

•	maintaining a stable service infrastructure and reliable service delivery to our mobile operator customers;

•	expanding our service infrastructure to handle growth in subscribers and growth in application usage;

•	keeping subscriber turnover, or subscribers switching to other mobile data services, at acceptable levels;

•	executing our business and marketing strategies successfully;

•	responding to competitive developments; and

•	attracting, integrating and retaining qualified personnel.

Failure to achieve any of these objectives could harm our business. In addition, the costs to overcome these risks may be more expensive than planned, which could adversely impact our operating results and financial condition.

We operate in a highly competitive industry, and many of our competitors have significantly greater resources than we do.

The markets for development, distribution and sale of mobile devices and mobile data services are highly competitive. This competition could make it more difficult for us to sell our mobile data services solution, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share or expected market share, any of which would likely cause serious harm to our business, operating results and financial condition.

Many of our competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Our primary competitors include integrated mobile data service providers such as Research in Motion Limited, which markets BlackBerry wireless devices, as well as smartphone software providers such as Microsoft Corporation and Symbian Software Limited. We also face competition from mobile device manufacturers and mobile virtual network operators, or MVNOs, that market devices and services that compete with Danger-enabled mobile devices and our mobile data services. These include OEMs such as Palm, Inc., Nokia Corporation, Samsung Electronics, Apple, Inc., Sony Ericsson Mobile Communications AB, LG Electronics and Kyocera Corporation, original design manufacturers such as HTC Corporation, Chi Mei Communication Systems, Inc. and Compal Electronics, Inc., and MVNOs such as Helio, Inc. In addition, consumers use or may use products and services from Internet companies, such as Google Inc., or Google, that may compete with Danger-enabled mobile devices and our mobile data services. We also compete broadly with a significant number of firms that market single elements of our solution, including mobile platform companies such as Motricity, Inc. and wireless messaging solutions companies such as Good Technology Inc. (owned by Motorola), Openwave Systems Inc., Seven Networks, Inc. and Visto Corporation.

Some of our competitors’ and our potential competitors’ advantages over us, either globally or in particular geographic markets, include the following:

•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition regionally or worldwide;

•	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

•	access to core technology and intellectual property, including more extensive patent portfolios;

•	quicker pace of innovation;

•	stronger mobile operator relationships;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	broader global distribution and presence.

If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales would decline, our margins would decline and we would lose market share, any of which would materially harm our business, operating results and financial condition.

New entrants and recent developments in the mobile device and mobile services markets may harm our competitive position.

The markets for development, distribution and sale of mobile devices and mobile data services are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our mobile data services solution, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

For example, Google recently announced the formation of the Open Handset Alliance, a consortium of mobile operators, mobile handset manufacturers and software and mobile computing companies focused on developing an open source software platform for mobile devices. Google’s announcement indicated that more than thirty companies had joined the Open Handset Alliance and that mobile devices based on the open source software platform developed by the Open Handset Alliance would be available in the second half of 2008. T-Mobile USA, our largest customer, and Motorola, one of our two OEM partners, are both founding members of the Open Handset Alliance and have each publicly expressed an intention to leverage the software platform developed by the Open Handset Alliance. If the Open Handset Alliance’s software platform is widely adopted, we may not be able to attract new OEM partners to manufacture mobile devices based on our mobile data services platform, our existing OEM partners may cease developing mobile devices that operate our mobile data services platform, and mobile operator customers, including T-Mobile USA, may not purchase Danger-enabled mobile devices or our mobile data services solution. These developments would significantly harm our business, operating results and financial condition.

In addition, many mobile operators have also started to develop, internally or through managed third parties, their own mobile devices and mobile data services for distribution. Verizon Wireless also recently announced that it will open its network to wireless devices, software and applications that are not sold by Verizon Wireless in an effort to expand its customer base. As mobile operators invest in their own mobile devices and mobile data services and, like Verizon Wireless, choose to open their networks to a variety of devices, applications and services, they might refuse to distribute Danger-enabled mobile devices or some or all of our mobile data services. In addition, to the extent that we license our technology to enable additional device manufacturers to equip their mobile devices with our mobile data services platform, such action may impact demand for Danger-enabled mobile devices sold with our current OEM partners and mobile operator customers.

Our success is strongly tied to the popularity of our mobile data services platform and Danger-enabled mobile devices with subscribers and is subject to risks associated with unpredictable and continuously changing consumer tastes. If we fail to develop new mobile data services or our OEM partners fail to develop mobile devices that achieve market acceptance by consumers, sales of our mobile data services and our revenues would decline.

Our business depends on developing mobile data services and supporting the launch of Danger-enabled mobile devices manufactured by our OEM partners that mobile operators sell to subscribers. We must invest significant resources in research and development, engineering and software development to enhance our mobile data services platform and introduce new data services, and we must bring them to market in a timely manner.

Even if our mobile data services and Danger-enabled mobile devices are successfully introduced and initially adopted, a subsequent shift in the requirements of our mobile operator customers, market dynamics or the preferences of consumers could cause a decline in the popularity of Danger-enabled mobile devices or our mobile data services. For example, to date, our mobile operator customers have marketed Danger-enabled mobile devices primarily to young adults, teenagers and socially-oriented consumers. We believe that the current popularity of social networking and instant messaging has contributed to sales of Danger-enabled mobile devices among this demographic. The tastes of these consumers are unpredictable and subject to rapid change, based in part on changing trends within the popular culture. In addition, these consumers are strongly influenced by the pricing structure and branding success of our mobile operator customers, over which we have no control. As the tastes and preferences of consumers change, we cannot assure you that our Danger-enabled mobile devices will continue to be popular with these consumers or whether our mobile operator customers will be able to structure product offerings that successfully market to them or other demographic groups. Competitors may also offer new mobile devices and services that have greater appeal to our core consumer demographic. If we and our mobile operator customers are not able to successfully market Danger-enabled mobile devices and our mobile data services to these and other consumers, our revenues would decline and our business, operating results and financial condition would be harmed.

Our success depends on significantly increasing the number of subscribers that use Danger-enabled mobile devices to access our mobile data services.

Our revenues are derived primarily from payments that we receive from our mobile operator customers for each subscriber that uses a Danger-enabled mobile device to access our mobile data services and, to a lesser extent, from revenue share arrangements associated with purchases of premium applications, content and services by subscribers. To date, only a relatively small number of consumers use Danger-enabled mobile devices compared to the total number of mobile device users. Our near-term operating and financial results depend heavily on achieving significant use by consumers of Danger-enabled mobile devices. Our operating and financial results also depend on achieving widespread deployment of our mobile data services by attracting and retaining additional mobile operator customers. The use of our mobile data services platform will depend on the quality of those services and subscriber expectations for those services, which may vary by market, as well as the level of subscriber turnover experienced by our mobile operator customers. If subscriber turnover increases more than we anticipate, our financial results could be adversely affected. For example, during the three month period ended September 30, 2007, subscriber turnover increased as compared to the prior three-month period, which we believe was due to the commercial introduction of Apple Inc.’s iPhone in June 2007.

If our current and future mobile operator customers are not able to successfully market Danger-enabled mobile devices and our mobile data services, if we are not successful in maintaining and expanding relationships with mobile operator customers, or if we are not able offer a compelling mobile data and Internet solution for consumers, we will not be able to increase the number of consumers that use our mobile data services, and our business prospects, operating results and financial condition will be materially adversely affected.

There is a limited number of mobile operator customers for our mobile data services solution.

Our success is highly dependent upon establishing and maintaining successful relationships with mobile operator customers. There is a limited number of mobile operator customers that may use our mobile data services solution on their networks due to a number of factors, including:

•	operator concentration within the wireless services industry;

•	incompatibility between our mobile data services platform and certain mobile operator networks;

•	contractual limitations in our agreements or the agreements of our OEM partners; and

•	unfavorable market conditions in certain geographies.

Many of our mobile operator customer agreements provide the mobile operator customer with rights of first refusal or exclusive rights to sell our mobile data services in a particular territory. For example, pursuant to our agreement with T-Mobile USA, T-Mobile USA has certain exclusivity rights and rights of first refusal for new mobile data services and mobile device designs owned or controlled by us. The exclusivity and first refusal rights in our agreements with our mobile operator customers may inhibit our ability to establish relationships with other mobile operator customers, and therefore may limit our growth in particular territories. In addition, our OEM partners’ agreements with our mobile operator customers may prevent our OEM partners from selling Danger-enabled mobile devices to other mobile operators, and, consequently, would limit us from establishing new relationships with mobile operator customers.

Our mobile data services platform is not currently compatible with the networks of certain mobile operators and may not support future network technologies implemented by mobile operators. For example, our technology does not currently support devices that are based on code division multiple access, or CDMA, technology which represents a significant portion of the total mobile device market in the United States and certain Asian countries, and we have no current plans to support such devices. Our inability to develop or deliver a mobile data services platform that supports the technologies of multiple mobile operators will limit the number of mobile operator customers that may employ our solution. In addition, we are limited as to which subscriber markets we can access through mobile operators as a result of inadequate infrastructure within certain territories, the existence of entrenched or localized mobile operators with which we have no relationship, and differences in consumer trends and public tastes in certain geographies. For example, in Europe, we believe that the popularity of text messaging among mobile device consumers has inhibited the adoption of other mobile data messaging services, such as instant messaging, which are widely used by subscribers of our mobile data services in the United States. If we are not able to establish or maintain relationships with mobile operators or obtain access to additional subscribers, our operating results and financial condition will be adversely impacted.

We are substantially dependent on our mobile operator customers to market and distribute Danger-enabled mobile devices and our mobile data services to subscribers and to generate our revenues.

We rely on our mobile operator customers for substantially all of the marketing of Danger-enabled mobile devices and our mobile data services to subscribers. None of our mobile operator customers are contractually obligated to introduce, market or promote mobile devices that run on our mobile data services platform. Moreover, our mobile operator customer agreements do not prevent our mobile operator customers from offering mobile data services supported by internally-developed technologies or technologies developed by one or more of our competitors. If mobile operator customers do not introduce, market and promote Danger-enabled mobile devices, our mobile data services solution will not achieve widespread acceptance and we may not be able to grow as fast as anticipated, or at all. In addition, our mobile operator customers are responsible for the structure and pricing of mobile data service plans that they offer, as well as marketing strategies and customer service programs. Any modifications to these pricing structures could affect the demand for Danger-enabled mobile devices by consumers.

Our success depends on a number of factors controlled by our mobile operator customers.

In addition to the marketing and promotion of our mobile data services by our mobile operator customers, our success depends on a number of factors that are largely controlled by our mobile operator customers, including:

•	the addition and retention by our mobile operator customers of subscribers to our mobile data services;

•	changes in the terms that our mobile operator customers may offer to subscribers for our mobile data services;

•	the achievement of branding success by our mobile operator customers and related consumer familiarity with Danger-enabled mobile devices;

•	the availability and quality of the wireless networks of our mobile operator customers, which we do not maintain;

•	the extent and timeliness of testing of our mobile data services on the wireless networks of our mobile operator customers;

•

continued investments by our mobile operator customers in evolving network technologies, such as third-generation, or 3G, high bandwidth wireless network capability, and our ability to maintain compatibility with such evolving technology; and

•	consolidation involving our mobile operator customers.

Any or all of these factors could negatively impact our business, which could have a material adverse effect on our financial condition and results of operations.

If our mobile operator customers, particularly T-Mobile USA, change their branding strategies, our potential revenues could be limited and our business, operating results and financial condition could be harmed.

Danger-enabled mobile devices are most popularly recognized and sold in the United States and certain other geographies under the T-Mobile Sidekick brand. Deutsche Telekom, AG, the parent company of the group of T-Mobile mobile operators, owns the trademark “Sidekick” in the United States and in international territories, and T-Mobile mobile operators have spent a significant amount of money during the last several years promoting and marketing Danger-enabled mobile devices and our mobile data services under the Sidekick brand in the United States and internationally. As such, the marketplace and consumers popularly know Danger-enabled mobile devices and our mobile data services by the Sidekick trademark. Although the T-Mobile mobile operators have not marketed a competitor’s device or mobile data services under the Sidekick brand, we cannot guarantee how T-Mobile mobile operators will use the Sidekick trademark in the future. If T-Mobile mobile operators do not market future Danger-enabled mobile devices under the Sidekick brand or begin marketing competitors’ products under the Sidekick brand, our business, operating results and financial condition could be harmed.

We rely on network infrastructures provided by our mobile operator customers for the delivery of our mobile data services to consumers.

Our future success will depend on the availability and quality of our mobile operator customers’ wireless networks in the United States and internationally to run our mobile data services and to provide us access to their subscribers. This includes deployment and maintenance of reliable 3G networks with the speed, data capacity and security necessary to provide reliable wireless communications services. We do not establish or maintain these wireless networks and have no control over interruptions or failures in the deployment and maintenance by mobile operators of their wireless network infrastructure. In addition, these wireless network infrastructures may be unable to support the demands placed on them if the number of subscribers continues to increase, or if existing or future subscribers increase their bandwidth requirements. Market acceptance of our mobile data services platform will depend in part on the quality of these wireless networks and the ability of our mobile operator customers to effectively manage their subscribers’ expectations. Wireless communications have experienced a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to provide our mobile data services successfully. In addition, changes by a mobile operator to network infrastructure may interfere with the delivery of our mobile data services and may cause subscribers to lose functionality in Danger-enabled mobile devices that they have already purchased. Any of this could harm our business, operating results and financial condition.

The failure of our OEM partners to keep pace with technological and market developments in mobile device design may negatively affect the demand for Danger-enabled mobile devices and our mobile data services.

Our future success will depend on our OEM partners’ ability to manufacture Danger-enabled mobile devices that meet the technological and design demands of mobile operator customers and their subscribers. Our OEM partners will have to invest in developing mobile devices that are compatible with the advanced network technology, such as 3G technology, that mobile network operators are deploying to increase network capacity and speed for mobile data delivery. For example, we are currently planning to work with Sharp and Motorola to develop Danger-enabled mobile devices that are compatible with 3G technologies from Qualcomm Corporation. If our current or future OEM partners fail to adopt 3G technology or other advanced technologies, future sales of Danger-enabled mobile devices may suffer. In addition, if our OEM partners adopt 3G technology that is incompatible with our mobile data services platform development, there will be fewer Danger-enabled mobile devices available to consumers and sales of our mobile data services will suffer.

Successful sales of Danger-enabled mobile devices also depend on our OEM partners keeping pace with changing consumer preferences for mobile devices. If our OEM partners do not develop Danger-enabled mobile devices with the design attributes attractive to consumers, such as thin form factors, high-resolution screens and attractive plastics and colors, sales of Danger-enabled mobile devices may decline and, consequently, our business will be harmed.

We have experienced, and may in the future experience, delays or interruptions in the manufacturing and delivery of Danger-enabled mobile devices by our OEM partners, that may harm our business.

Our OEM partners’ ability to timely manufacture and ship Danger-enabled mobile devices in large quantities and at competitive prices depends on a variety of factors. Our OEM partners may experience design or development delays due to hardware or software defects, problems with their contract manufacturers, difficulties in obtaining required industry or regulatory certifications, or difficulties in passing mobile operator handset qualification tests. Any such delays would adversely impact the timing of Danger-enabled mobile device launches and would consequently negatively impact our future revenues. For example, in November 2007, following the initial launch of the Sidekick Slide, T-Mobile suspended sales and removed devices from retail store shelves due to reports that some devices were irregularly powering off. After diagnosing the problem, our OEM partner’s contract manufacturer implemented a fix at the factory and our OEM partner repaired the defective units that had already shipped. The defect resulted in approximately a three week delay in sales of Sidekick Slide devices. In addition, our OEM partners rely on a limited number of sources for the timely supply of functional components, such as displays, semiconductors, batteries, printed circuit boards, plastics, tooling equipment and flash memory. Functional component supply shortages or delays could prevent or delay the manufacture and shipment of Danger-enabled mobile devices by our OEM partners. For example, in 2005, a fire at a component supplier’s factory limited the supply of camera modules for Sharp’s Danger-enabled mobile devices, resulting in an inventory shortage and production and shipment delays until an alternative source was located. Cost increases in such components could also result in our OEM partners refusing to commercially offer or continue to support Danger-enabled mobile devices. In addition, contractual restrictions or claims for infringement of intellectual property rights may restrict our OEM partners’ use of certain components. These restrictions or claims may require our OEM partners to utilize alternative components or obtain additional licenses or technologies, and may impede our OEM partners’ ability to manufacture and deliver Danger-enabled mobile devices on a timely or cost-effective basis. Any of these occurrences could ultimately have a material adverse effect on our business, operating results and financial condition.

Changes to the economics of our relationships with our OEM partners could have a material adverse impact on our business, operating results and financial condition.

We license our client software to our OEM partners on a royalty-free basis. However, our client software includes certain technology or intellectual property that we license from third parties for which royalties are due on the sale of Danger-enabled mobile devices. Such third parties include, but are not limited to:

•	Sun Microsystems, Inc., for the use of its Java specifications;

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owners of intellectual property related to the global system for mobile communication, or GSM standard, and other wireless standards, such as Nokia Corporation, Telefonaktiebolaget LM Ericsson and Interdigital, Inc.;

•	owners of intellectual property relating to digital image compression and transmission, such as Eastman Kodak Company; and

•	owners of intellectual property relating to compression and transmission of digital music files, such as Thomson S.A.

We anticipate that the addition of new features and functionality to our mobile data services and Danger-enabled mobile devices will require us to obtain licenses that involve the payment of additional per unit royalties to third parties. Under our agreements with our OEM partners, our OEM partners agree to either reimburse us for any such per unit royalties that we may be required to pay, or agree to pay these royalties directly to the rights holders. If, in the future, our OEM partners do not agree to pay these third party royalties or do not agree to reimburse us for our royalty payments, we would incur increased expenses, which would have a material adverse impact on our business, operating results and financial condition. In addition to these technologies for which we obtain licenses, if third parties claim that we, our OEM partners or our mobile operator customers infringe upon their intellectual property rights, we may be required to make significant payments or obtain additional licenses, which may not be available on terms acceptable to us, or at all.

If our third-party developers cease development of new premium applications, content and services for us or the mix of premium applications, content and services that we offer to consumers changes, our business may be adversely impacted.

We rely on third-party developers to develop a majority of the games, ringtones and other premium applications, content and services that our mobile operator customers sell to subscribers that access our mobile data services. During the fiscal years ended September 30, 2006 and 2007, sales of premium applications, content and services represented 7.6% and 8.3% of our service revenues, respectively. Because we rely on third-party developers to develop the majority of the premium applications, content and services that we offer, we are subject to the following risks:

•	key developers that worked with us in the past may choose not to work with us in the future;

•	third-party developers currently under contract may try to renegotiate our agreements with them on terms less favorable to us;

•	larger third-party developers with popular offerings may not do business with us because the subscriber base at our existing mobile operator customers is small relative to other opportunities;

•	the content that is produced for us may not be popular with our customers; and

•

our third-party developers may be unable or unwilling to allocate sufficient resources to complete premium applications, content and services for our platform in a timely or satisfactory manner, if at all.

If our developers terminate their relationships with us or negotiate agreements with terms less favorable to us, we may have to reduce the number of premium applications, content and services that we intend to introduce, delay the introduction of some premium applications, content and services or increase our internal development staff, which would be a time-consuming and potentially costly process, and, as a result, our business, operating results and financial condition could be harmed.

Some of our mobile operator customers source their own premium applications, content and services and we have lower margins on sales of these mobile operator customers’ premium applications, content and services. Our agreements with certain mobile operator customers also allow the mobile operator customer to control the mix of premium applications, content and services that are offered to subscribers. If the mix of premium applications, content and services sold to subscribers changes and our margins are reduced, our business, operating results and financial condition could be harmed.

We may not be able to enhance our mobile data services platform to keep pace with technological and market developments, or develop new mobile data services in a timely manner or at competitive prices.

The market for mobile data services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. To keep pace with technological developments, satisfy increasing customer requirements and achieve product acceptance, our future success depends upon our ability to enhance our current mobile data services platform and to continue to develop and introduce new mobile data services offering compatibility, enhanced performance features and functionality on a timely basis at competitive prices. For example, our mobile data services platform does not currently support video services or Wi-Fi interoperability, and our failure to address these or other technological advances may limit our growth and harm our competitive position. In addition, our mobile data services platform is not compatible with the technologies of many mobile operators, such as CDMA networks that are operated by certain mobile operators, such as Sprint Nextel Corporation and Verizon Wireless in the United States, and may not support future technologies developed by mobile operators or OEMs. Our inability, for technological or other reasons, to enhance, develop, introduce or deliver compelling mobile data services in a timely manner, or at all, in response to changing market conditions, technologies or consumer expectations could have a material adverse effect on our operating results or could result in our mobile data services platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile data services platform with evolving industry standards and protocols and competitive network operating environments.

Development and delivery schedules for mobile data services are difficult to predict. If new releases of our mobile data services are delayed, mobile operators may curtail their efforts to market and promote Danger-enabled mobile devices and subscribers may switch to competing products, any of which would result in a delay or loss of revenues and could seriously harm our business. In addition, there cannot be any assurance that the technologies and related mobile data services that we develop will be brought to market by mobile operators as quickly as anticipated or that they will achieve broad acceptance among mobile operator customers or consumers.

We anticipate that the addition of certain advanced features and functionality to our current mobile data services platform will require us to obtain licenses from third parties that may not be available on commercially favorable terms, or at all.

We may not be able to upgrade our mobile data services platform to support certain advanced features and functionality, such as mobile video services or Wi-Fi, without obtaining technology licenses from third parties. Obtaining these licenses may be costly and may delay the introduction of such features and functionality, and these licenses may not be available on commercially favorable terms, or at all. The inability to offer advanced features or functionality, or a delay in our ability to upgrade our mobile data services platform, may adversely affect consumer demand for our mobile data services and, consequently, harm our business.

Our lengthy sales cycle makes it difficult for us to predict when we will generate revenues from new mobile operator customers.

We have a lengthy and complex sales process. The integration and testing of our mobile data services platform with our prospective mobile operator customers requires a substantial amount of time before launching our mobile data services with that mobile operator customer. Our sales cycles are typically longer and more problematic in new markets. Even after an initial decision to launch our mobile data services is made, the integration of our mobile data services platform with a mobile operator customer’s network and billing systems requires several months before commercial deployment. Because of this lengthy cycle, we may experience delays from the time we begin the sales process and incur increased costs and expenses to obtain a new mobile operator customer and integrate our mobile data services platform until the time we generate revenues from such mobile operator customer. These delays may make it difficult to predict when we will generate revenues from new customers.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us, our OEM partners or our mobile operator customers may cause our business, financial condition and operating results to suffer.

Our commercial success depends in part upon us, our OEM partners and our customers not infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures. We operate in an industry with extensive intellectual property litigation. Many participants that own, or claim to own, intellectual property aggressively assert their rights, and our mobile operator customers and our OEM partners, whom we indemnify for intellectual property infringement claims related to our solution, are often targets of such assertions. We cannot determine with certainty whether any existing or future third-party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

We have received, and may in the future continue to receive, claims from third parties asserting infringement and other related claims. For instance, in 2005, a patent holding company filed lawsuits alleging patent infringement and trade secret misappropriation against us, T-Mobile USA, Sharp and an affiliate of Sharp. We incurred expense of approximately $2.7 million in defending ourselves, T-Mobile and Sharp before settling the litigation in November 2006. Future litigation may be necessary to defend ourselves, our mobile operator customers and our OEM partners by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us, our mobile operator customers or our OEM partners. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future mobile operator customers, their subscribers or our OEM partners;

•	cause delays or stoppages in the shipment of Danger-enabled mobile devices, or cause us to modify or suspend the provision of our mobile data services;

•	divert management’s attention and resources;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements on unfavorable terms; and

•	require us to cease certain activities.

In addition to liability for monetary damages against us or, in certain circumstances, our OEM partners and mobile operator customers, we may be prohibited from developing, commercializing or continuing to provide certain of our mobile data services unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering or materially alter our mobile data services in some markets.

In addition, our OEM partners and mobile operator customers may be subject to claims from third parties asserting that they are infringing patents or other intellectual property rights of these third parties. These claims may require our OEM partners or mobile operator customers to utilize alternative components, obtain additional licenses or cease the use of certain technologies, which can be time-consuming and expensive. For example, the U.S. International Trade Commission recently ruled that Qualcomm infringed Broadcom Corporation’s patent rights and issued an import ban on certain mobile devices containing Qualcomm’s technology. Broadcom also initiated two suits against Qualcomm alleging, among other things, patent infringement and antitrust violations.

We are planning to work with our OEM partners to develop future Danger-enabled mobile devices that utilize chipsets sold by Qualcomm. If the import ban is not stayed or lifted, if these suits are resolved unfavorably for Qualcomm or if our OEM partners are otherwise unable to utilize chips sold by Qualcomm, the manufacture and delivery of Danger-enabled mobile devices by our OEM partners may be delayed or discontinued, and our business may be harmed.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, damages caused by defective software and other losses.

Our agreements with our mobile operator customers and OEM partners include indemnification provisions. In these provisions, we agree to indemnify them for losses suffered or incurred in connection with our client software and mobile data services, including as a result of intellectual property infringement, damages caused by defects and damages caused by viruses, worms and other malicious software. The term of these indemnity provisions is generally perpetual after execution of the corresponding agreement, and the maximum potential amount of future payments we could be required to make under these indemnification provisions is generally unlimited.

We have received, and expect to continue to receive, demands for indemnification under these agreements, which demands can be very expensive to settle or defend, and we have in the past contributed to settlement amounts and incurred substantial legal fees in connection with certain of these indemnity demands. A number of these indemnity demands, including demands from T-Mobile USA and Sharp, relate to pending litigation and remain outstanding and unresolved as of the date of this prospectus. For example, in October 2007, T-Mobile USA demanded that we indemnify and defend T-Mobile USA against a lawsuit brought by NTP, Inc., or NTP, alleging that T-Mobile USA is infringing certain patents held by NTP relating to the use of wireless communications in electronic mail systems and seeking unspecified damages. NTP is a patent holding company that sued Research in Motion Limited, which markets BlackBerry wireless devices, for patent infringement in 2001, and settled such litigation with Research in Motion Limited in 2006 for $612.5 million. Although NTP’s lawsuit against T-Mobile USA was recently stayed pending the U.S. Patent and Trademark Office’s ongoing review of NTP’s patents, the stay could be lifted at any time. As of the date of this prospectus, we have not accepted or rejected T-Mobile USA’s indemnity demand related to this litigation. Large future indemnity payments and associated legal fees and expenses, including potential indemnity payments and legal fees and expenses relating to T-Mobile USA’s indemnity demand with respect to the NTP lawsuit, could materially harm our business, operating results and financial condition.

Although we have not agreed to defend or indemnify our mobile operator customers or OEM partners for any outstanding and unresolved indemnity demands, we may in the future agree to defend and indemnify them in connection with these demands, irrespective of whether we believe that we have an obligation to indemnify them or whether we believe that our solution infringes the asserted intellectual property rights. Alternatively, we may reject certain of our mobile operator customers’ or OEM partners’ indemnity demands, including outstanding demands from T-Mobile USA or Sharp, which rejections may lead to disputes with our mobile operator customers or OEM partners and may negatively impact our relationships with them or result in litigation against us. Our mobile operator customers or OEM partners may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. If, as a result of indemnity demands, we make substantial payments, our relationships with our mobile operator customers or OEM partners is negatively impacted, or if any of our mobile operator customer or OEM partner agreements is terminated, our business, financial condition and operational results could be materially adversely affected.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.

We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of September 30,

2007, we held 34 U.S. patents and eight foreign patents expiring between August 16, 2021 and April 20, 2024, and have 40 U.S. and 47 pending foreign patent applications. We also have filed corresponding foreign applications pursuant to the Patent Cooperation Treaty for many of our patents and patent applications. However, our issued patents and any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for Danger-enabled mobile devices and our mobile data services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our revenues and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, we may not be able to predict our future revenues or results of operations. In the event that we enter into an agreement, or amend an existing agreement, with a particular mobile operator customer that requires us to provide specified deliverables, the generally accepted accounting principles governing our recognition of revenue and expenses may require us to defer all revenues and certain direct and incremental expenses related to that particular mobile operator customer until such specified deliverable is provided. This could result in a deferral of a substantial portion of our revenues in future periods as well as significant variations in our results from quarter to quarter, and therefore makes it very difficult for us to adequately forecast our revenues and expenses in future periods. In addition, revenues and expenses related to our premium applications, content and services and non-recurring engineering fees are required to be amortized over the longer of the applicable mobile operator contract or the expected period of performance under the applicable mobile operator contract. As a result, our amortization of these revenues, and, consequently, our margins, may change materially from quarter to quarter, particularly in connection with any extension to an applicable mobile operator customer contract. Any significant variations in our results of operations as a result of these accounting policies could adversely impact the price of our common stock.

We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for a particular quarter. Our relationship with T-Mobile USA represents a substantial majority of our revenues and will influence our net income or loss in any quarter, as will our relationships with other mobile operator customers. We may also incur significant or unanticipated expenses if we need to acquire licenses to third party technology and/or develop new mobile data services based on new and emerging technologies. For instance, we recently licensed technology from Qualcomm Corporation at a significant cost for the development of our mobile data services platform to support higher speed, 3G mobile devices. These engineering development efforts may take longer than anticipated, which could delay or prevent the commercial introduction of new or enhanced Danger-enabled mobile devices or mobile data services, which would have an adverse impact on our business and operating results.

In addition to other risk factors discussed above, factors that may contribute to the limited visibility and variability of our quarterly results include:

•	the number of and timing of release of new Danger-enabled mobile devices developed by our OEM partners;

•	the number of and timing of release of new mobile devices developed by our competitors or competitors of our OEM partners;

•	uncertain and limited visibility into the volume of Danger-enabled mobile device orders by our mobile operator customers;

•	our lengthy and complex sales process;

•

the efforts of our mobile operator customers in marketing Danger-enabled mobile devices, including service plans and promotions, sales channels supported, sales compensation, device subsidies, device positioning and direct marketing programs;

•	the rate of subscriber turnover from Danger-enabled mobile devices to competitive products;

•	the renegotiation or expiration of existing mobile operator customer agreements;

•	the impact of outages of our mobile data services, or of our mobile operator customers’ network services;

•	changes in pricing policies by us, our competitors or our mobile operator customers;

•	changes in the mix of premium applications, content and services that we provide or our mobile operator customers provide, which have varying gross margins;

•	fluctuations in the size and rate of growth of overall consumer demand for mobile devices and related content;

•	our success in entering new geographic markets;

•	future changes in accounting rules governing recognition of revenue;

•	the seasonality of our industry; and

•	general economic and political conditions in the countries where we operate or Danger-enabled mobile devices are used.

As a result of these and other factors, our operating results may vary and not meet expectations. If we fail to meet market expectations, the trading price of our common stock would decrease.

We may be required to reduce our prices to compete successfully, or we may incur increased or unexpected costs, which could have a material adverse effect on our operating results and financial condition.

The intensely competitive market in which we conduct our business may require us to reduce our prices, which could negatively impact our operating results. For example, competition could result in price reductions due to competing solutions that are provided at little or no cost as part of a bundled offering or competitors offering deep discounts on mobile data services in an effort to recapture or gain market share or to sell other mobile data services. In addition, rates charged by our mobile operator customers for mobile data services could decline significantly, resulting in pricing pressures that negatively impact our operating results. Moreover, we may experience cost increases or unexpected costs which may also negatively impact our operating results, including increased or unexpected costs related to:

•	the implementation of new data centers and expansion of existing data centers, as well as increased data center rent, hosting and bandwidth costs;

•	the replacement of aging equipment;

•	acquiring key technologies to support or expand our mobile data services solution;

•	changes in the mix of premium applications, content and services that we provide or our mobile operator customers provide, which have varying gross margins; and

•	increases in our software warranty costs and indemnification obligations associated with our mobile operator customer and OEM partner agreements.

Network failures, disruptions or capacity constraints in our third-party data center facilities or in our hosted service delivery engine, or SDE, could affect the performance of our mobile data services platform and harm our reputation and our revenues.

Our mobile data services are provided through a combination of our hosted SDE and the wireless networks of our mobile operator customers. Our operations rely to a significant degree on the efficient and uninterrupted operation of our hosted SDE. Our hosted SDE is currently located in third-party data center facilities located in San Jose, California and is now operated by Verizon Business Network Services, Inc., or Verizon, following its acquisition of MCI Communications Services. In October 2007, we entered into an agreement with Digital Realty Trust, or DRT, for additional hosted data center facilities located in Phoenix, Arizona to accommodate the anticipated growth of our mobile data services. Unlike our Verizon facilities, our hosting facilities with DRT are not full service hosting facilities. Therefore, we must separately contract for and manage the supply of internet connectivity, power, equipment installation and on site support for the DRT facilities and we have not previously been responsible for managing these services. We are planning to complete the set up of our DRT facilities to support their commercial operation of our SDE by June 1, 2008. Depending on the rate of growth of our mobile data services, if our DRT facilities are not timely completed and operational, we may experience SDE capacity issues, which could lead to network failures and disruptions.

Our hosted SDE and data center facilities are potentially vulnerable to damage or interruption from a variety of sources including by fire, flood, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts or other events. In addition, under the terms of our service agreement with Verizon, Verizon may cease providing service to us if Verizon determines that its personnel or facilities are at risk of harm or damage. We have not yet completed a business continuity plan and there can be no assurance that the measures implemented by us to date, or measures implemented by us in the future, to manage risks related to network failures or disruptions in our SDE or data center facilities will be adequate, or that the redundancies built into our SDE will work as planned in the event of network failures or other disruptions. In particular, if we experience damage or interruptions to our data center facilities in San Jose, California, or were unable to build out and commence operations in our new data center facilities in Phoenix, Arizona, our ability to provide efficient and uninterrupted operation of our SDE would be significantly impaired.

We could also experience failures or interruptions of our SDE, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections and outsourced service arrangements with third parties;

•	errors in the processing of data by our SDE;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; or

•	errors by our employees or third-party service providers.

Poor performance in or disruptions of our mobile data services platform could harm our reputation, delay market acceptance of our services and subject us to liabilities. We enter into service level agreements with our customers that specify the events constituting “down time” and the actions that we will take to rectify or respond to such down time, including in certain cases, the payment of financial penalties. For instance, in March 2005, we experienced a multiple day service outage for which we were required to provide significant financial credits to our mobile operator customers under the terms of our service level agreements. Failure to comply with service level agreements in the future may have a material adverse effect on our business, operating results and financial condition.

In addition, if our consumer base grows, additional strain will be placed on our technology systems and networks, which may increase the risk of a network disruption. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of our mobile data services could have a material adverse effect on our operations, sales and operating results.

If our mobile data services platform does not scale as anticipated, or we are unable to grow data center capacity as needed, our business will be harmed.

Despite frequent testing of the scalability of our mobile data services platform in a test environment, the ability of our mobile data services platform to scale to support a substantial increase in the number of users in an actual commercial environment is unproven. If our mobile data services platform does not efficiently and effectively scale to support and manage a substantial increase in the number of users while maintaining a high level of performance, our business will be seriously harmed. In addition if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may not be able to efficiently and effectively scale our business to manage the addition of new mobile operator customers, increases in subscriber growth or increases in data traffic.

If the use of our mobile data services solution results in more mobile data traffic than anticipated, our mobile operator customers may change the pricing and other terms by which they offer our mobile data services, which could result in increased subscriber turnover and damage to our business.

T-Mobile USA and other of our mobile operator customers sell Danger-enabled mobile devices with an unlimited data service plan. Offering unlimited data service plans is profitable for our mobile operator customers as long as average subscriber data usage remains below expected levels. If average subscriber usage of our mobile data services exceeds the levels anticipated by our mobile operator customers, or if we begin to offer new mobile data services, such as video streaming services, that cause average subscriber data usage to increase, our mobile operator customers may decide to raise prices, impose usage caps or discontinue unlimited data service plans. If imposed, these pricing changes or usage restrictions could make our mobile data services solution less attractive to consumers and could result in current subscribers abandoning our mobile data services for other products and services. If subscriber turnover increases, the number of consumers using Danger-enabled mobile devices and our revenues would decrease, and our business would be harmed.

Defects in our mobile data services can be difficult to detect. If defects occur, they could have a material adverse effect on our business.

Our mobile data services are highly complex and may contain design defects that are difficult to detect and correct. In the past, we have experienced delays in new releases of Danger-enabled mobile devices and of our mobile data services due to defects, and we may experience similar delays in the future. In addition, we license software and services from third parties that we incorporate into our mobile data services platform, and we cannot control the business and quality standards of these third parties. Despite testing by us, defects and errors may still be found in our current mobile data services platform or in new mobile data service releases, potentially resulting in delayed or lost revenues, loss of customers due to poor user experience, failure to achieve market acceptance, diversion of development resources and harm to our reputation or brand.

The support of our mobile data services entails the risk of product liability or warranty claims based on mobile device returns and repairs due to defects in our client software or mobile data services. In addition, the failure of our mobile data services to perform to customer expectations could give rise to service level agreement claims and credits towards fees owed to us. The consequences of such defects, failures and claims could have a material adverse effect on our business.

Products and services that incorporate our mobile data services platform may contain errors or defects, or may be of low quality and break, which could have an adverse effect on our business.

We cannot control the business and quality standards of our mobile operator customers, OEM partners and other technology partners, and we are unable to control the distribution of mobile devices that run our mobile data services. We cannot guarantee that the products and services provided by our OEM partners or mobile operator customers are free from errors or defects. If errors or defects occur in products and services that use our mobile data services platform, it could result in the rejection of these products and services by mobile operators or consumers, damage to our reputation, increased customer service and support costs, warranty claims, lost revenues and diverted development resources, any of which could adversely affect our business and results of operations. For example, in November 2007, T-Mobile USA suspended sales of the Sidekick Slide device and removed devices from retail store shelves due to reports that some Sidekick Slide devices were irregularly powering off. Following an approximately three week delay, the issues were remedied and sales of Sidekick Slide devices resumed. Also, in 2003, our contract manufacturer’s improper assembly process led to a high rate of device screen failures and nearly caused an interruption in the supply of Danger-enabled mobile devices. We were required to implement manufacturing process changes and repair returned devices to remedy the defect without a supply interruption. In addition, where consumers perceive that our mobile operator customers do not have adequate network coverage, sales of Danger-enabled mobile devices may decrease or consumers that purchase our mobile data services may attribute network coverage issues to our mobile data services.

Software and components that we incorporate into our mobile data services may contain errors or defects, which could have an adverse effect on our business.

We cannot control the quality standards of our suppliers of components that we incorporate into our mobile data services. Although we test certain software before incorporating it into our mobile data services, we cannot guarantee that all of the third-party technology that we incorporate will not contain errors, defects or bugs. If errors or defects occur in products and services that we utilize in our mobile data services platform, it could result in the rejection of these products and services by our OEM partners, our mobile operator customers or their subscribers, damage to our reputation, increased customer service and support costs, warranty claims, lost revenues and diverted development resources. For example, complicated wireless transmission radio software, or radio firmware, from third parties is included in Danger-enabled mobile devices. In the past, we have encountered radio firmware defects that have affected the user experience for our mobile data services. In one case, the radio firmware defect caused the software on Danger-enabled mobile devices to freeze and become unusable. To date, our radio firmware vendor has been able to fix these defects or we have been able to modify our client software to reduce the negative effect caused by these defects. However, we cannot guarantee that we will be successful in remedying any future radio firmware defects. In addition, if a component supplier fails to meet one of our product quality standards, the development of our mobile data services may be delayed. Any of these occurrences could adversely affect our business and results of operations.

The occurrence or perception of a security breach or an inappropriate disclosure of confidential information could seriously harm our business.

Our mobile data services include the transmission and storage of personal, private and confidential information. If there is a security breach or if there is an inappropriate disclosure of any of these types of information, we could be exposed to litigation and possible liability. Even if we were not held liable for such event, a security breach or inappropriate disclosure of personal, private or confidential information could harm our reputation and our relationships with current and potential customers. Even the perception of a security risk could inhibit market acceptance of Danger-enabled mobile devices and our mobile data services. For example, in

February 2005, the personal information contained on Paris Hilton’s Sidekick device was disclosed on the Internet. Although investigations into the incident concluded that our mobile data services solution was not at fault, the incident may have raised concerns regarding the security of our mobile data services solution. In addition, we may be required to invest additional resources to protect against damages caused by any actual or perceived disruptions of our mobile data services solution or security breaches. Any of these developments could seriously harm our business.

We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments. We believe that our existing working capital and borrowings available under our loan agreement with Silicon Valley Bank will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. The timing and amount of our cash needs may vary significantly depending on numerous factors, including but not limited to:

•	market acceptance of our mobile data services;

•	the need to adapt to changing technologies and technical requirements; and

•	the existence of opportunities for expansion.

If our existing working capital, borrowings available under our loan agreement with Silicon Valley Bank and the net proceeds from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than our current common stock price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which could harm our ability to grow our business.

Failure to adequately manage our growth may seriously harm our business.

We operate in an emerging market and have experienced, and may continue to experience, significant growth in our business. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, financial and accounting systems and controls;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in the United States as well as internationally; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Moreover, as our sales increase, we may be required to concurrently deploy our services infrastructure at multiple locations or provide increased levels of customization. As a result, we may lack the resources to deploy our mobile data services on a timely and cost-effective basis. Failure to accomplish any of these requirements would seriously harm our ability to deliver our mobile data services platform in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including Henry R. Nothhaft, our Chief Executive Officer and Chairman of the Board of Directors, Joe F. Britt, Jr., our founder and Chief Technology Officer, Matt Hershenson, our founder and Senior Vice President of Advanced Products, and other members of our senior management. We have at-will employment relationships with all of our management and other employees. Some of these key employees have strong relationships with our OEM partners or mobile operator customers and our business may be harmed if these employees leave us. The loss of members of our key management and certain other members of our operating personnel could materially and adversely affect our business.

In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees, including a technically skilled development and engineering staff. We face intense competition for qualified individuals from numerous technology, marketing and mobile software and service companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Qualified individuals are in high demand, and we may incur significant costs to attract them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing creative, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key personnel, our ability to operate our business effectively would be negatively impacted and our business would be adversely affected.

Future acquisitions of businesses or technologies may dilute the ownership interests of our stockholders, cause us to incur debt or assume contingent liabilities and strain our business and resources.

In order to remain competitive, we may find it necessary to acquire complementary businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue equity securities that would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These actions could harm our business, operating results and financial condition, or the price of our common stock. Moreover, even if we do obtain benefits from acquisitions in the form of increased revenues, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. This is particularly relevant in cases where it is necessary to integrate new types of technology into our existing mobile data services platform and where new types of products may be targeted for potential operator customers with which we do not have pre-existing relationships. Acquisitions and investment activities also entail numerous risks, including:

•	difficulties in the assimilation of acquired operations and technologies;

•	unanticipated costs associated with the acquisition transaction;

•	the diversion of management’s attention from other business;

•	adverse effects on existing business relationships with our OEM partners and mobile operator customers;

•	risks associated with entering geographic or consumer markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired businesses;

•	difficulties in the assimilation of different corporate cultures and practices; and

•	substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our expansion in international markets may be subject to added business, political, regulatory, operational, financial and economic risks that could increase our costs and hinder our growth.

Our growth strategy involves the expansion of our operations in foreign jurisdictions. International sales represented approximately 8.2% of our revenues in the year ended September 30, 2006 and 6.5% of our revenues in the year ended September 30, 2007. We currently have an office in the United Kingdom, and we contract with offshore engineering centers in India, Ukraine and Romania. We expect international sales to contribute to our future revenues. We have limited experience conducting business outside of the United States, and we may not be aware of all of the factors that may affect our business in foreign jurisdictions. International operations carry certain risks and associated costs, such as:

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, regulatory requirements;

•	foreign laws, including data privacy laws, as well as international import and export legislation;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	corruption, requests for improper payments or other actions that may violate U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;

•	foreign currency fluctuations;

•	exchange or pricing controls;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property;

•	unauthorized copying of software;

•	political, economic and social instability;

•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and

•	other factors, depending upon the country involved.

In addition, developing mobile data services that are compatible with other languages or cultures can be expensive. As a result, our ongoing international expansion efforts may be more costly than we expect. Further, expansion into developing countries subjects us to the effects of regional instability, civil unrest and hostilities, and could adversely affect us by disrupting communications and making travel more difficult. As we continue to expand our business internationally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Changes to financial accounting standards and the interpretation of those standards could affect the way we recognize and report our financial results and could make it more expensive to issue stock options to employees, either of which would negatively impact our business.

We prepare our financial statements to conform with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission, or SEC, and various other regulatory bodies. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. For example, we have used stock options as a fundamental component of our employee compensation packages. We believe that stock options directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain in our employ. Several regulatory agencies and entities have made regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. For example, the FASB released Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, that required us to record a charge to earnings for employee stock option grants beginning October 1, 2006. We have, as a result of these changes, incurred increased compensation costs, which may cause us to change our equity compensation strategy. Any such change may make it more difficult to attract, retain and motivate employees.

Our results may vary significantly from period to period due to the timing of the release of new Danger-enabled mobile device models or new premium applications, content and services, as well as the seasonality of the mobile device market.

We may experience spikes in new subscriber activations and premium applications, content and services revenues as a result of the release of new Danger-enabled mobile device models or new premium applications, content and services. In addition, during the holiday shopping season, mobile device sales typically increase, driving new subscriber activations and an increase in premium applications and content downloads. If we or our OEM partners fail to introduce new Danger-enabled mobile devices and new mobile data services, for any reason, and particularly during key selling periods, our sales will suffer disproportionately. Likewise, if a key event to which our premium applications, content and services release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. Our ability to meet development schedules is affected by a number of factors, including the creative processes involved and the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our mobile data services. Any failure to meet anticipated development or release schedules would likely result in a delay of revenues or possibly a significant shortfall in our revenues and cause our operating results to be materially different than anticipated.

If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.

Our ability to use our tax net operating loss carryforwards may be limited or reduced. Generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date any shares are acquired constitutes an ownership change and may limit our ability to use net operating loss carryforwards. Furthermore, the number of shares of our common stock issued in our initial public offering may be sufficient, taking into account prior or future changes in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, our ability to use our existing net operating losses to offset U.S. taxable income may become subject to substantial limitations. Further, the amount of our net operating losses could be reduced if any tax deductions taken by us are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for us.

Our business could be seriously harmed by earthquakes and other natural disasters.

Our headquarters and our current data center facilities are located in Palo Alto, California and San Jose, California, respectively, and our largest mobile operator customer has facilities located elsewhere in the Pacific Rim, which are areas subject to significant earthquake risks. Any disruption to the networks of this mobile operator customer or our data center facilities resulting from earthquakes or other natural disasters could significantly harm our business.

Risks Related to Our Industry

Changes in the wireless communications industry may adversely affect our business.

The wireless communications industry may experience significant growth and change which could adversely affect our business. New technologies such as Wi-Fi, worldwide interoperability for microwave access, or WiMAX, and voice over Internet protocol, or VOIP, are challenging existing wireless communication technologies. Future growth and adoption of these or other technologies may cause our mobile operator customers to revise or abandon their relationships with us and may cause other mobile operators not to become our customers. This would have an adverse effect on our business, operating results and financial condition. In addition, new entrants to the wireless communication industry offering new business models may challenge existing norms and disrupt the industry. For instance, Google recently announced the formation of the Open Handset Alliance, a consortium of mobile operators, mobile handset manufacturers and software and mobile computing companies focused on developing an open source software platform for mobile devices. In addition, Verizon Wireless recently announced that it will open its network to wireless devices, software and applications that are not sold by Verizon Wireless in an effort to expand its customer base. Changes in the industry caused by such new developments or other entrants, may cause our mobile operator customers to revise or abandon their relationships with us and may cause other mobile operators to choose our competitors. This would have an adverse effect on our business, operating results and financial condition.

Changes in government regulation of the wireless communications industry may adversely affect our business.

It is possible that a number of laws and regulations may be adopted in the United States and elsewhere that could restrict the wireless communications industry, including laws and regulations regarding lawful interception of personal data, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours that store personal information. We anticipate that regulation of our industry will increase and that we will be required to devote legal and other resources to address this regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our mobile data services.

A number of studies have examined the health effects of mobile device use, and the results of some of the studies have been interpreted as evidence that mobile device use causes adverse health effects. The establishment of a link between the use of mobile devices and health problems, or any media reports suggesting such a link, could increase government regulation of, and reduce demand for, mobile devices and, accordingly, the demand for our mobile data services, and this could harm our business, operating results and financial condition.

The transmission and storage of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements or differing views of personal privacy rights.

We transmit and store a large volume of personal information in the course of providing our mobile data services. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. This government action is typically intended to protect the privacy and security of personal information that is collected, stored and transmitted in or from the governing jurisdiction.

We could be adversely affected if domestic or international legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. For example, the USA PATRIOT Act provides certain rights to U.S. law enforcement authorities to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. If we are required to allocate significant resources to modify our mobile data services platform to enable enhanced legal interception of the personal information that we transmit and store, our financial condition and results of operations may be adversely affected.

In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new international markets that we seek to enter. Such variation could subject us to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns, including security breaches, could adversely impact our business, financial condition and results of operations.

Reduced spending by our customers due to the uncertainty of economic and geopolitical conditions may negatively affect our business and results of operations.

Economic and geopolitical uncertainties may directly affect the marketing and distribution of our mobile data services by mobile operators. As current and future conditions in the domestic and global economies remain uncertain, it is difficult to estimate the level of economic growth, which may cause some mobile operators to reduce capital spending on technology products. Accordingly, the future direction of the overall domestic and global economies will have an impact on our overall performance. Economic conditions in the United States, Japan, Europe and elsewhere affecting the wireless industry in which we compete, are beyond our control. If these economic conditions worsen or fail to improve, we may experience reduced demand for and pricing pressure on our mobile data services, which could harm our operating results. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on our business, operating results and financial condition.

Mergers, consolidation or other strategic transactions in the communications industry could weaken our competitive position, reduce the number of our mobile operator customers and adversely affect our business.

The communications industry continues to experience consolidation and an increased formation of alliances among communications service providers and between communications service providers and other entities. Should one of our significant mobile operator customers, such as T-Mobile USA, consolidate or enter into an alliance with another entity, this could have a negative material impact on our business. Such a consolidation and alliance may cause us to lose a mobile operator customer or require us to reduce prices as a result of enhanced customer leverage, which would have a material adverse effect on our business. We may not be able to offset the effects of any price reductions. We may not be able to expand our base of mobile operator customers to make up any revenue declines if we lose a mobile operator customer or if our transaction volumes decline.

In addition, if two or more of our competitors or mobile operator customers were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with their mobile operator customers, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our mobile data services. These events could reduce revenue and adversely affect our operating results.

Risks Related to the Offering and Our Common Stock

There has been no prior public market for our common stock, the trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. Investors who purchase our common stock in this offering may not be able to sell their shares at or above the initial public offering price. Market prices for companies similar to us experience significant price and volume fluctuations. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The following factors, in addition to other risks described in this prospectus, may have a significant effect on our common stock market price:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or agreements by us, our partners or by our competitors;

•	the gain or loss of mobile operator customers;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and related indemnity claims against us by our mobile operator customers or our OEM partners;

•	changes in the market prices for our mobile data services;

•	recruitment or departure of key personnel;

•

actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	our ability or inability, if needed, to raise additional capital and the terms on which we raise it;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in the market valuation of similar companies;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our securities have no prior market and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we expect that our common stock will be approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or, even if developed, may not be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. This initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Future equity issuances or sales of our common stock in the public market could cause our stock price to decline.

If we issue equity securities in the future or if our stockholders sell a substantial number of shares of our common stock in the public market after this offering, or if there is a perception that these sales or issuances might occur, the market price of our common stock could decline. Based on the number of shares of common stock outstanding as of September 30, 2007, upon the closing of this offering, and assuming no outstanding options are exercised prior to the closing of this offering, we will             have shares of common stock outstanding (including             shares of common stock to be issued upon the exercise of outstanding warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, assuming a deemed market price equal to the assumed initial public offering price of $             per share, and             shares of common stock to be issued upon the exercise of other outstanding warrants for cash that will terminate if not exercised prior to the closing of this offering). All of the             shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended. The remaining             shares of common stock outstanding upon the closing of this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering; and

•

all of the restricted shares of common stock, less shares subject to a repurchase option in our favor tied to the holders’ continued service to us (which will be eligible for sale upon lapse of the repurchase option), will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus, which period may be extended in certain limited circumstances.

Deutsche Bank Securities Inc. and UBS Securities LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.”

After this offering, the holders of approximately             shares of common stock, based on shares outstanding as of September 30, 2007, including             shares underlying outstanding warrants, will be entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital. In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under Securities Act to register up to shares of our common stock for issuance under our stock option and employee stock purchase plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

Our executive officers, directors and principal stockholders will continue to have substantial control over us after this offering and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 53.9% of our capital stock as of September 30, 2007, and we expect that upon completion of this offering, that same group will beneficially own at least     % of our outstanding common stock, of which     % will be beneficially owned by our executive officers, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these stockholders, if they act together, will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common stock. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section entitled “Principal Stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering.

Our assumed initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $             a share. In addition, we have issued options and warrants to acquire common stock at prices below the assumed initial public offering price. To the extent outstanding options and warrants are ultimately exercised, including warrants that will terminate if not exercised prior to the closing of this offering, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their over-allotment option, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, that apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

In addition, our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering, could make it more difficult for a third party to acquire us, or for a change in the composition of our board of directors or management to occur, even if doing so would benefit our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval to thwart a takeover attempt;

•

establishing a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	requiring that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	providing that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Restrictions in our material agreements with our mobile operator customers and OEM partners may prevent us from being acquired.

Several of our major agreements with our mobile operator customers, including T-Mobile USA, and with our OEM partners contain provisions that do not allow assignment of our agreement without the prior consent of the mobile operator customer or OEM partner, as the case may be. These provisions could deter a potential acquirer from acquiring us and therefore limit the liquidity opportunities for our stockholders.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use and investment of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. Our management intends to use the net proceeds from this offering to repay certain of our credit facilities and for general corporate purposes, including to finance the expansion of our data centers and to fund capital expenditures, or for investments in, or acquisitions of, complementary companies, technologies, products or assets. Pending these uses, we intend to invest the net proceeds of this offering in a variety of investment-grade capital preservation investments, including short- and intermediate-term interest bearing obligations, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules of the Securities and Exchange

Commission and the NASDAQ Global Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending September 30, 2009. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. As a result, a return on your investment will only occur if our stock price appreciates.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements made herein include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to successfully maintain and expand our current, and develop new, mobile operator relationships and relationships with OEM partners;

•	future development and distribution by our OEM partners of mobile devices that utilize our mobile data services platform;

•	our ability to compete in our industry and respond to competitive developments;

•	our ability to address market needs or develop new or enhanced mobile data services to meet those needs;

•	expected adoption of our mobile data services by subscribers;

•	our ability to grow our revenues and improve our operating results;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to attract, integrate and retain qualified personnel;

•	our ability to scale our mobile data services platform, manage our growth and expand into new geographic and consumer markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms; and

•	our expectations regarding the use of proceeds from this offering.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “target,” “believe,” “estimate,” “predict,” “potential,” “plan,” “anticipate,” “seek,” “project,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the mid-point of the range reflected on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of             shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use approximately $7.2 million of the net proceeds of this offering to repay in full the principal and accrued interest on our outstanding term loan from Silicon Valley Bank and the principal and accrued interest on, together with the payment of additional fees related to, our outstanding equipment lease advances from Atel Ventures, Inc. Our intent to use approximately $7.2 million of the net proceeds of this offering to repay these credit facilities is based on amounts outstanding under these credit facilities as of November 30, 2007. Our outstanding term loan from Silicon Valley Bank carries an interest rate of 8.3% and matures in December 2010. Our outstanding equipment lease advances from Atel Ventures carry a weighted average interest rate of 11.9% and mature in November 2009, January 2010 and February 2010. We have used the proceeds of these credit facilities primarily to finance data center equipment and software development license acquisitions.

We intend to use the remaining net proceeds of this offering for working capital and other general corporate purposes, including to finance the expansion and operation of our data centers, to fund capital expenditures and to support our research and development and sales and marketing activities. We may also use a portion of the net proceeds of this offering for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any acquisitions or to make any of these types of investments.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of our expenditures will depend on several factors, including the amount of cash generated by our operations, competitive and technological developments, the rate of growth, if any, of our business and actual expenses to operate our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending use of proceeds from this offering, we intend to invest the net proceeds of this offering in a variety of investment-grade capital preservation investments, including short- and intermediate-term interest bearing obligations, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of all of our outstanding shares of our preferred stock into 168,133,864 shares of common stock upon the closing of this offering;

•

the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, resulting in the net issuance of             shares of common stock, assuming a deemed market price equal to the assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus; and

•	the reclassification of preferred stock warrant liability to common stock and additional paid-in capital upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of amounts outstanding under an equipment lease line, which had an outstanding balance of approximately $3.8 million as of September 30, 2007.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(2)
	(In thousands, except per share data)
Cash and cash equivalents	$12,979	$	$

Installment payable, including current portion	$885	$	$
Capital lease obligations, including current maturities	4,501
Preferred stock warrant liability	12,180

Redeemable convertible preferred stock, $0.0001 par value; 175,440,562 authorized, 148,902,132 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	197,623

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual and pro forma; 20,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.0001 par value, 260,000,000 shares authorized, 17,930,106 shares issued and outstanding, actual; 260,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted(1)	2
Additional paid-in capital	1,687
Accumulated deficit	(188,101)

Total stockholders’ equity (deficit)	(186,412)

Total capitalization	$28,777	$	$

(1)	The pro forma and pro forma as adjusted issued and outstanding shares of common stock assumes the issuance of shares of common stock upon the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, assuming a deemed market price equal to the assumed initial public offering price of $ per share. The actual number of shares of our common stock to be issued upon the automatic cashless exercise of these warrants depends on the deemed market price of our common stock immediately prior to the date of exercise. See “Description of Capital Stock—Warrants.” A $ increase in the assumed deemed market price of $ per share would increase the number of shares of common stock to be issued upon the automatic cashless exercise of these warrants by approximately shares of common stock, and a $ decrease in the assumed deemed market price of $ per share would decrease the number of shares of common stock to be issued upon the automatic cashless exercise of these warrants by approximately shares of common stock.

(2)	Each $ increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes, as of September 30, 2007, the following shares:

•

42,861,396 shares of common stock issuable upon the exercise of options outstanding under our 2000 Stock Option/Stock Issuance Plan, or 2000 plan, having a weighted average exercise price of $0.35 per share;

•

6,525,841 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $0.83 per share, of which warrants to purchase 6,415,222 shares of common stock will terminate if not exercised prior to the closing of this offering;

•

2,056,194 shares of common stock reserved for future issuance under our 2000 plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2000 plan will terminate so that no further awards may be granted under our 2000 plan; and

•

an aggregate of up to             shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, both of which will become effective immediately upon the signing of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets), less total liabilities, redeemable convertible preferred stock and common stock subject to repurchase, by the number of outstanding shares of our common stock. As of September 30, 2007, our historical net tangible book value (deficit) was $(186.4) million, or $(10.40) per share of our common stock. Our pro forma net tangible book value as of September 30, 2007 was approximately $             million, or $             per share of our common stock, based on the number of shares of common stock outstanding as of September 30, 2007, after giving effect to the conversion of all of our outstanding redeemable convertible preferred stock into shares of our common stock, the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, and the reclassification of the preferred stock warrant liability to stockholders’ equity upon the closing of this offering.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered by us at an assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $             million, or $             per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders, and an immediate dilution of $             per share to new investors participating in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of September 30, 2007		$(10.40)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock and automatic cashless exercise of certain warrants

Pro forma net tangible book value per share before this offering	$
Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors participating in this offering			$

A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to new investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of             shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma dilution per share to new investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of             shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma dilution per share to new investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase             additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $             per share, the increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the pro forma dilution to new investors purchasing common stock in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by new investors participating in this offering at an assumed initial public offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

The above discussion and tables are based on             shares of common stock outstanding as of September 30, 2007, assuming the conversion of all outstanding redeemable convertible preferred stock into shares of common stock and the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering. This number excludes, as of September 30, 2007:

•

42,861,396 shares of common stock issuable upon the exercise of options outstanding under our 2000 Stock Option/Stock Issuance Plan, or 2000 plan, having a weighted average exercise price of $0.35 per share;

•

6,525,841 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $0.83 per share, of which warrants to purchase 6,415,222 shares of common stock will terminate if not exercised prior to the closing of this offering;

•

2,056,194 shares of common stock reserved for future issuance under our 2000 plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2000 plan will terminate so that no further awards may be granted under our 2000 plan; and

•

an aggregate of up to             shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, both of which will become effective immediately upon the signing of the underwriting agreement for this offering.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2007, after giving effect to the exercise in full of all of our stock options outstanding at September 30, 2007 and our issuance of 6,525,841 shares of common stock upon the exercise of warrants outstanding at September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering will be increased to             shares or    % of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, an aggregate of up to             shares of our common stock will be reserved for future issuance under our equity benefit plans, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that new options are issued under our equity benefit plans or we issue additional shares of common stock in the future, there will be further dilution to new investors purchasing common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statements of operations data for each of the years ended September 30, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of September 30, 2006 and 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the years ended September 30, 2003 and 2004, and the selected consolidated balance sheet data as of September 30, 2003, 2004 and 2005, have been derived from our audited consolidated financial statements that are not included in this prospectus. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended September 30,
	2003	2004	2005	2006	2007
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Service	$—	$481	$21,669	$38,895	$50,581
Product	72	1,257	15,121	10,416	5,832

Total revenues	72	1,738	36,790	49,311	56,413
Cost of revenues:
Cost of service revenues	4,886	6,381	10,701	17,755	26,846
Cost of product revenues	9,165	10,814	16,220	9,130	5,276

Total cost of revenues	14,051	17,195	26,921	26,885	32,122

Gross profit (loss)	(13,979)	(15,457)	9,869	22,426	24,291
Operating expenses:
Research and development	11,141	13,135	11,317	17,746	22,497
Sales and marketing	3,989	4,834	5,211	5,723	7,020
General and administrative	3,165	3,519	3,610	6,999	6,541

Total operating expenses	18,295	21,488	20,138	30,468	36,058

Loss from operations	(32,274)	(36,945)	(10,269)	(8,042)	(11,767)
Other income (expense), net	176	165	359	107	(520)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(32,098)	(36,780)	(9,910)	(7,935)	(12,287)
Provision for income taxes	—	—	—	(54)	(74)

Loss before cumulative effect of change in accounting principle	(32,098)	(36,780)	(9,910)	(7,989)	(12,361)
Cumulative effect of change in accounting principle	—	—	—	1,421	—

Net loss	(32,098)	(36,780)	(9,910)	(6,568)	(12,361)
Accretion of redemption value on redeemable convertible preferred stock	(7,324)	(10,218)	(12,309)	(14,477)	(15,710)

Net loss attributable to common stockholders	$(39,422)	$(46,998)	$(22,219)	$(21,045)	$(28,071)

Net loss per share attributable to common stockholders—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(2.45)	$(2.67)	$(0.69)	$(0.53)	$(0.76)
Cumulative effect of change in accounting principle	—	—	—	0.09	—
Accretion of redemption value on redeemable convertible preferred stock	(0.56)	(0.74)	(0.85)	(0.95)	(0.96)

Net loss per share attributable to common stockholders—basic and diluted	$(3.01)	$(3.42)	$(1.54)	$(1.39)	$(1.72)

Weighted average common shares outstanding—basic and diluted	13,097	13,756	14,396	15,142	16,353

Pro forma net loss per share—basic and diluted (unaudited)(1)					$(0.06)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)					184,463

(1)	Please see Note 3 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per common share and the number of shares used in computing per share amounts.

	As of September 30,
	2003	2004	2005	2006	2007
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,329	$34,293	$10,720	$17,179	$12,979
Short-term investments	8,356	2,501	902	—	—
Working capital	20,828	8,026	(7,126)	6,943	8,961
Property and equipment, net	2,120	2,664	6,405	12,574	17,358
Total assets	45,607	72,276	46,250	47,626	49,024
Deferred revenues, including current portion	14,812	41,670	26,202	12,196	10,630
Installment payable, including current portion	—	—	—	1,550	885
Capital lease obligations, including current maturities	1,188	1,619	3,853	1,006	4,501
Preferred stock warrant liability	—	—	—	11,124	12,180
Redeemable convertible preferred stock	88,039	134,980	147,289	171,667	197,623
Total stockholders’ deficit	(69,435)	(116,348)	(138,323)	(159,001)	(186,412)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a software-as-a-service company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers. As advanced Internet and messaging services are increasingly becoming available on mobile devices, our solution enables mobile operators to offer their subscribers a differentiated and more compelling mobile data and Internet experience and, consequently, helps our operator customers increase their average revenue per user. Our solution is deployed in the United States and certain international markets through the T-Mobile Sidekick family of mobile devices and in other international markets, such as Australia and Europe, through mobile devices utilizing our “hiptop” brand.

We sell the Danger solution directly to mobile operators through an internal sales force and in conjunction with our original equipment manufacturer, or OEM, partners. Under our agreements with mobile operators, we are paid recurring monthly service fees for each of their subscribers that can access our mobile data services and a share of fees for each premium application, content or service transaction with such subscriber. Our mobile data services run on Danger-enabled mobile devices which are designed and manufactured by our OEM partners and sold by them to our mobile operator customers under separate contractual arrangements. We are responsible for hosting our mobile data services, for which we utilize a third-party hosting data center.

We depend on T-Mobile USA, Inc., or T-Mobile USA, for substantially all of our revenues. For the years ended September 30, 2005, 2006 and 2007, T-Mobile USA represented 92.1%, 88.5% and 92.0% of our revenues, respectively. We expect that we will continue to generate a substantial majority of our revenues from T-Mobile USA for the foreseeable future.

The number of our customers’ subscribers using Danger-enabled mobile devices has increased substantially from approximately 136,000 as of September 30, 2004 to approximately 923,000 as of September 30, 2007. Our total revenues have grown from $49.3 million in the year ended September 30, 2006 to $56.4 million in the year ended September 30, 2007, and our service revenues have grown from $38.9 million in the year ended September 30, 2006 to $50.6 million in the year ended September 30, 2007. Since our inception, we have not been profitable. Our loss from operations was $10.3 million, $8.0 million and $11.8 million in the years ended September 30, 2005, 2006 and 2007, respectively and we expect to continue to incur operating losses for the foreseeable future. As of September 30, 2007 our accumulated deficit was $188.1 million. The last day of our fiscal year is September 30.

Our revenue growth will depend significantly on increasing the number of our customers’ subscribers using our mobile data services, as well as our ability to attract additional mobile operator customers. In an effort to increase the value of our solution for mobile operators, we intend to invest significantly in the development of compelling new features, applications and services, the establishment of new and broader relationships with mobile device OEMs, and the expansion of our hosting capabilities and other network infrastructure. Our ability to attain profitability will depend upon the extent to which these additional investments generate increased revenues from our mobile operator customers.

We were incorporated in Delaware in December 1999 and from our inception until September 2002, we were engaged principally in the development of our mobile data services platform and the design and development of the initial Danger-enabled mobile devices. Under our initial mobile operator customer contracts, we were responsible for the manufacture, sale and after market support of Danger-enabled mobile devices. In addition to monthly recurring service fees, these initial contractual arrangements with mobile operators included product revenues from the sale of Danger-enabled mobile devices to our mobile operator customers and client license fee revenues associated with the shipment of Danger-enabled mobile devices or the activation of our mobile data services on Danger-enabled mobile devices. We shipped the first Danger-enabled mobile device in September 2002.

In April 2004, we licensed the reference design for our Danger-enabled mobile device to Sharp Corporation, or Sharp, and Sharp assumed direct responsibility for the manufacture and sale of Danger-enabled mobile devices to mobile operators. Sharp commenced sales of Danger-enabled mobile devices in September 2004, and since that time, substantially all sales of Danger-enabled mobile devices have been made directly to mobile operators by our OEM partners, although we did continue to sell low volumes of Danger-enabled mobile devices manufactured by Sharp directly to certain mobile operator customers until March 2006. In connection with a new contractual arrangement with T-Mobile USA, which was effective June 2005, we ceased charging client license fees in connection with the shipment of Danger-enabled mobile devices to T-Mobile USA. In September 2006, we entered into an agreement with Motorola Corporation, or Motorola, for Motorola to design, manufacture and sell Danger-enabled mobile devices. In November 2007, T-Mobile USA commercially launched Motorola’s first Danger-enabled mobile device.

Overview of Consolidated Financial Data

Revenues

Our revenues include service revenues associated with monthly service fees, our share of fees associated with premium applications, content and services, client license fees and non-recurring engineering, or NRE, fees as well as product revenues associated with the sale of Danger-enabled mobile devices by us prior to March 2006.

The following table reflects our service and product revenues for the years ended September 30, 2005, 2006 and 2007:

	Years Ended September 30,
Revenues	2005	2006	2007
	(In thousands)
Service revenues	$21,669	$38,895	$50,581
Product revenues	15,121	10,416	5,832

	$36,790	$49,311	$56,413

Service Revenues.    We generate substantially all of our service revenues from mobile operators that provide our mobile data services to their subscribers through Danger-enabled mobile devices. We charge our mobile operator customers recurring monthly service fees based on the number of their subscribers that can access our mobile data services. We also generate revenues from the sale of premium applications, content and services, such as games, productivity applications, networked services, ringtones and background themes, offered by our mobile operator customers for download using Danger-enabled mobile devices and charged as a one-time fee or a monthly subscription fee. Our share of the fees generated from the sale of premium applications, content and services varies by mobile operator, content type and content source. Premium applications, content and services revenues are deferred and amortized over the longer of the remaining mobile operator’s contract term or the expected period of performance under the mobile operator’s contract. Our mobile operator customers are responsible for billing and collections of fees from their subscribers that can access our mobile data services, including our premium applications, content and services.

From time to time, we also generate service revenues associated with NRE fees charged for the initial deployment of our mobile data services or for customized development of specific features or applications for our mobile operator customers or the acceleration of certain features on their behalf. These revenues are deferred and amortized ratably over the longer of the remaining mobile operator’s contract term or the expected period of performance under the mobile operator’s contract. We do not expect revenues from NRE fees to be a substantial portion of our revenues in future periods.

Our service revenues also include revenues associated with client license fees paid to us upon the activation of our service or shipment of Danger-enabled mobile devices. We ceased charging these fees to T-Mobile USA effective June 2005 and our client license fee revenues have subsequently decreased significantly. Client license fee revenues are deferred and amortized ratably over the longer of the remaining mobile operator’s contract term, the expected period of performance under the mobile operator’s contract or in cases where the mobile operators had refund rights, the refund period. As of September 30, 2007, we had recognized all of the revenues associated with client license fees paid by T-Mobile USA. We continue to charge client license fees to certain mobile operator customers pursuant to contractual arrangements entered into prior to June 2005, but revenues associated with these client license fees have not been significant nor do we expect them to be significant in future periods.

Product Revenues.    Our product revenues are associated with the sale of Danger-enabled mobile devices by us to our mobile operator customers prior to March 2006. Product revenues from these sales are deferred and amortized over the longer of the remaining mobile operator contract term, the expected period of performance under the mobile operator’s contract or, in cases where the mobile operator has refund rights, over the duration of any refund period. Since September 2004, our OEM partners have been primarily responsible for the manufacture and sale of Danger-enabled mobile devices to our mobile operator customers and our product revenues from device sales have decreased substantially. We expect that substantially all of our deferred product revenues will be amortized by September 30, 2008. We also receive minimal fees related to device accessories sold by third parties which we classify as product revenue.

Deferred Revenues

Our arrangements with our mobile operator customers constitute a subscription model that requires our premium applications, content and services revenues to be deferred and amortized ratably over the longer of the mobile operators’ remaining contract term or the expected period of performance under the mobile operators’ contract, commencing the month after the premium applications, content and services are provided. We also defer revenues associated with client license fees, NRE fees and the sale of Danger-enabled mobile devices. Deferred revenues increase in a given period by the amount of our invoiced fees required to be deferred and decrease by the amount of our service and product revenues recognized.

In addition, when a specified deliverable is deemed present in our arrangements with a mobile operator, all revenues associated with that arrangement, including monthly service revenues, are deferred until the specified deliverable is provided. Our initial contract with T-Mobile USA contained commitments to provide specified deliverables. In the year ended September 30, 2005, we recognized $12.6 million of accumulated deferred revenues associated with product sales and fees invoiced in the years ended September 30, 2003 and 2004. These deferred revenues were recognized upon delivery of a specified deliverable to T-Mobile USA and consisted of $5.9 million of monthly service revenues, $1.0 million of client license fee revenue, $5.6 million of product revenues, $117,000 of revenues associated with NRE fees and $37,000 of premium application, content and services revenues. As of September 30, 2007, one of our contracts with a mobile operator customer contained a commitment for a specified deliverable that had yet to be provided. We currently cannot determine when the specified deliverable will be provided and, therefore, when deferred revenues associated with that arrangement can be recognized. At September 30, 2007, deferred revenues under this arrangement were not material.

The following table reflects the amounts of service fees and product sales we billed and revenues we recognized for the years ended September 30, 2005, 2006 and 2007, and the balance of our deferred revenues at September 30 of each such year:

	Years Ended September 30,
Billed Fees and Product Sales	2005	2006	2007
	(In thousands)
Service
Monthly service	$10,083	$29,469	$44,785
Premium applications, content and services	2,705	4,443	7,676
NRE	473	661	2,215
Client license	5,848	283	46

Total service	19,109	34,856	54,722
Product	2,212	449	125

Total billed fees and product sales	$21,321	$35,305	$54,847

	Years Ended September 30,
Revenues	2005	2006	2007
	(In thousands)
Service
Monthly service	$15,655	$29,566	$44,575
Premium applications, content and services	903	2,964	4,177
NRE	329	392	219
Client license	4,782	5,973	1,610

Total service	21,669	38,895	50,581
Product	15,121	10,416	5,832

Total revenues	$36,790	$49,311	$56,413

	As of September 30,
Deferred Revenues Balance	2005	2006	2007
	(In thousands)
Service
Monthly service	$81	$—	$209
Premium applications, content and services	2,371	3,859	7,358
NRE	527	781	2,779
Client license	7,332	1,632	68

Total service	10,311	6,272	10,414
Product	15,891	5,924	216

Total deferred revenues	26,202	12,196	10,630
Less current portion of deferred revenues	18,003	9,140	6,097

Long-term portion of deferred revenues	$8,199	$3,056	$4,533

Cost of Revenues

The following table reflects our cost of revenues for the years ended September 30, 2005, 2006 and 2007:

	Years Ended September 30,
Cost of Revenues	2005	2006	2007
	(In thousands)
Cost of service revenues	$10,701	$17,755	$26,846
Cost of product revenues	16,220	9,130	5,276

	$26,921	$26,885	$32,122

Cost of Service Revenues.    Our cost of service revenues consists primarily of personnel related costs associated with employees and contractors responsible for the design, development, and quality assurance of our service delivery engine, or SDE, and costs associated with hosting and managing our mobile data services, including personnel related costs, hosting and bandwidth charges and depreciation expense related to the operation of our data center. In addition, cost of service revenues includes costs associated with our premium applications, content and services, including third-party developer royalties and personnel related costs. Third-party developer royalties, and any other direct incremental premium applications, content and services costs are deferred, although not in amounts exceeding deferred premium applications, content and services revenues, and amortized to cost of service revenues over a period commensurate with the amortization period for the related revenues. We expect cost of service revenues to increase in absolute dollars and as a percentage of revenues in the near term as we expand and improve our data centers and as we continue to develop and enhance our SDE.

Cost of Product Revenues.    Our cost of product revenues primarily includes the cost to purchase Danger-enabled mobile devices and other costs associated with the sale of Danger-enabled mobile devices by us prior to March 2006. These, and any other, direct incremental product costs are deferred, although not in amounts exceeding deferred product revenues, and amortized to cost of product revenues over a period commensurate with the amortization period for the related revenues. As of September 30, 2007, deferred cost of product revenues was $187,000 and we expect that substantially all of our deferred cost of product revenues will be amortized by September 30, 2008.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses and are recognized when incurred. Personnel related costs are the most significant component of each of these categories and include salary, fringe benefits and allocated facilities overhead.

Research and Development.    Our research and development expenses consist primarily of the personnel related costs of employees and contractors responsible for the design, development, porting and quality assurance of our client software and costs associated with the purchase of prototype devices used to develop and test our client software. We devote substantial resources to the ongoing development and enhancement of our client software and, in order to maintain our competitive position, we intend to continue to invest significantly in research and development in future periods. We expect our research and development expenses will increase in absolute dollars as we continue to develop and enhance our client software but that research and development expenses will decline as a percentage of revenues over time.

Sales and Marketing.    Our sales and marketing expenses consist primarily of personnel related costs, costs related to marketing programs and travel costs. We expect that our sales and marketing expenses will increase in future periods in absolute dollars as we continue to seek additional mobile operator customers and increase subscribers to our mobile data services, particularly in international markets, but that sales and marketing expenses will decline as a percentage of revenues over time.

General and Administrative.    Our general and administrative expenses consist primarily of personnel related costs related to our executive, finance, legal, human resource and information technology organizations and fees for professional services. We expect that our general and administrative expenses will increase in absolute dollars and as a percentage of revenue in the near term as we add personnel and incur costs to support the growth in our business, including our efforts to expand internationally and manage our operations as a public company, including compliance with the Sarbanes-Oxley Act of 2002 and related regulations.

Other Income (Expense), Net

Other income (expense), net includes interest income, interest expense, changes in the fair value of our preferred warrant liability as required under FASB Staff Position No. 150-5, Issuer’s Accounting under FASB

Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, or FSP 150-5, and foreign currency transaction gains and losses. As a result of the additional cash and cash equivalents resulting from the net proceeds of this offering, we expect our interest income to increase. Upon the conversion of our redeemable convertible preferred stock in conjunction with the completion of this offering, our preferred warrant liability will be reclassified to stockholders’ deficit, and we will no longer be required to record changes in our preferred warrant liability under FSP 150-5.

Provision for Income Taxes

Since inception, we have incurred annual operating losses. Our provision for income taxes is comprised of foreign taxes recognized for our subsidiary in the United Kingdom. No Federal or state income taxes have been recognized to date due to losses incurred in all U.S. tax jurisdictions.

Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no current benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of September 30, 2006 and 2007 to reflect these uncertainties. Federal and state net operating loss carryforwards begin to expire in 2020 and 2007, respectively, unless these net operating losses are utilized. At September 30, 2007, the balance of our Federal net operating loss carryforwards was $110.0 million. Our ability to use our net operating loss carryforwards to offset any future taxable income may be subject to restrictions attributable to equity transactions that result in changes in ownership as defined by section 382 of the Internal Revenue Code of 1986, as amended.

Accretion of Redemption Value on Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock has a mandatory redemption provision of approximately $255.2 million as of September 30, 2007. In each reporting period, we accrete the amount that is necessary to adjust the recorded balance of our outstanding redeemable convertible preferred stock to an amount equal to its redemption price over the redemption period. Upon the conversion of our outstanding redeemable convertible preferred stock at the closing of this offering we will cease this accretion.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances existing at the time these estimates are made, actual results may differ from those estimates, which could affect our consolidated financial statements.

Our critical accounting policies and estimates have been reviewed and discussed with our audit committee. Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of these uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following as our critical accounting policies:

•	revenue recognition; and

•	stock-based compensation.

Revenue Recognition

Under our software-as-a-service business model, we enter into service contracts with mobile operators and generate revenues primarily from the following sources:

•	monthly service fees for each of our mobile operator customer’s subscribers that can access our mobile data services;

•

premium applications, content and services fees charged as a one-time fee or a monthly subscription fee, derived from downloads of games, productivity applications, networked services, ringtones and background themes; and

•	NRE fees related to the initial deployment of the Danger solution with a mobile operator and custom development projects for our mobile operator customers.

We recognize revenues in accordance with accounting standards for software and service companies, including American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended by SOP 98-9, the consensus reached in Emerging Issues Task Force, or EITF, Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, or EITF 03-5, and related interpretations, including AICPA Technical Practice Aids, or TPAs.

Our client software, which is provided to our OEM partners on a royalty-free basis, is embedded in Danger-enabled mobile devices. Our OEM partners sell the Danger-enabled mobile devices directly to our mobile operator customers. Therefore, we account for our client software as an element in our arrangements with the mobile operator customers. Since our client software is more than incidental to the arrangement, we recognize revenue in accordance with SOP 97-2.

We evaluate whether our mobile data services are essential to the functionality of any other elements under the arrangements, including our client software embedded in Danger-enabled mobile devices. We provide a fully integrated solution, in which a mobile operator’s subscribers must purchase a Danger-enabled mobile device in order to obtain access to our mobile data services. Accessing our mobile data services is essential to allow the mobile operator’s subscribers to have full use of Danger-enabled mobile devices as they would not have full functionality without our mobile data services. However, contract accounting is not required because the client software is fully functional upon delivery, as it allows the mobile operator’s subscribers to gain access to our mobile data services upon delivery without significant modifications or additions to the client software.

Premium applications, content and services fees are earned based upon applying a constant multiplier, which varies based on the type of premium application, content or service, to the number of successful downloads. Our customers’ subscribers may also subscribe to network-aware premium applications, content and services, for which we charge monthly subscription fees. Premium applications, content and services fees are billed to the mobile operators on a monthly basis. As premium applications, content and services are offered to the mobile operators as an option to purchase unlimited future software products at a predetermined price and we do not have vendor specific objective evidence, or VSOE, of fair value nor do we offer a comparable discount for premium applications, content and services, in accordance with TPA, 5100.50, Definition of More-Than-Insignificant Discount and Software Revenue Recognition, and TPA 5100.51, Accounting for Significant Incremental Discounts on Future Purchases, a significant incremental discount on premium applications, content and services is deemed existent in our arrangements. Since future purchases of premium applications, content and services are not limited by quantity, this significant incremental discount effectively creates a subscription model for other elements in our arrangements with our mobile operator customers. Therefore, premium applications, content and services revenues are deferred and amortized ratably over the longer of the remaining mobile operator’s contract term or the expected period of performance under the mobile operator’s contract, commencing the month after the premium applications, content and services are provided. Any direct incremental premium applications, content and services costs are also deferred and amortized over the same period, although not in amounts exceeding the premium applications, content and services revenues that are deferred. Premium applications, content and services revenues and costs are recorded as service revenues and cost of service revenues, respectively, on our consolidated statements of operations.

Revenues associated with NRE fees related to the initial deployment of the Danger solution with a mobile operator and to custom development projects are also accounted for under the subscription model as a result of the presence of the significant incremental discount on premium applications, content and services. Therefore, these revenues are deferred and amortized ratably over the longer of the applicable mobile operator’s remaining contract term or the expected period of performance under the mobile operator’s contract, commencing the month after our mobile data services are first launched with the mobile operator or when the applicable mobile operator accepts the custom development project. Any associated direct incremental costs are also deferred, although not in amounts exceeding the deferred revenues associated with NRE fees, and amortized over the same period. Revenues and costs associated with NRE fees are recorded as service revenues and cost of service revenues, respectively, on our consolidated statements of operations.

Monthly service fees under our arrangements with mobile operators are earned based on the number of days that our customers’ subscribers are able to use our service, and are billed to the mobile operator on a monthly basis. Post-contract customer support services are provided to the mobile operators at no additional charge throughout the contract term. We recognize revenue based on the guidance in TPA 5100.76, Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition. Our monthly service fees are analogous to the contingent usage-based fees under TPA 5100.76. The TPA 5100.76 accounting model is considered a subscription model for usage based revenues. Therefore, we recognize revenues on the monthly service fees as the fee becomes fixed or determinable at the time actual usage occurs and collectibility is probable. This occurs at the end of each month when we have a reliable measure of usage. At that time, we have also satisfied the other revenue recognition criteria contained in SOP 97-2 as we have persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Monthly service revenues and costs are recorded as service revenues and cost of service revenues, respectively, on our consolidated statements of operations.

When a specified deliverable is deemed present in an arrangement with a mobile operator and we do not have VSOE of fair value of this specified deliverable, we defer the recognition of all revenues under the particular arrangement until the commitment to provide the specified deliverable is fulfilled. We deferred all of our revenues generated from our arrangement with T-Mobile USA during the years ended September 30, 2003 and 2004, and recognized these cumulative deferred revenues during the year ended September 30, 2005 upon the fulfillment of our commitment to provide certain specified deliverables under our arrangement with T-Mobile USA.

In addition to the aforementioned revenue sources, we sold Danger-enabled mobile devices to certain of our mobile operator customers until March 2006. We also charged client license fees upon device shipment or activation to our mobile operator customers prior to June 2005, and we still charge client license fees to certain of our mobile operator customers that account for a relatively small number of subscribers that access our mobile data services. Revenues associated with the sale of Danger-enabled mobile devices and client license fees are deferred and amortized to revenue ratably over the longer of the remaining contract term, the expected period of performance under the mobile operator’s contract or, in cases where the mobile operator had refund rights, over the duration of any refund period. Any direct incremental costs, although not in amounts exceeding associated deferred revenues, are deferred and amortized over the same period. Product sales and costs are recorded as product revenues and cost of product revenues, respectively, on our consolidated statements of operations. Client license fee revenues and costs are recorded as service revenues and costs of service revenues, respectively, on our consolidated statements of operations.

Stock-Based Compensation

Prior to October 1, 2006, as permitted by Statement of Financial Accounting, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation-

Transition and Disclosure, or SFAS 148, we accounted for stock-based employee compensation using the intrinsic method of accounting under Accounting Principles Board, or APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and presented disclosure of pro forma information as required under SFAS 123, as amended by SFAS 148. Under APB 25, no compensation expense was recognized unless the exercise price was less than the estimated fair market value at the date of grant. All option grants made prior to September 30, 2006 were made at fair market value, as determined by our board of directors, and consequently no stock-based employee compensation expense was reflected in our consolidated statements of operations for the years ended September 30, 2005 and 2006.

Effective October 1, 2006, we began accounting for share-based awards under the provisions of SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financials statements based on fair value. SFAS 123(R) requires us to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The fair value of that portion of the share-based awards expected to vest is recognized as expense ratably over the requisite service period of the award.

We adopted SFAS 123(R) using the prospective method which requires the application of the accounting standard as of October 1, 2006. Our consolidated financial statements as of and for year ended September 30, 2007 reflect the impact of SFAS 123(R). In accordance with the prospective method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We use the straight-line method to allocate compensation cost to reporting periods under SFAS 123(R).

As a result of adopting SFAS 123(R) on October 1, 2006, our loss before provision for income taxes and cumulative effect of change in accounting principle and net loss for the year ended September 30, 2007 is $329,000 higher than if we had continued to account for stock-based compensation under APB 25. Diluted net loss per share for the year ended September 30, 2007 is $0.02 higher than if we had continued to account for stock-based compensation under APB 25. There was no compensation cost capitalized as part of an asset in the year ended September 30, 2007. We have not recognized, and we do not expect to recognize in the near future, any tax benefit related to employee stock-based compensation cost as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards.

As of September 30, 2007, we had $3.8 million of unrecognized stock-based compensation expense remaining to be amortized over a period of 3.7 years.

For the year ended September 30, 2007, we estimated the fair value of each option award under SFAS 123(R) on the date of grant using the Black-Scholes-Merton, or Black-Scholes, option-pricing model utilizing the following assumptions:

Estimated volatility	59.4%
Expected dividend yield	0.0%
Expected life (years)	5.3
Weighted average risk-free interest rate	5.0%

The weighted average grant date fair value per share of employee stock options granted during the year ended September 30, 2007 was $0.31.

Estimated volatility.    Since our adoption of SFAS 123(R), we have calculated estimated volatility based upon the trading history and implied volatility of the common stock of comparable technology companies. Comparable companies include other public companies in the technology industry similar in size, stage of development and financial leverage.

Expected dividend yield.    We have not declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Therefore, we use an expected dividend yield of zero.

Expected life.    The expected life of share-based awards represents the period that share-based awards are expected to be outstanding. Upon our adoption of SFAS 123(R) on October 1, 2006, as permitted by Staff Accounting Bulletin No. 107, Share Based Payment, we adopted a temporary “shortcut approach” to estimate the expected life of employee stock options through March 31, 2007. Under this approach, the expected life is presumed to be the mid-point between the vesting date and the contractual end of the option. Since April 1, 2007, we have estimated the expected life of employee stock options based on the expected terms of options granted by publicly-traded comparable companies and our historical exercise experience.

Weighted average risk-free interest rate.    We base the weighted average risk-free interest rate on the implied yield currently available on U.S. Treasury constant maturity securities with the same or substantially equivalent remaining term as our stock options.

Estimated forfeitures.    SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. When estimating forfeitures, we consider voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

The determination of fair value of stock-based compensation involves significant judgments, assumptions, estimates and complexities. The assumptions discussed above represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different.

The following table summarizes information concerning all options granted during the period from October 1, 2006 through September 30, 2007:

Grant Date	Number of Options Granted	Option Exercise Price	Fair Value of Common Stock on Grant Date
October 2006	585,000	$0.37	$0.37
December 2006	442,200	0.37	0.37
March 2007	403,000	0.55	0.55
June 2007	11,987,500	0.55	0.55
September 2007	1,872,500	0.65	0.65

At each of these dates, our board of directors determined the value of our common stock on the basis of the most recent contemporaneous valuation presented by management, as updated since the date of such valuation to account for developments in our business, and the additional factors summarized below.

Valuation of Common Stock.    We have historically granted stock options at exercise prices not less than the fair value of our common stock. Given the absence of an active market for our common stock, our board of directors, the members of which have extensive business, finance and venture capital experience, estimated the fair value of our common stock at each grant date, based in part on an analysis of factors including:

•

the price of our redeemable convertible preferred stock sales in arms-length transactions, and the rights, preferences and privileges, including liquidation value, of our redeemable convertible preferred stock and our common stock;

•	the introduction of new mobile data services and Danger-enabled mobile devices;

•	our entry into mobile operator and OEM agreements;

•	our current and expected future operating and financial performance;

•	the marketability of our equity securities;

•	the market multiples of publicly-held technology companies with similar business models and similar financial results;

•	comparable merger and acquisitions of technology companies with similar business models and similar financial results;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, or a sale of our company, given the prevailing market conditions and our relative financial condition at the time of grant; and

•	in-depth contemporaneous valuations as of September 8, 2006, February 7, 2007, June 1, 2007 and August 31, 2007 presented by management.

Each of the contemporaneous valuations presented by management to the board of directors used a two-step process for determining the fair value of the common stock in which our aggregate business enterprise value was first estimated and subsequently allocated to each class of our outstanding stock. Our aggregate business enterprise value at each valuation date was determined using a market multiple method and a comparable transaction method, each of which was weighted equally. The aggregate enterprise value was allocated to our common stock on a per-share basis at each valuation date using an option-pricing methodology that included a probability weighted scenario analysis. This two-step approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The market multiple method estimated aggregate enterprise value by applying risk adjusted revenue multiples of publicly traded companies in similar lines of business and similar financial results to our revenues. Significant estimates used in the market multiple approach included the selection of comparable companies, market multiples and the relative weighting of the different market multiples. The comparable transaction approach to determining aggregate enterprise value involved the identification of similar transactions, such as mergers and acquisitions, for companies in similar lines of business and with similar financial results. Risk adjusted revenue multiples were then applied to the revenues of those companies in much the same manner as the market multiple method. In both instances, comparable companies included mobile content providers, software-as-a-service companies, and high technology communications and entertainment companies that were selected based on various factors, including, but not limited to, industry, product offering, growth and future growth expectations, financial risk, market position and company size.

The aggregate business enterprise value determined through the methods described above was allocated to each class of our capital stock using an option-pricing methodology that included a probability weighted scenario analysis of four potential liquidity scenarios, one of which involved the completion of an initial public offering and three of which involved the sale of the company at various values. For purposes of the liquidity scenarios involving the sale of the company, a value was first assigned to each share of redeemable convertible preferred stock and the remaining equity securities were analyzed as an option on some portion of the remaining business enterprise value. In undertaking this analysis, the rights and privileges of each class of capital stock were considered, including such factors as liquidation rights, conversion rights, and the manner in which each class of capital stock affects the other. In each of these scenarios, a large proportion of our aggregate business enterprise value was allocated to our redeemable convertible preferred stock because of the significant liquidation preferences associated with the outstanding redeemable convertible preferred stock and the rights of certain series of our outstanding redeemable convertible preferred stock to participate with the common stock after payment of the liquidation preferences. For purposes of the liquidity scenario involving an initial public offering, options and warrants were valued based solely on the Black-Scholes option-pricing model. The aggregate value related to options and warrants was subtracted from the aggregate business enterprise value for purposes of determining the redeemable convertible preferred stock and common stock values on an as-if converted, per share basis. After accounting for the value of the options and warrants, the remaining business enterprise value was apportioned equally among the shares of common stock and each series of redeemable convertible preferred stock, which resulted in the common stock having a higher relative value per share than under the other liquidity scenarios.

The anticipated timing of a potential liquidity event, the estimated volatility, the discount for lack of marketability and the probability of an initial public offering were the key assumptions used in the determination of the common stock value per share in connection with each valuation. These assumptions are set forth below for each of the contemporaneous valuations presented by management since September 8, 2006:

	Sep. 8, 2006	Feb. 7, 2007	June 1, 2007	Aug. 31, 2007
Common stock value per share	$0.37	$0.55	$0.55	$0.65
Risk-free interest rate	4.8%	5.1%	5.1%	4.2%
Time to liquidity event (in years)	1.8	1.3	1.3	0.6
Estimated volatility	68.0%	60.0%	60.0%	60.0%
Marketability discount rate	17.5%	12.5%	12.5%	6.3%
Probability of an initial public offering	20.0%	40.0%	40.0%	60.0%

October 2006 Grants.    The contemporaneous valuation presented by management as of September 8, 2006 determined the fair value of our common stock to be between $0.36 and $0.38 per share. For purposes of the October 2006 grants, our board of directors determined, in light of all relevant facts and circumstances, that the fair value of our common stock was $0.37 per share. In addition to the contemporaneous valuation, significant factors considered by our board of directors in determining the fair value of our common stock included the following:

•	growth in our revenues;

•	increases in the trading multiples of comparable companies and value of comparable sale transactions;

•	the execution of a new contract with T-Mobile USA in March 2006;

•	the execution of a product development and distribution agreement with Motorola;

•	the negotiation and execution of a term sheet for the purchase of our Series E redeemable convertible preferred stock by Sharp; and

•	ongoing developments associated with certain intellectual property litigation.

December 2006 Grants.    The contemporaneous valuation presented by management as of September 8, 2006 determined the fair value of our common stock to be between $0.36 and $0.38 per share. For purposes of the December 2006 grants, our board of directors determined that the fair value of our common stock remained $0.37 per share due to the absence of material events in the interim period that would increase our aggregate business enterprise value.

March 2007 Grants.    The contemporaneous valuation presented by management as of February 7, 2007 determined the fair value of our common stock to be between $0.54 and $0.57 per share. For purposes of the March 2007 grants, our board of directors determined, in light of all relevant facts and circumstances, that the fair value of our common stock was $0.55 per share. In addition to the contemporaneous valuation, significant factors considered by our board of directors in determining the fair value of our common stock included the following:

•	growth in our revenues and the launch of our mobile data services with a new mobile operator customer;

•	increases in the trading multiples of comparable companies and the values of comparable sale transactions; and

•	our commencement of discussions with certain investment banks about an initial public offering of our common stock.

June 2007 Grants.    The contemporaneous valuation presented by management as of June 1, 2007 determined the fair value of our common stock to be between $0.51 and $0.54 per share. For purposes of the June

2007 grants, our board of directors determined, in light of all relevant facts and circumstances, that the fair value of our common stock was $0.55 per share. In addition to the contemporaneous valuation, significant factors considered by our board of directors in determining the fair value of our common stock included the following:

•	sales results associated with the launch of a new Danger-enabled mobile device;

•	the anticipated launch of certain competitive devices, particularly Apple, Inc.’s iPhone; and

•	relative stability in the trading multiples of comparable companies and the values of comparable sale transactions.

September 2007 Grants.    The contemporaneous valuation presented by management as of August 31, 2007 determined the fair value of our common stock to be between $0.64 and $0.66 per share. For purposes of the September 2007 grants, our board of directors determined, in light of all relevant facts and circumstances, that the fair value of our common stock was $0.65 per share. In addition to the contemporaneous valuation, significant factors considered by our board of directors in determining the fair value of our common stock included the following:

•	growth in our revenues;

•	our selection of investment bankers and our decision to pursue an initial public offering; and

•	relative stability in the trading multiples of comparable companies and value of comparable sale transactions.

Results of Operations

The following table is derived from our consolidated statements of operations and sets forth our historical operating results as a percentage of total revenues for the years ended September 30, 2005, 2006 and 2007:

	Years Ended September 30,
	2005	2006	2007
Consolidated Statements of Operations Data:
Revenues:
Service	58.9%	78.9%	89.7%
Product	41.1	21.1	10.3

Total revenues	100.0	100.0	100.0

Cost of revenues:
Cost of service revenues	29.1	36.0	47.6
Cost of product revenues	44.1	18.5	9.3

Total cost of revenues	73.2	54.5	56.9
Gross margin	26.8	45.5	43.1
Operating expenses:
Research and development	30.7	36.0	39.9
Sales and marketing	14.2	11.6	12.4
General and administrative	9.8	14.2	11.6

Total operating expenses	54.7	61.8	63.9

Loss from operations	(27.9)	(16.3)	(20.8)
Other income (expense), net	1.0	0.2	(1.0)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(26.9)	(16.1)	(21.8)
Provision for income taxes	—	(0.1)	(0.1)

Loss before cumulative effect of change in accounting principle	(26.9)	(16.2)	(21.9)
Cumulative effect of change in accounting principle	—	2.9	—

Net loss	(26.9)	(13.3)	(21.9)
Accretion of redemption value on redeemable convertible preferred stock	(33.5)	(29.4)	(27.9)

Net loss attributable to common stockholders	(60.4)%	(42.7)%	(49.8)%

Comparison of Years Ended September 30, 2006 and 2007

Revenues

The following sets forth our service and product revenues and the related increase (decrease) in such revenues on an absolute and percentage basis for the years ended September 30, 2006 and 2007:

	Years Ended September 30,		Change
	2006	2007	$	%
	(Dollars in thousands)
Service revenues	$38,895	$50,581	$11,686	30.0%
Product revenues	10,416	5,832	(4,584)	(44.0)

Total revenues	$49,311	$56,413	$7,102	14.4

The increase in service revenues in the year ended September 30, 2007 was primarily due to an increase of $15.0 million in monthly service revenues from $29.6 million in the year ended September 30, 2006 to $44.6 million in the year ended September 30, 2007. The increase in monthly service revenues was associated with growth in the number of our customers’ subscribers that had access to our mobile data services. Premium applications, content and services revenues increased $1.2 million to $4.2 million in the year ended September 30, 2007 from $3.0 million in the year ended September 30, 2006. We invoiced $7.7 million of premium applications, content and services fees in the year ended September 30, 2007, and those fees will be recognized as revenue over an average of 21 months. Increases in monthly service revenues and premium applications, content and services revenues were offset by a decrease of $4.4 million in client license fee revenues and a decrease of $173,000 in revenues associated with NRE fees in the year ended September 30, 2007. We expect to recognize, in decreasing amounts, substantially all remaining client license fee revenues by September 30, 2008.

The decrease in product revenues in the year ended September 30, 2007 was due to a decrease in amortization of deferred product revenues associated with the sale of Danger-enabled mobile devices prior to March 2006. We expect to recognize, in decreasing amounts, substantially all remaining product revenues by September 30, 2008.

Cost of Revenues and Gross Profit

The following sets forth our cost of revenues and gross profit and related increase (decrease) in cost of revenues and gross profit on an absolute and percentage basis for the years ended September 30, 2006 and 2007:

	Years Ended September 30,		Change
	2006	2007	$	%
	(Dollars in thousands)
Cost of service revenues	$17,755	$26,846	$9,091	51.2%
Cost of product revenues	9,130	5,276	(3,854)	(42.2)

Total cost of revenues	$26,885	$32,122	$5,237	19.5

Gross profit—service	$21,140	$23,735	$2,595	12.3
Gross profit—product	1,286	556	(730)	(56.8)

Total gross profit	$22,426	$24,291	$1,865	8.3

The increase in cost of service revenues in the year ended September 30, 2007 was primarily due to an increase of $4.2 million in personnel related costs associated with increased headcount in our service engineering, network operations and premium services organizations. In addition, hosting and bandwidth charges increased $2.0 million in the year ended September 30, 2007 as a result of growth in the number of our customers’ subscribers that had access to our mobile data services and the full annual impact of expenses associated with a data center colocation facility in Europe that we began to incur in the second quarter of the year ended September 30, 2006. Depreciation increased $2.0 million in the year ended September 30, 2007 as a result of ongoing data center capital expenditures, including the expansion of our data center in San Jose, California. Amortization of third-party developer royalties increased approximately $817,000, in the year ended September 30, 2007, in connection with the increase in premium applications, content and services revenues.

The decrease in cost of product revenues in the year ended September 30, 2007 was due to a decrease in the amortization of deferred product costs of $4.2 million associated with the sale of Danger-enabled mobile devices prior to March 2006. We expect to recognize, in a decreasing amount, substantially all remaining deferred product costs by September 30, 2008. In addition, in September 2006, we reduced our cost of product revenues by $1.4 million as a one-time adjustment of our accrual for estimated settlement costs related to certain patent and trade secret litigation to reflect a reduction in such estimated costs.

For the year ended September 30, 2007, our gross profit increased $1.9 million and our gross margin decreased to 43.1% from 45.5% in the year ended September 30, 2006. Our gross profit and gross margin are significantly influenced by the relative mix of our revenues between service revenues and product revenues as well as the relative mix of our various service revenues. The gross margins associated with our monthly service revenues and premium applications, content and services revenues are substantially higher than gross profit associated with the sale of Danger-enabled mobile devices to our mobile operator customers. As a result, the decrease in product revenues and related costs associated with the termination of our sales of Danger-enabled mobile devices has had and will continue to have a positive impact on our gross margin through the year ended September 30, 2008. The gross margins associated with our monthly service revenues have higher gross margins than our other service revenues, including our premium applications, content and services revenues. Gross margin associated with our service revenues decreased from 54.4% in the year ended September 30, 2006 to 46.9% in the year ended September 30, 2007 due an increase in premium applications, content and services revenues relative to other service revenues. Gross margins associated with product revenues decreased from 12.3% in the year ended September 30, 2006 to 9.5% in the year ended September 30, 2007 due to our one-time adjustment of estimated costs related to certain patent and trade secret litigation in the year ended September 30, 2006.

In addition, our gross profits and gross margins have been and will continue to be affected by a variety of factors, including:

•	the timing of new product introductions;

•	costs associated with the development of new or expansion of or improvements to existing data centers;

•	costs associated with licensing in technology for the development of enhanced features for our mobile data services;

•	the existence of commitments to provide specified deliverables that result in revenue deferral;

•	pricing changes;

•	the period over which our premium applications, content and services revenues are recognized; and

•	software warranty costs and indemnification obligations associated with our mobile operator customer and OEM relationships.

Operating Expenses

The following sets forth our operating expenses and the related increase (decrease) in such expenses on an absolute and percentage basis for the years ended September 30, 2006 and 2007:

	Years Ended September 30,		Change
	2006	2007	$	%
	(Dollars in thousands)
Research and development	$17,746	$22,497	$4,751	26.8%
Sales and marketing	5,723	7,020	1,297	22.7
General and administrative	6,999	6,541	(458)	(6.5)

Total operating expenses	$30,468	$36,058	$5,590	18.3

Research and Development.    The increase in research and development expense in the year ended September 30, 2007 was primarily due to an increase of $5.1 million in personnel related costs associated with increased headcount and an increase of $818,000 in consulting expenses to design, develop and test our client software. The increase in headcount was necessitated by our entry into an OEM arrangement with Motorola in September 2006, and the development of our client software to support multiple Danger-enabled mobile devices sold by Sharp in the year ended September 30, 2007. Research and development expenses in the year ended September 30, 2006 also included a one-time charge of $982,000 associated with the vested portion of a warrant to purchase our Series D’ redeemable convertible preferred stock issued to Motorola in connection with our OEM arrangement.

Sales and Marketing.    The increase in sales and marketing expense in the year ended September 30, 2007 was primarily due to a $1.1 million increase in personnel related costs, including costs associated with the expansion of our sales force outside the United States.

General and Administrative.    The decrease in general and administrative expense in the year ended September 30, 2007 was primarily due to a decrease of approximately $2.2 million in legal fees and other costs associated with certain patent and trade secret litigation settled in November 2006. The decrease in legal expenses was partially offset by an increase of $1.1 million in personnel related costs associated with increased headcount and $838,000 in professional fees to support company growth and our preparations to become a public company.

Other Income (Expense), Net.

The following sets forth our other income (expense), net and the related increase (decrease) in other income (expense), net on an absolute basis for the years ended September 30, 2006 and 2007:

	Years Ended September 30,		Change
	2006	2007	$
	(In thousands)
Other income (expense), net	$107	$(520)	$(627)

The change in other income (expense), net is primarily due to an increase in interest expense of $352,000, which was attributable to higher average debt balances during the year ended September 30, 2007, lower interest income of $136,000, which resulted from lower average cash balances, partially offset by higher average interest rates in the year ended September 30, 2007, and an increase of $110,000 in the charge associated with the measurement of our preferred warrant liability to fair value. Preferred warrants are recorded at fair value each period using the Black-Scholes option-pricing model and the change is recorded in other income (expense), net. The increase in the fair value resulted from an increase in the fair market value of the underlying redeemable convertible preferred stock, partially offset by a decrease in the volatility and remaining terms of the warrants.

Comparison of Years Ended September 30, 2005 and 2006

Revenues

The following sets forth our service and product revenues and the related increase (decrease) in such revenues on an absolute and percentage basis for the years ended September 30, 2005 and 2006:

	Years Ended September 30,		Change
	2005	2006	$	%
	(Dollars in thousands)
Service revenues	$21,669	$38,895	$17,226	79.5%
Product revenues	15,121	10,416	(4,705)	(31.1)

Total revenues	$36,790	$49,311	$12,521	34.0

The increase in service revenues in the year ended September 30, 2006 was primarily due to an increase of $13.9 million in monthly service revenues from $15.7 million in the year ended September 30, 2005 to $29.6 million in the year ended September 30, 2006. The increase in monthly service revenues was associated with growth in the number of our customers’ subscribers that had access to our mobile data services and the full annual effect of an increase in the per subscriber monthly service fee charged to T-Mobile USA which became effective in June 2005. Premium applications, content and services revenues increased $2.1 million to $3.0 million in the year ended September 30, 2006 from $903,000 in the year ended September 30, 2005. We invoiced

$4.4 million of premium applications, content and services fees in the year ended September 30, 2006, and those fees will be recognized as revenue over an average of 25 months. Client license fee revenues increased by $1.2 million in the year ended September 30, 2006, because the period over which we amortized our deferred client license fee revenues decreased relative to amortization period applicable in the year ended September 30, 2005. The change in the amortization period for the year ended September 30, 2006 resulted from the shift in manufacturing responsibility for Danger-enabled mobile devices to our OEM partner which eliminated our refund obligations associated with such devices. Revenues associated with NRE fees increased $63,000 in the year ended September 30, 2006.

The decrease in product revenues in the year ended September 30, 2006 was due to a decrease in amortization of deferred product revenues associated with the sale of Danger-enabled mobile devices, our sales of which substantially decreased following the commencement of sales by our OEM partner, Sharp, in September 2004.

In addition, in the year ended September 30, 2005, we recognized $12.6 million of accumulated deferred revenues associated with product sales and service fees invoiced in the years ended September 30, 2003 and 2004. These deferred revenues were recognized upon delivery of specified deliverables to T-Mobile USA and consisted of $5.9 million of monthly service revenues, $1.0 million of client license fee revenues, $5.6 million of product revenues, $117,000 of revenues associated with NRE fees and $37,000 of premium applications, content and services revenues.

Cost of Revenues and Gross Profit (Loss)

The following sets forth our cost of revenues and gross profit (loss) and related increase (decrease) in cost of revenues and gross profit (loss) on an absolute and percentage basis for the years ended September 30, 2005 and 2006:

	Years Ended September 30,		Change
	2005	2006	$	%
	(Dollars in thousands)
Cost of service revenues	$10,701	$17,755	$7,054	65.9%
Cost of product revenues	16,220	9,130	(7,090)	(43.7)

Total cost of revenues	$26,921	$26,885	$(36)	(0.1)

Gross profit—service	$10,968	$21,140	$10,172	92.7
Gross profit (loss)—product	(1,099)	1,286	2,385	NM

Total gross profit	$9,869	$22,426	$12,557	127.2

The increase in cost of service revenues in the year ended September 30, 2006 was primarily due to an increase of approximately $3.3 million in personnel related costs associated with increased headcount in our service engineering, network operations and premium services organizations. In addition, hosting and bandwidth charges increased by $906,000 in the year ended September 30, 2006 as a result of growth in the number of our customers’ subscribers that had access to our mobile data services and our expenses associated with a data center colocation facility in Europe that we began to incur in the second quarter of the year ended September 30, 2006. Depreciation increased by $1.0 million in the year ended September 30, 2006 as a result of ongoing data center capital expenditures, including the expansion of our data center in San Jose, California. Amortization of third-party developer royalties increased by approximately $1.2 million in the year ended September 30, 2006 in connection with the increase in premium applications, content and services revenues.

The decrease in cost of product revenues in the year ended September 30, 2006 was due to a decrease in the amortization of deferred product costs associated with the sale of Danger-enabled mobile devices. In addition, in

September 2006, we adjusted our deferred cost of product revenues by $1.4 million as a one-time adjustment of our accrual for estimated settlement costs related to certain patent and trade secret litigation to reflect a reduction in such estimated costs.

For the year ended September 30, 2006, our gross profit increased $12.6 million and our profit margin increased to 45.5% from 26.8% in the year ended September 30, 2005. The increase in gross profit associated with services revenue of $10.2 million in the year ended September 30, 2006 was primarily the result of increases in our monthly service revenues of $13.9 million and client license fee revenues of $1.2 million, each of which have higher gross margins than other components of our service revenues. The increase in gross profit and gross margin associated with product revenues in the year ended September 30, 2006 was primarily the result of a one-time adjustment to reflect reduced estimated settlement costs related to certain patent and trade secret litigation and decreases in device warranty expenses and other product related costs associated with the decrease in our sales of Danger-enabled mobile devices as our OEM partners increasingly became responsible for such sales.

Operating Expenses

The following sets forth our operating expenses and the related increase in such expenses on an absolute and percentage basis for the years ended September 30, 2005 and 2006:

	Years Ended September 30,		Change
	2005	2006	$	%
	(Dollars in thousands)
Research and development	$11,317	$17,746	$6,429	56.8%
Sales and marketing	5,211	5,723	512	9.8
General and administrative	3,610	6,999	3,389	93.9

Total operating expenses	$20,138	$30,468	$10,330	51.3

Research and Development.    The increase in research and development expense in the year ended September 30, 2006 was primarily due to an increase of $4.2 million in personnel related costs associated with increased headcount and an increase of $855,000 in consulting expenses to design, develop and test our client software. The increase in headcount was necessitated by the launch of a new Danger-enabled mobile device in July 2006 and preparations for and in connection with our entry into an OEM arrangement with Motorola in September 2006. Research and development expenses in the year ended September 30, 2006 also included a one-time charge of $982,000 associated with the vested portion of a warrant to purchase our Series D’ redeemable convertible preferred stock issued to Motorola in connection with our OEM arrangement.

Sales and Marketing.    The increase in sales and marketing expense in the year ended September 30, 2006 was primarily due to an increase in personnel related costs and increased spending on marketing programs associated with the launch of new mobile operator customers in Europe.

General and Administrative.    The increase in general and administrative expense in the year ended September 30, 2006 was primarily due to an increase of approximately $2.4 million in legal fees and other costs associated with certain patent and trade secret litigation. In addition, personnel related costs increased $848,000 associated with headcount necessary to support our growth.

Other Income (Expense), Net.

The following sets forth our other income (expense), net and the related increase (decrease) in such other income (expense), net on an absolute and percentage basis for the years ended September 30, 2005 and 2006:

	Years Ended September 30,		Change
	2005	2006	$	%
	(Dollars in thousands)
Other income (expense), net	$359	$107	$(252)	(70.2)%

The change in other income (expense), net in the year ended September 30, 2006, as compared with the year ended September 30, 2005, was primarily a result of a $907,000 charge associated with the measurement of our preferred warrant liability to fair value in the year ended September 30, 2006, partially offset by a $572,000 increase in interest income resulting from higher cash balances during the year ended September 30, 2006 as compared to the year ended September 30, 2005. The increase in fair value resulted from an increase in the fair market value of the underlying redeemable convertible preferred stock, partially offset by a decrease in the estimated volatility and remaining terms of the warrants.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended September 30, 2007. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following table in conjunction with such financial statements. The table includes all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this data.

	Three Months Ended
	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sep. 30, 2006	Dec. 31, 2006	March 31, 2007	June 30, 2007	Sep. 30, 2007
	(In thousands, except per share data)
Revenues:
Service	$8,210	$6,275	$12,657	$11,753	$11,312	$11,564	$13,007	$14,698
Product	3,027	2,502	2,493	2,394	2,203	1,442	1,709	478

Total revenues	11,237	8,777	15,150	14,147	13,515	13,006	14,716	15,176
Cost of revenues:
Cost of service revenues	3,536	4,029	4,968	5,222	5,679	6,282	7,176	7,709
Cost of product revenues	2,775	2,277	3,324	754	1,962	1,371	1,531	412

Total cost of revenues	6,311	6,306	8,292	5,976	7,641	7,653	8,707	8,121
Gross profit	4,926	2,471	6,858	8,171	5,874	5,353	6,009	7,055
Operating expenses:
Research and development	3,315	4,391	4,622	5,418	4,633	5,684	6,081	6,099
Sales and marketing	1,218	1,433	1,746	1,326	1,866	1,967	1,663	1,524
General and administrative	1,060	1,953	1,886	2,100	1,496	1,198	1,832	2,015

Total operating expenses	5,593	7,777	8,254	8,844	7,995	8,849	9,576	9,638
Loss from operations	(667)	(5,306)	(1,396)	(673)	(2,121)	(3,496)	(3,567)	(2,583)
Other income (expense), net	686	587	683	(1,849)	525	(2,235)	1,048	142

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	19	(4,719)	(713)	(2,522)	(1,596)	(5,731)	(2,519)	(2,441)
Provision for income taxes	(11)	(9)	(18)	(16)	(9)	(20)	(17)	(28)

Income (loss) before cumulative effect of change in accounting principle	8	(4,728)	(731)	(2,538)	(1,605)	(5,751)	(2,536)	(2,469)
Cumulative effect of change in accounting principle	1,421	—	—	—	—	—	—	—

Net income (loss)	1,429	(4,728)	(731)	(2,538)	(1,605)	(5,751)	(2,536)	(2,469)
Accretion of redemption value on redeemable convertible preferred stock	(3,427)	(3,670)	(3,683)	(3,697)	(3,912)	(3,921)	(3,933)	(3,944)

Net loss per share attributable to common stockholders	$(1,998)	$(8,398)	$(4,414)	$(6,235)	$(5,517)	$(9,672)	$(6,469)	$(6,413)

Net loss per share attributable to common stockholders—basic and diluted	$(0.13)	$(0.56)	$(0.29)	$(0.40)	$(0.35)	$(0.60)	$(0.39)	$(0.38)

Includes the following stock-based compensation expense:
Cost of revenues	$—	$—	$—	$—	$3	$5	$17	$57
Research and development	1	1	—	—	7	14	38	105
Sales and marketing	—	—	—	—	1	1	6	23
General and administrative	2	—	—	—	6	3	12	56

We may experience spikes in new subscriber activations and in premium applications, content and services revenues as a result of the release of new Danger-enabled mobile device models or new premium applications, content and services. In addition, our and our mobile operator customers’ marketing efforts tend to increase to support the launches of new devices. New Danger-enabled mobile devices were launched in July 2006 and April 2007 and subscribers and premium applications, content and services revenues increased accordingly.

During the holiday shopping season, mobile device sales typically increase, driving new subscriber activations and an increase in premium applications and content downloads. However, since we account for our premium applications, content and services revenues using a subscription model, we do not experience a noticeable spike in revenues during the three months ending December 31, but rather an acceleration of our growth rate.

In addition, if a specified deliverable is deemed present in our arrangements with a mobile operator, all revenues associated with that arrangement, including monthly service revenues, are deferred until the specified deliverable is provided. Our new contract with T-Mobile USA included a specified deliverable and, as a result, we deferred all revenue under that arrangement from March 2006, when we signed the arrangement, until we provided the specified deliverable in May 2006, at which point we recognized $2.9 million of monthly service revenues in the three month period ended June 30, 2006 that had been invoiced in the three month period ended March 2006.

As a result of these and other factors impacting our revenues, costs of revenues and operating expenses, our operating results have fluctuated significantly from period to period and can be expected to fluctuate significantly in future periods. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

Liquidity and Capital Resources

Since inception, we have generated significant operating losses and as a result have not generated sufficient cash flow to fund our operations. As of September 30, 2007, our accumulated deficit was $188.1 million. We have financed our operations primarily through the sale of redeemable convertible preferred stock for total consideration of approximately $144.0 million, capital lease financing arrangements for approximately $13.6 million and other indebtedness of approximately $2.1 million. As of September 30, 2007, our cash and cash equivalents were $13.0 million and our working capital was $9.0 million. We invest our excess cash in short-term investments in a variety of high credit quality securities, including obligations of U.S. government agencies, corporate bonds, repurchase agreements, commercial paper, master notes and money market funds.

In October 2007, we entered into a loan and security agreement with Silicon Valley Bank providing for maximum borrowings of $12.0 million. Our agreement with Silicon Valley Bank provides for up to $5.0 million of revolving loans which may be drawn through October 2008 and for 36-month term loans with maximum aggregate borrowings of $7.0 million. Our agreement requires that the term loans be advanced on or before March 31, 2008. Borrowings under our agreement with Silicon Valley Bank are secured by substantially all of our tangible assets and certain of our intangible assets.

Our agreement with Silicon Valley Bank includes several covenants that place restrictions on the incurrence of additional debt and liens; certain changes in management or ownership, investments, the payment of dividends; and limitations on our ability sell or dispose of any of our assets outside the normal course of business and our ability to engage in mergers and acquisitions.

Summary of Cash Flows

The following table shows a summary of our cash flows for the years ended September 30, 2005, 2006 and 2007:

	Years Ended September 30,
	2005	2006	2007
	(In thousands)
Cash flows used in operating activities	$(17,883)	$(7,618)	$(6,395)
Cash flows used in investing activities	(8,107)	(1,999)	(6,267)
Cash flows provided by financing activities	2,417	16,076	8,459

Operating Activities

Cash used in operating activities for the year ended September 30, 2007 reflected our net loss of $12.4 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $5.7 million and charges of $1.0 million associated with the measurement of our preferred warrant liability to fair value. Cash used in operating activities is significantly affected by the timing in accounts receivable payments from T-Mobile USA. Accounts receivable at September 30, 2007 were $11.9 million as compared to $7.4 million at September 30, 2006. The increase in accounts receivable was primarily related to an increase in the number of T-Mobile USA’s subscribers that had access to our mobile data services and also to one-time billings related to premium applications, content and services and services generating NRE fees. Deferred revenues and deferred costs decreased by $1.6 million and $3.6 million respectively, representing the recognition of revenues from previously invoiced client license fees as well as revenues and costs associated with the sale of Danger-enabled mobile devices by us prior to March 2006.

Cash used in operating activities for the year ended September 30, 2006 reflected our net loss of $6.6 million, offset by non-cash adjustments consisting primarily of depreciation and amortization of $3.6 million, the cumulative effect of change in accounting principle of $1.4 million, a charge of $907,000 associated with the measurement of our preferred warrant liability to fair value, and a charge of $860,000 associated with the issuance of a performance warrant. In addition, deferred revenues and deferred costs decreased by $14.0 million and $8.6 million, respectively, representing the recognition of revenues from previously invoiced client license fees as well as revenues and costs associated with the sale of Danger-enabled mobile devices by us prior to March 2006.

Cash used in operating activities for the year ended September 30, 2005 reflected our net loss of $9.9 million, offset by non-cash adjustments consisting primarily of depreciation and amortization of $2.5 million. In addition, accounts receivable increased $3.2 million due to an increase in the number of our customers’ subscribers that had access to our mobile data services and due to an increase in our accounts receivable days sales outstanding at September 30, 2005 as compared with September 30, 2004. In addition, accrued expenses and other liabilities decreased $4.4 million, resulting primarily from a decrease in accrued warranty due to the payment of $6.0 million to settle hardware warranty obligations during the year ended September 30, 2005. In addition, deferred revenues and deferred costs decreased $15.5 million and $11.1 million, respectively, for the year ended September 30, 2005, representing the recognition of revenues from previously invoiced client license fees as well as revenues and costs associated with the sale of Danger-enabled mobile devices by us to our mobile operator customers.

Investing Activities

Cash used in investing activities relates primarily to capital expenditures for the expansion of our data centers and to a lesser extent purchases of software development licenses and leasehold improvements. We expect to increase our capital expenditures for data center equipment and software significantly in the year ending September 30, 2008 as we commence operations in an additional data center location and increase the capacity of our mobile data services. Capital expenditures in the years ended September 30, 2005, 2006 and 2007 were $6.1 million, $6.4 million and $6.5 million, respectively. Cash used in investing activities during the year ending September 30, 2005 included purchases of short-term investments and an increase in restricted cash, partially offset by sales of short-term investments. During the year ended September 30, 2005, we entered into an equipment lease agreement that required a deposit of $3.6 million in a restricted bank account. We terminated the lease during the year ending September 30, 2006 and the cash held in the restricted bank account was released.

Financing Activities

Net cash provided by financing activities in the years ended September 30, 2007 and 2006, consisted primarily of proceeds from our sale of redeemable convertible preferred stock, and borrowings pursuant to our capital lease financing arrangements. Net cash provided by financing activities during the year ended September 30, 2005 consisted primarily of $3.5 million in borrowings pursuant to our capital lease financing arrangements. During the year ended September 30, 2006 we terminated the lease and paid the outstanding principal and interest accrued of $2.8 million.

Capital Requirements

Our future liquidity and capital requirements will be influenced by numerous factors, including:

•	the extent and duration of future operating losses;

•	the level and timing of future sales and expenditures;

•	the results and scope of ongoing research and development programs;

•	working capital required to support our growth and data center expansions;

•	our sales and marketing programs;

•	the continuing acceptance of our mobile data services in the marketplace;

•	competing technologies; and

•	market developments.

We believe that our existing working capital and borrowings available under our loan agreement with Silicon Valley Bank will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months.

Our ability to fund our longer-term cash needs is subject to various risks, many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long-term obligations when due, fund our operations, or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. We cannot guarantee that such funding will be available on terms favorable to us, or at all. If we raise additional funds through the incurrence of additional indebtedness, our lenders could demand rights that are senior to holders of our common stock and could require covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders. The terms of future financings may also restrict our ability to raise additional capital.

Off-balance Sheet Arrangements and Other Contractual Obligations

Other than operating leases, we do not have any off-balance sheet financing arrangements. In conjunction with our arrangements with mobile operator customers and OEM partners in the ordinary course of business, we provide standard indemnification for losses suffered or incurred for patent, copyright or any other intellectual property infringement claims brought by third parties relating to the Danger solution. The term of these indemnification arrangements is generally perpetual. The maximum potential amount of future payments we could be required to make under these arrangements is unlimited. In prior periods, we have incurred significant costs related to defending claims, including $2.5 million in the year ended September 30, 2006.

The following table summarizes our significant contractual obligations and commercial commitments as of September 30, 2007:

Contractual Obligations and Commercial Commitments	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Operating lease obligations(1)	$5,047	$1,710	$2,693	$644	$—
Capital lease obligations (including interest)(2)	5,182	2,445	2,737	—	—
Purchase obligations(3)	7,921	3,134	4,670	117	—
Installment payable (including interest)(4)	895	784	111	—	—

	$19,045	$8,073	$10,211	$761	$—

(1)	We lease our facilities and office space in the United States. Operating lease obligations include total future payments under all of our operating leases as of September 30, 2007. Under certain operating leases, we have an option to terminate the lease early by providing advance notice and paying an early termination fee. Since we do not contemplate terminating these leases early, our future payments under operating lease obligations includes total future payments through the end of the initial lease terms.
(2)	We lease equipment in the United States under capital lease obligations.
(3)	Purchase obligations reflect total future payments on agreements related to our data centers as of September 30, 2007, certain of which are cancelable subject to penalty. In October 2007, we entered into an agreement for our planned new data center in Phoenix, Arizona. This agreement has a four year term with payments totaling $3.9 million over the term of the agreement. In November 2007, we entered into an agreement to upgrade our current multiple point-to-point internet connectivity to support future growth. This agreement has a four year term with payments totaling $3.7 million over the term of the agreement. As a result of this new agreement, existing commitments to such vendor of $743,000 as of September 30, 2007, which are reflected in the table above, were included in the new agreement.
(4)	The installment payable is related to purchases of enterprise software and system maintenance as of September 30, 2007. In November 2007, we entered into an agreement to purchase additional enterprise software and system maintenance. This agreement has a three year term with payments totaling $4.9 million over the term of the agreement. Of the amounts outstanding as of September 30, 2007, $484,000 is included in this new agreement and the remaining balance has been paid in full.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our results of operations and cash flows. In the ordinary course of business, we are exposed to interest rate and foreign exchange risk. Fluctuations in interest rates and the rate of exchange between the U.S. dollar and foreign currencies, primarily the British Pound, could adversely affect our financial results.

Substantially all of our sales are denominated in U.S dollars. We therefore have limited foreign currency risk associated with the sale of our service. Expenses associated with our European colocation data services facility are denominated in Euros. Our international sales and marketing operations incur expenses that are denominated in foreign currencies, primarily the British Pound. These expenses could be materially affected by currency fluctuations; however, we do not consider this currency risk to be material as the related costs do not constitute a significant portion of our total operating expenses.

We had cash and cash equivalents of $13.0 million at September 30, 2007, all of which was held for working capital purposes. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy allows us to maintain a portfolio of cash, cash equivalents and short-term investments in a variety of high credit quality securities, including obligations of U.S. government agencies, corporate bonds, repurchase agreements, commercial paper, master notes and money market funds. If short-term interest rates were to increase or decrease by 10% from the rate on September 30, 2007, the increase or decrease in interest income would not have a material effect on our cash flows or results of operations.

We believe that inflation has not had a material impact on our historical results of operations; however, there can be no assurance that our business will not be affected by inflation in the future.

In addition, we have outstanding credit facilities under which we incur interest expense. If short-term interest rates were to increase or decrease by 10% from the rate on September 30, 2007 the increase or decrease in interest expense would not have a material effect on our cash flows or results of operations.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for us beginning October 1, 2007. We are currently evaluating the impact that the adoption of FIN 48 will have, if any, on our consolidated financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in the financial statements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of SFAS 157 will have, if any, on our consolidated financial position, results of operations or cash flows.

In September 2006, FASB ratified EITF Issue No. 06-1, Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, or EITF 06-1. Under EITF 06-1, consideration received by a service provider’s end-customer from a manufacturer or reseller constitutes consideration given by the service provider to the end-customer if the manufacturer or reseller is required by contract with the service provider to provide consideration to the end-customer. If such a contractual arrangement exists, classification of the consideration in the service provider’s income statement depends on the form of the consideration received by the end-customer. Cash consideration would be reported as a reduction of revenue; non-cash consideration, as defined in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), including free or discounted product, would be reported as an expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We do not expect that the adoption of EITF 06-1 will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We do not expect that the adoption of SFAS 159 will have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. Registrants must begin to apply the provisions of SAB 108 no later than the annual financial statements for their first fiscal year ending after November 15, 2006. We do not expect that the adoption of SAB 108 will have a material effect on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We are a software-as-a-service company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers. As advanced Internet and messaging services are increasingly becoming available on mobile devices, our solution enables operators to offer their subscribers a differentiated and compelling mobile data and Internet experience and, consequently, helps our operator customers increase their average revenue per user, or ARPU. Our solution is deployed in the United States and certain international markets through the T-Mobile Sidekick family of mobile devices and in other international markets, including Australia and Europe, through mobile devices utilizing our “hiptop” brand.

The Danger solution integrates our hosted service delivery engine, or SDE, and our client software with Danger-enabled mobile devices manufactured by Sharp Corporation and Motorola, Inc., our original equipment manufacturer, or OEM, partners. Our technology platform enables fast subscriber access to data services, provides data compression and optimization, and provides users with the ability to run multiple applications simultaneously. Our solution offers real-time email, instant messaging and social networking services, and HTML web browsing, as well as premium applications, content and services developed internally and through our third-party developer program.

We leverage the expertise and scale of our mobile operator customers and our OEM partners to help manufacture, market and distribute Danger-enabled mobile devices to a broad consumer audience. By delivering the Danger solution as a service, we allow our mobile operator customers to leverage our infrastructure, third-party developer program and expertise in deploying an end-to-end mobile data service offering with minimal capital investment.

We receive recurring monthly service fees from our mobile operator customers for each subscriber that has access to our mobile data services, and we also generate revenues from the premium applications, content and services that we provide. From the introduction of our solution in October 2002 through September 30, 2007, the number of subscribers to our mobile data services has grown to approximately 923,000. Our total revenues have grown from $49.3 million in the year ended September 30, 2006 to $56.4 million in the year ended September 30, 2007, and our service revenues have grown from $38.9 million in the year ended September 30, 2006 to $50.6 million in the year ended September 30, 2007.

Industry Overview

The mobile data services market is in a period of transition and growth fueled by consumer adoption, mobile operator competition, advances in mobile device technologies and the convergence of the traditional Internet and mobile communications industries. As a result of these trends, mobile devices are no longer predominantly used for a single function, such as voice, but are increasingly becoming an important platform for multiple forms of communication, access to information, consumption of media and content creation.

Increased adoption of mobile data services.    Mobile data services have been rapidly adopted by particular demographic segments due to the emergence of compelling services and applications. For example, business end-users have adopted email and personal information management solutions, while young adults and teens have actively embraced mobile data services such as text messaging, ringtones and graphics. We believe that these early adopters have laid the foundation for mass market use of these and more enhanced mobile data offerings, such as Internet services traditionally accessed through a personal computer. Mobile data services are expected to have broad consumer appeal and represent a key source of growth for the mobile industry. According to Yankee Group Research, Inc., a technology research and consulting firm, the number of global mobile data service users will increase to approximately 2.5 billion in 2011, with mobile data revenues expected to grow to $200.8 billion in 2011, from 1.5 billion and $108.8 billion, respectively, in 2006.

Aggressive pursuit of data revenue by mobile operators.    As the market for mobile voice services matures and barriers for consumers to switch providers have been reduced, competition among mobile operators has intensified. As a result, prices for core voice services in mature markets are expected to decrease. According to

IDC, an independent market research firm, ARPU for voice services in the United States is expected to decline from $45.71 in 2006 to $36.64 by 2011. In response to this pricing dynamic, mobile operators are offering new and enhanced mobile data services to increase competitive differentiation, appeal to new consumers and increase ARPU. To further these goals, many mobile operators have begun to offer fixed-rate, unlimited mobile data service plans and have begun partnering with leading technology and media companies to offer a broad range of innovative applications, content and services. IDC estimates that the ARPU for consumer wireless data subscribers in the United States will grow from $5.56 per month in 2006 to $12.35 per month in 2011, representing a compound annual growth rate of 17.3%.

Proliferation of converged mobile devices.    Mobile device manufacturers are developing advanced, converged mobile devices, commonly known as smartphones, that can be marketed to consumers at affordable prices. Relative to basic mobile phones and feature phones, or basic mobile phones that support certain advanced data features such as cameras, music players and text messaging, smartphones have faster processors, greater storage, Internet connectivity and high-resolution color screens, and are capable of supporting advanced operating systems and enhanced applications. We believe that smartphones, particularly those with tightly-integrated software and services, have the potential to blur the lines between mobile and personal computer data services. IDC estimates that the total number of converged mobile devices shipped globally will grow from 80.9 million in 2006 to 304.4 million in 2011, representing a compound annual growth rate of 30.3%. In 2006, these converged mobile devices comprised approximately 7.9% of worldwide mobile phone shipments and are expected to comprise approximately 21.3% of worldwide mobile phone shipments in 2011, according to IDC.

Emergence of social networking, peer communications and user-generated content.    Consumers are increasingly utilizing the Internet as a means of social interaction, self-expression and entertainment by accessing leading social networking sites such as MySpace and Facebook, and instant messaging platforms such as AOL Instant Messenger, Yahoo! Messenger and Microsoft Corporation’s Windows Live Messenger. For example, in October 2007, there were 509.6 million unique visitors to social networking sites globally, according to comScore, Inc., an Internet industry research firm. According to comScore, use of many of these sites has grown rapidly, as users spent 39.4 billion minutes at the top five global social networking sites in October 2007, an increase of 94.1% from the 20.3 billion minutes spent on those same sites in October 2006.

The increased capabilities of converged mobile devices to enable messaging and user-generated content makes them a desirable platform to provide anytime, anywhere participation in these social networking and other online communities. Additionally, by leveraging uniquely mobile attributes to enable real-time or location-specific services, the shared experiences offered by these communities can be enhanced. IDC estimates that in the United States alone, the number of mobile instant messaging users will grow at a compound annual growth rate of 44.9%, from 12.4 million in 2006 to 79.3 million in 2011.

Challenges for mobile operators in delivering a compelling mobile data and Internet experience.     Notwithstanding the market opportunity and consumer demand for mobile data services, mobile operators face significant challenges in delivering a compelling mobile data and Internet experience that combines the ease of use and capabilities of personal computers with the unique attributes of mobile devices. These challenges include the following:

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Rising consumer expectations.    Consumers are increasingly expecting their mobile data experience to be a seamless extension of their personal computer experience. Relative to the consumer experience on the personal computer, the consumer mobile data and Internet experience has been limited due to lost or intermittent data connections, lack of access to particular Internet sites, poor rendering of Internet sites on small mobile device screens, inability to run concurrent applications and lack of real-time interactivity and communication.

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Increasing complexity of Internet applications and services.    The emergence of new Internet service categories, such as social networking, together with the proliferation of enhanced personal computer browser technologies, such as Flash and AJAX, has led to increased complexity in the applications and services delivered over the Internet. Many current mobile data platforms are not capable of delivering compelling mobile versions of these complex Internet services.

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Lack of services for advanced handsets.    Advances in handset technology have led to the development of an increasing number of mobile devices capable of providing advanced data services. However, there is a lack of mobile data and Internet services that enable consumers to utilize many of the advanced capabilities of these devices.

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Inefficient service platforms.    Mobile operators have traditionally relied on mobile devices to process content and messages, or required Internet providers to reconstitute their sites into specific, limited wireless application protocol web browser, or WAP, implementations. While this approach might have been satisfactory for the delivery of basic data services, enhanced mobile data services require a more sophisticated back-end service infrastructure to process, compress and optimize data, push content to users and maintain persistent connectivity with both the device and the Internet.

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Lack of integration in mobile data delivery platforms.    The legacy systems of many mobile operators entail loose integration of disparate hardware, software and service delivery technologies from multiple vendors to reach the broadest possible audience. We believe that the fragmentation of these multiple components on mobile data delivery platforms inhibits operators from offering optimized solutions to the handsets in their mobile device portfolio. In particular, we believe that the lack of a single, tightly-integrated solution often compromises consumers’ experiences by not utilizing the full potential of each component.

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Limited internal development, deployment and management resources.    Mobile operators have traditionally limited their internal investment in the deployment, development and management of mobile applications, content and services, focusing instead on network infrastructure and basic service delivery. The lack of internal resources dedicated to providing a compelling mobile data and Internet solution has led to the deployment of poorly integrated mobile data service offerings that we believe fail to fully capitalize on the opportunities created by consumer adoption trends, developments in handset technology and the emergence of new Internet services.

As a result of the above, we believe that existing mobile consumer data solutions not only provide suboptimal consumer experiences, but also result in lost revenue opportunities, longer development cycles, more costly overall development and deployment, and ongoing management, billing and customer service challenges. In order to overcome these challenges and successfully capitalize on the market opportunity for the deployment of a compelling mobile data and Internet solution to consumers, we believe that mobile operators will increasingly turn to third parties to provide end-to-end integrated solutions.

Our Solution

We provide mobile operators with an integrated end-to-end solution for delivering an enhanced mobile data and Internet experience to their subscribers. The Danger solution powers advanced data applications and services on Danger-enabled mobile devices developed and manufactured by our OEM partners, and features premium applications, content and services developed internally and through our third-party developer program. The Danger solution is designed to be easy for our mobile operator customers to deploy and manage, and to integrate seamlessly with their back-end systems. Key features of the Danger solution include the following:

Superior mobile data and Internet experience for consumers.    The Danger solution adds real-time email, popular instant messaging and social networking services, HTML web browsing, and easy access to premium applications, content and services to standard voice and personal information management features, and provides an intuitive user-interface to mimic a personal computer experience on a mobile device. The Danger solution devices enhance consumers’ experiences by actively pushing email, instant messages and other content to Danger-enabled mobile devices; notifying users of new communications; and promoting messaging, content sharing and other forms of online social interaction. Our client software and integrated applications enable users to run different applications simultaneously and to easily switch among these applications. For example, while a consumer is using the web browser to access a web page, she can reply to an instant message, type an email, build a playlist in the MP3 player, and then return to the same web page without losing her place. In addition, our data optimization technology speeds consumer access to mobile data services and optimizes content for viewing on Danger-enabled mobile devices.

The strength of our solution is demonstrated by the frequent use of interactive mobile applications and heavy consumption of downloadable mobile content by consumers using Danger-enabled mobile devices. During the quarter ended September 30, 2007, consumers using Danger-enabled mobile devices, on a monthly basis:

•	sent and received an average of 3,223 instant messages;

•	viewed an average of 481 web pages; and

•	sent and received an average of 930 text messages.

Additionally, more than 60% of consumers using Danger-enabled mobile devices purchased downloadable content during the quarter ended September 30, 2007, with each purchaser buying an average of four downloadable content items during the quarter ended September 30, 2007.

End-to-end integrated mobile data and Internet solution for mobile operators.    We offer mobile operators a single, tightly-integrated solution that enables them to capitalize on advances in mobile devices, network technologies and Internet services to offer consumers a more compelling mobile data and Internet experience. The Danger solution manages many of the components of the mobile data offerings of our operator customers, including: mobile device integration; access to and delivery of premium applications, content and services; subscriber data management and storage; and integration with back-end systems for marketing, billing, provisioning and support. Our solution also provides mobile operators with the flexibility to utilize their own brands to target particular consumer demographics with differentiated mobile data applications and services designed to drive subscriber retention, attract new customers and increase voice and data revenue.

Powerful technology platform enabling optimized delivery of enhanced mobile data services.    The Danger technology platform consists of our hosted SDE and client software for mobile devices. The tight coupling of our SDE and client software optimizes the delivery of enhanced mobile data services by compressing content, managing network and device communications, facilitating the real-time delivery of software upgrades and additional features, and synchronizing and storing data in a manner easily accessible by the consumer. Our SDE communicates with our client software, which provides a PC-like experience on a mobile device by enabling multiple applications to run and use the network simultaneously. Our client software also seamlessly integrates our core applications as well as premium applications, content and services. Our solution is supported by our portfolio of intellectual property, including, as of September 30, 2007, 34 U.S. patents, eight foreign patents, 40 pending U.S. patent applications and 47 pending foreign patent applications.

Close collaboration with mobile device manufacturers.    We collaborate closely with our OEM partners throughout the design and development process of Danger-enabled mobile devices, allowing us to better integrate our software into their devices and to optimize performance, minimize design flaws and accelerate device development. Our close collaboration enables our OEM partners to offer mobile operators intuitive, converged mobile devices that provide consumers with access to enhanced data mobile services. We provide reference designs and software to our OEM partners to closely couple the hardware layout and form factor of Danger-enabled mobile devices with the desired functionality and user experience. We also license our client software, which includes an integrated suite of software applications, to our OEM partners to pre-install on Danger-enabled mobile devices.

Large and growing third-party developer program.    In addition to the internal development of our core data applications, we have cultivated a large and growing third-party developer program for the creation of premium applications, content and services to be distributed on our platform. Our third-party developer program is designed to foster a steady and competitive pipeline of premium applications, content and services that we believe enhance the overall consumer experience. Our third-party developers leverage our integrated technology platform and our operator and OEM relationships to commercialize and distribute premium applications, content and services to a broad audience through a single point of distribution. By encouraging third-party development of content for our platform, we are able to continuously extend the functionality and breadth of our offering and enhance the value of our solution. We have experienced rapid growth in our developer program, with more than 50 of our third-party developers publishing an aggregate of 218 games, applications and networked services as of September 30, 2007.

Leveraged, software-as-a-service business model aligned with customer interests.    We deploy our solution through a software-as-a-service business model that enables us to leverage the reach and expertise of our mobile operator customers, OEM partners and third-party developers so we can scale rapidly while minimizing our investment. We apply our OEM partners’ technology expertise and manufacturing capabilities to manufacture Danger-enabled mobile devices. In addition, we use our mobile operator customers’ brands, marketing efforts and existing retail distribution to attract subscribers to our mobile data services, and draw on our third-party developers’ software development expertise to introduce compelling new applications, content and services. We also believe that our software-as-a-service business model is attractive to mobile operator customers because it allows them to leverage our infrastructure, partnerships, expertise and resources to deploy an end-to-end mobile data service offering with minimal capital investment. In addition, because our business model only requires our operator customers to pay ongoing fees for subscribers that are active on our platform, our operator customers are not required to make large financial commitments in advance of acquiring subscribers.

Our Strategy

Our objective is to expand our position as a leading provider of mobile consumer data services and to increase the value of our solution for mobile operators worldwide. The principal elements of our strategy are to:

Extend our leadership position by strengthening and broadening our solution.    We believe that our advanced technology architecture, focus on the consumer market, and software-as-a-service business model have made us a leading provider of end-to-end integrated mobile consumer data solutions. We seek to extend our leadership position and enhance our solution by developing new features, applications and services that utilize our technology platform to create a compelling mobile data and Internet experience for consumers. In particular, we expect to continue to expand our integration with popular email and emerging consumer Internet sites and services, as well as various multimedia, location-based and social networking services.

Pursue new mobile operator relationships and expand our distribution globally.    We intend to increase the number of subscribers using Danger-enabled mobile devices by adding new mobile operator customers, particularly in Europe and other international markets. We believe that we are well positioned to add new mobile operator customers because we offer a highly scalable end-to-end mobile data solution and provide unique and differentiated applications, content and services. We expect to aggressively pursue new relationships in select international markets where consumer behavior and the adoption of enhanced mobile data services lend themselves to the Danger solution. Additionally, we believe that we can leverage the close relationships between our OEM partners and their existing mobile operator customers to develop new mobile operator relationships.

Extend and deepen our OEM partnerships.    We seek to continue to enhance our existing OEM partnerships and develop new relationships with leading global OEMs to produce a greater number of Danger-enabled mobile devices for marketing to a broader global audience. We believe that our advanced and flexible technology platform and our close development collaboration with our OEM partners will enable them to produce mobile devices with a variety of features, form factors and price points that appeal to diverse consumer segments in various geographies, thereby increasing the potential adoption of the Danger solution. In addition, we plan to continue our close collaboration with our existing OEM partners to enable them to reduce development time and achieve lower costs for Danger-enabled mobile devices.

Increase the number of subscribers using our mobile data services.    We also intend to increase the number of subscribers using our mobile data services through the growth of our relationships with our existing mobile operator customers. We believe that we can create unique services for targeting new demographic segments and leverage the sales and marketing efforts of our mobile operator customers to extend our subscriber reach with each of our existing customers. In addition, we believe that we can also extend subscriber reach by working closely with our existing and potential future OEM partners to produce a greater number of Danger-enabled mobile devices at various price points.

Expand the development of third-party applications, content and services for our platform.    We expect to continue growing our third-party developer program to increase the rapid development of new premium applications, content and services that we believe enhance the overall consumer experience, increase our competitive differentiation and monetize the mobile subscriber base. By providing our third-party developers with access to a subscriber base that frequently downloads applications and content, and integrated programming tools that streamline the development, deployment and billing of downloadable applications and content, we believe that we can successfully encourage third-party developers to continue to provide their services through the Danger platform as well as add new third-party developers to our developer program.

Our Platform and Services

Our solution consists of our tightly-integrated hosted SDE, client software for mobile devices, and premium applications, content and services offerings. We receive recurring monthly service fees from our operator customers for each of their subscribers that are able to access our mobile data services, and we also generate revenues from the premium applications, content and services solution that we provide to our mobile operator customers. During the year ended September 30, 2007, the number of subscribers to our mobile data services increased by approximately 360,000, from approximately 563,000 subscribers as of September 30, 2006 to approximately 923,000 subscribers as of September 30, 2007.

The diagram below shows the elements of the Danger solution and how we interact with our mobile operator customers, OEM partners and content providers to deliver our mobile data services to subscribers.

Danger Service Delivery Engine.    Our server-based hosted SDE communicates with our client software, enhancing and optimizing the delivery of mobile data services to Danger-enabled mobile devices. We have designed our SDE to provide a high level of service reliability and scalability to support wireless network traffic and subscriber base growth. Key features of our SDE include:

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Data optimization.    Our SDE compresses and packages data to speed consumer access to mobile data services while simultaneously reducing wireless network traffic for our mobile operator customers. We believe that our data optimization capabilities allow our mobile operator customers to more efficiently offer mobile data services to subscribers. Our SDE also processes content for viewing on Danger-enabled mobile devices before content is transmitted. For example, our SDE resizes email message images and attachments to fit the Danger-enabled mobile device screen dimensions, and modifies web page layouts in an effort to provide subscribers with an experience that more closely resembles email use and internet browsing on a personal computer.

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Always-on connection and push delivery.    Our SDE is designed to maintain a persistent connection to Danger-enabled mobile devices, allowing for a constant stream of emails, instant messages and notifications to be delivered to the device. The SDE actively transfers, or pushes, messages to Danger-enabled mobile devices, eliminating the need for subscribers to initiate a connection to receive messages, notifications or to request web pages and other data. Similarly, if a subscriber loses a wireless connection, our SDE manages the subscriber’s data session and queues incoming messages, such as those from an active instant messaging conversation, for delivery to the mobile device when wireless network coverage is restored.

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Integration with third-party Internet services.    Our SDE enables a unique degree of integration with popular third-party Internet services including email, instant messaging and social networking services. We have collaborated with Yahoo! Inc., Microsoft Corporation, AOL LLC, a majority-owned subsidiary of Time Warner Inc., and MySpace, Inc., a unit of News Corporation, to allow our SDE to access their proprietary application programming interfaces, or APIs, so that we can deliver enhanced implementations of their respective services for Danger-enabled mobile devices. We believe that due to the integration and tight coupling of our SDE to the associated client applications, our implementations of these third-party Internet services are superior to what can be offered on other mobile devices. For instance, because our SDE maintains a private connection to MySpace, Inc. through proprietary APIs, Danger-enabled mobile device users can generally maintain a persistent connection to their MySpace, Inc. account and automatically receive messages and notifications, rather than having to constantly refresh a web browser to view their account activity.

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Over-the-air software delivery.    Our SDE is designed to deliver additional applications and features over-the-air to Danger-enabled mobile devices as well as to deliver software upgrades and modifications. We believe that by delivering new applications and features over-the-air to older device models, we extend the useful life of Danger-enabled mobile devices. Additionally, our over-the-air software delivery helps our operator customers to retain subscribers, reduce device returns and minimize warranty program costs.

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Data synchronization and storage.    Our SDE provides an automated synchronization and storage service to ensure that data on Danger-enabled mobile devices is updated on our hosted platform and is not lost. In addition, subscribers can seamlessly upgrade to a new Danger-enabled mobile device without having to re-enter data or re-personalize their settings. Subscribers can also access and manage data on their device from any PC-based web browser by logging into a personal website to view their synchronized and stored data.

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Subscriber analytics.    Our SDE collects aggregate subscriber data that we analyze on an anonymous basis to better understand subscriber behavior trends and preferences. Based on this analysis, we can enhance our solution in an effort to deliver a more compelling mobile data and Internet experience and to capitalize on subscriber trends. For example, because we can see which websites are most popular with end-users, we can alter how our SDE renders these websites to provide enhanced viewing in addition to the data optimization we already provide. We are also able to better position our premium applications, content and services offerings by utilizing our SDE to adjust on-device promotion and content placement.

Danger Client Software.    Our client software provides a PC-like experience on a mobile device by enabling multiple applications to run simultaneously and allowing consumers to switch among them without having to close an application. For example, while a subscriber is using the web browser to access a web page, she can reply to an instant message, type an email, build a playlist in the MP3 player, and then return to the same web page without losing her place. Our client software features an intuitive user interface that makes the discovery, use of and navigation within and among applications easy, and allows subscribers to personalize their Danger-enabled mobile devices in a variety of ways. We internally developed all of the core applications that run on Danger-enabled mobile devices so that they are integrated with one another, our operating system and our SDE. As an example of this integration, if a subscriber clicks on a web page link sent in an instant message, our web browser instantly launches and communicates with our SDE to obtain the web page and the user can toggle between the two applications.

We license our client software to our OEM partners, which they pre-install on Danger-enabled mobile devices so that subscribers may connect to our SDE immediately after activation. The applications we provide with our client software include:

•	Web browser—HTML rendering with JavaScript support;

•	Email—push email from operator-branded accounts and popular email services such as AOL, Yahoo! and Hotmail, as well as support for viewing email message attachments;

•	Instant messaging—support for AOL Instant Messenger, Yahoo! Messenger and Microsoft’s Windows Live Messenger;

•	Premium content catalog—storefront for purchasing games, ringtones and other applications;

•	Personal information management—calendar, address book, notes and to-do lists;

•	Media player—MP3 player;

•	Camera—image gallery with the ability to send images via text message or email;

•	Text messaging—text and picture messaging, emoticons, voice notes and auto-responses; and

•	Phone—voice calling, teleconferencing, speaker phone and Bluetooth support.

Premium Applications, Content and Services.

Content management and delivery.    We provide our mobile operator customers with an end-to-end solution to offer premium applications, content and services to subscribers using Danger-enabled mobile devices. Subscribers access a premium content catalog on the Danger-enabled mobile device that provides efficient browsing, preview, purchase and management of premium applications, content and services. Subscribers can download games, productivity applications, networked services, ringtones and background themes, all of which are hosted, provisioned and delivered by our SDE. We actively source and publish new premium application, content and service titles in an effort to maintain a steady and competitive premium content catalog for our subscribers.

Our managed premium applications, content and services solution provides our mobile operator customers with a single point for content sourcing, testing, promotion, delivery and billing. Elements of our solution are configurable to allow our mobile operator customers to reflect the branding, organizational and pricing strategies that they offer in their own content portals. However, we typically recommend the merchandizing and pricing for premium applications, content and services for the mobile operator’s approval. Our solution supports several payment models, including one-time fees and monthly recurring fees, and delivers billing records to our mobile operator customers through billing system integration. Our mobile operator customers are responsible for billing and collections with respect to all premium applications, content and services sold, and pay us a share of revenue for every transaction. Our share of revenue varies by mobile operator, content type and content source.

Enhanced content offering.    The collection of the premium applications, content and services available to end users of Danger-enabled mobile devices ranges from traditional mobile content, including basic games and ringtones, to highly differentiated applications, content and services, including networked services, multi-player networked games, multimedia themes and productivity tools. As of September 30, 2007, our master catalog of premium applications, content and services included 161 games, 43 applications, 14 networked services, more than 2,700 ringtones and 66 background themes. The premium applications, content and services available to individual subscribers vary by mobile operator, market and Danger-enabled mobile device model.

Networked services represent a key strategic growth area for our premium applications, content and services offerings, both because of their direct revenue potential as well as their tendency to leverage the greatest number of unique capabilities of our technology platform. We believe that services such as these, which are developed internally and through our third-party developer program, allow us to further differentiate our platform and drive value for consumers and our mobile operator customers. Examples of premium networked services include:

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MySpace:    a dedicated client application which provides a personalized, always-on extension of a user’s MySpace account, with push messaging and notifications, optimized posting of messages, blogs and photos and low-latency, or reduced delay, browsing of content; and

•	MyAuctioneer: a real-time, personalized dashboard of a user’s eBay account, including dynamic auction status, bidding capability and persistent notifications for outbid alerts.

Third-party developer program.    A critical component of our premium applications, content and services business is our third-party developer program. We have distributed premium applications, content and services on our platform developed by more than 50 third-party developers, including Gameloft Inc., Digital Chocolate, Inc., Namco Networks America Inc., Konami Digital Entertainment, I-play, and Sony BMG Music Entertainment. We either license content from our third-party developers and pay them a portion of the revenue share we receive from our operator customers or we host content acquired by our operator customers and receive a revenue share for our hosting and delivery services. Our premium applications, content and services business model derives leverage from our developers, who typically bear the up-front costs of development, and from our mobile operator customers, who bear the costs of billing, customer care and subscriber acquisition.

We provide our third-party developers with a suite of development tools and resources to create, simulate and debug premium applications, content and services in a standard Windows-based environment. We also provide extensive developer support and information through both our website and various support groups in order to generate efficiencies in application development and to accelerate submission of content and applications to us for certification and eventual deployment. In addition to our suite of development tools, we have developed a set of APIs that we license on a limited basis and through which we can allow third-party providers to access our SDE and to build implementations of their services for delivery through our platform. We believe that this positions us well to extend our platform to emerging consumer Internet sites and services such as social networking.

Custom development.    At times we enter into custom development contracts with certain of our mobile operator customers to enable us to more closely integrate our platform with their networks, or to develop specialized products or software. We may also charge additional fees to our mobile operators to customize our client software to meet their branding specifications prior to deploying a Danger-enabled mobile device.

OEM Partner Relationships

We work closely with our OEM partners to design, manufacture, market and distribute mobile devices that utilize our mobile data services platform. We license our client software to our OEM partners and in turn, they provide industry-leading mobile device technology, device design competencies, sophisticated manufacturing resources and the infrastructure and working capital necessary to support the ordering, inventory and repair requirements of global mobile operators.

We currently have relationships with two OEM partners, Sharp Corporation, or Sharp, and Motorola, Inc., or Motorola. We grant each of our current OEM partners a royalty-free license to distribute our client software and provide them with reference designs to use as the basis for developing Danger-enabled mobile devices. In addition, we work closely with and provide support to our OEM partners through various phases of product design, development and testing to integrate our client software into the Danger-enabled mobile devices that they manufacture. Our close collaboration with our OEM partners yields mobile devices with more tightly-integrated software and services that we believe differentiate Danger-enabled mobile devices from competing smartphones and feature phones. Under our agreements with our OEM partners, the OEMs are responsible for the sales of mobile devices, including providing marketing support to mobile operators and handling warranty returns and repairs. Our OEM partners are also responsible for testing Danger-enabled mobile devices with the networks of our mobile operator customers and for obtaining operator, industry and government certifications and approvals that are necessary to commercially launch a mobile device. In addition to our client software, we provide to our OEM partners certain support for obtaining these approvals and certifications. Our OEM partners have agreed to indemnify us for intellectual property claims related to patents that are essential for complying with wireless technology standards and for product liability claims related to Danger-enabled mobile devices. Our OEM partners also agree to pay certain per unit royalties that are due to third parties for the commercial distribution of software that we incorporate into our client software. We, in turn, indemnify our OEM partners for intellectual property claims related to our client software or our SDE.

Sharp Corporation.    Sharp launched its first Danger-enabled mobile device in September 2004 in the United States. Since 2004, Sharp has launched three additional Danger-enabled mobile devices. Pursuant to a master manufacturing and distribution agreement dated April 28, 2004 and subsequently amended, we license to Sharp the right to distribute our client software for the Danger-enabled mobile devices that they have developed. Our agreement with Sharp terminates in April 2008, but will automatically renew for successive one-year periods unless either we or Sharp notifies the other of its intent not to renew. Our agreement with Sharp also allows us or Sharp to terminate the agreement if the other party materially breaches its obligations and fails to cure such breach, or if the other party ceases operations or is subject to bankruptcy proceedings. In addition, if defects in our client software cause Danger-enabled mobile devices manufactured by Sharp to become unusable, we would be obligated to correct the defects and, in certain instances, be required pay for any out-of-pocket costs incurred by Sharp as a result of the defects.

Motorola, Inc.    In September 2006, we entered into a master software license, product development and distribution agreement with Motorola. Motorola’s first Danger-enabled mobile device launched in November 2007 with T-Mobile USA, Inc., or T-Mobile USA, in the United States. Our agreement with Motorola terminates in September 2009, but will automatically renew for successive one-year periods unless either we or Motorola notifies the other of its intent not to renew. Our agreement with Motorola also allows us or Motorola to terminate the agreement if the other party materially breaches its obligations and fails to cure such breach, or if the other party ceases operations or is subject to bankruptcy proceedings. In addition, we agreed to pay Motorola per unit warranty payments in the event certain client software defects thresholds are reached, as well as to take corrective action to cure the defects. Under our agreement with Motorola, if Motorola meets certain performance thresholds, we cannot allow another OEM (subject to limited exceptions) to distribute our client software until one year after Motorola’s first commercial shipment of a Danger-enabled mobile device.

Customers

We sell the Danger solution directly to mobile operators. Our OEM partners sell Danger-enabled mobile devices to mobile operators, and, under separate contractual relationships, we provide mobile data services to our operator customers. Our mobile operator customers bundle the Danger-enabled mobile devices and our mobile data services with an airtime and data plan, and sell the complete solution to their subscribers.

We are substantially dependent on T-Mobile USA for our sales. For the fiscal years ended September 30, 2006 and 2007, T-Mobile USA represented 88.5% and 92.0% of our revenues, respectively, and we expect T-Mobile USA to represent a significant portion of our revenues for the foreseeable future.

We currently provide the Danger solution to the following mobile operator customers in the geographies indicated below:

•	North America and the Caribbean: T-Mobile USA, Rogers Communications Inc. (Canada) and Cable and Wireless (Cayman Islands) Ltd.

•	Asia: Telstra Corporation Limited (Australia).

•	Europe: T-Mobile (UK) Limited, T-Mobile Deutschland GmbH, E-Plus Mobilfunk GmbH (Germany) and T-Mobile Austria GmbH.

Under our agreements with our mobile operator customers, the mobile operators pay us recurring monthly service fees for each subscriber that is able to access our SDE. Our mobile operator customers also pay us a share of revenue for each premium application, content or service transaction with a subscriber. We record and report on the number of active subscribers and the volume of premium applications, content and service transactions, and electronically deliver these records to our mobile operator customers to enable them to bill their subscribers appropriately. Our mobile operator customers are responsible for billing and collection from subscribers. Our mobile operator customer contracts include service level agreements that set forth the performance standards for our hosted services and give the mobile operators rights to receive credits towards our monthly service fees if the availability of our SDE degrades or our SDE experiences outages that, when measured on a monthly basis, exceed minimum performance thresholds. In addition, our agreements with mobile operator customers provide that we indemnify mobile operator customers for intellectual property claims related to our client software and SDE.

Our current agreement with T-Mobile USA was effective as of June 1, 2005 and expires on December 31, 2008. T-Mobile USA has the right, but not the obligation, to renew our current agreement for a single additional period of up to three years, unless we notify T-Mobile USA of our intent not to renew. Pursuant to our agreement with T-Mobile USA, T-Mobile USA has certain exclusivity rights and rights of first refusal in the United States for new Danger services and mobile device designs owned or controlled by us. Our agreement with T-Mobile USA also allows us or T-Mobile USA to terminate the agreement if the other party materially breaches its obligations and fails to cure such breach. T-Mobile USA also has the right to immediately terminate the agreement in the event of certain breaches by us.

Sales, Marketing and Distribution

We sell the Danger solution directly to mobile operators through an internal sales force and in conjunction with our OEM partners. Our mobile operator customers are the primary source of marketing to consumers and are primarily responsible for generating sales of Danger-enabled mobile devices. Our mobile operator customers employ a variety of marketing programs to sell Danger-enabled mobile devices to consumers, including television, Internet and print advertising, product placement in films and television shows, and celebrity and professional athlete influencer programs. Our current mobile operator customers have generally focused their marketing programs for our solution on young adults and teens, a particularly attractive demographic because of usage of social networking sites and instant messaging platforms by young adults and teens, as well as their ability to influence their peers to adopt mobile data services as a means to participate in these online social interaction activities. We believe that, as mobile use of social networking sites and instant messaging increases, our solution is well positioned to help operators take advantage of the opportunity for mobile data services revenue growth that we believe this demographic presents.

We rely on the extensive distribution channels of our mobile operator customers to expand the adoption of Danger-enabled mobile devices. For example, Danger-enabled mobile devices are sold in T-Mobile USA’s direct channels, such as retail stores and the T-Mobile USA website, as well as indirect channels such as national retail partners, indirect dealers and Internet dealers such as Amazon.com.

Our sales and marketing organizations provide training and channel marketing support to both our mobile operator customers and our OEM partners in order to maximize the effectiveness of their respective sales and distribution channels. We create point-of-sale content and collateral templates and implement selected public relations activities to support the launch of new Danger-enabled mobile devices or new premium applications, content or services. We also selectively sponsor sales incentives programs and contests in conjunction with our OEM partners to encourage the retail and channel sales personnel of our mobile operator customers to sell Danger-enabled mobile devices.

Technology, Research and Development, and Network Operations

Technology.    Our technology consists of our SDE, which is managed by our data center operations, our client software for mobile devices, and publishing tools and additional server-based software for our premium applications, content and services platform.

Our SDE is the modular and scalable hosted platform that connects Danger-enabled mobile devices to the Internet, converting content and protocols as needed. Our SDE runs on multiple operator-grade service components, including Oracle Corporation RAC (Real Application Clusters) database software, Hitachi, Ltd. SAN (Storage Area Network) storage systems, Cisco Systems, Inc. networking equipment, Sun Microsystems, Inc. database servers and Network Appliance, Inc. file storage systems. Our SDE uses proprietary software to manage each connected Danger-enabled mobile device and to route data traffic among various application proxies and the database. Additional technology load balances the data traffic, providing scalability across multiple collections of application proxies. Our SDE is architected to easily add capacity for subscriber base growth through the addition of individual service elements such as proxy servers or database nodes.

Our client software is a mobile device platform that makes efficient use of processing, memory and power to help reduce mobile device complexity and cost. Our multi-layer client software is comprised of applications, a Java virtual machine, an operating system and libraries that support each of these layers. All applications for Danger-enabled mobile devices are written in the Java programming language to make them easy to develop and easy to port. Our Java virtual machine enables multitasking among various programs at the application layer and interoperates with our SDE allowing the Danger solution to provide improved Java execution performance with reduced processing power and memory usage. We have historically relied on a proprietary operating system, but we are in the process of developing a portable operating system interface, or POSIX, compliant, open source operating system to enable our OEMs and third-party developers to more efficiently work with our platform. Our client software libraries simplify application development and facilitate a consistent user interface across applications developed for our platform.

Our premium applications, content and services platform is comprised of publishing tools and server-based software from the Apache Software Foundation and a Java catalog application on Danger-enabled mobile devices. Our premium applications, content and services are transmitted from our SDE’s database to Danger-enabled mobile devices through our proprietary protocols to ensure secure delivery. Our web servers also interface with our SDE’s billing server to facilitate the transmission of charging records to the billing systems of our mobile operator customers. The Java catalog application on Danger-enabled mobile devices communicates with our server-based software to control the merchandising, previewing, installation and user management of content.

Research and Development.    Our research and development strategy is to continue the development of our SDE, client software and premium applications, content and services platform to deliver the functionality that we expect will drive adoption of our solution. As of September 30, 2007, we had 139 employees on our research and development team and 60 employees on our service engineering and service operations teams. We have also sought to scale our research and development capacity by establishing offshore engineering centers with consulting companies in India, Romania and Ukraine. As of September 30, 2007, we had engaged 39 research and development consultants and six services engineering and operations consultants through these relationships. Our research and development efforts are focused primarily on the following areas:

•	improving the functionality, security and performance of our SDE and client software;

•	developing new client software for new mobile devices and for current and emerging wireless network technologies;

•	abstracting elements of our client software so that we may port our client software and enable our SDE to work with other mobile device platforms;

•	developing and scaling our SDE infrastructure to provide the underlying support for our continued growth; and

•	providing a platform and tools for third-party developers to write applications that extend our solution.

Research and development expense, as determined in accordance with accounting principles generally accepted in the United States, was $11.3 million in the year ended September 30, 2005 compared to $17.7 million in the year ended September 30, 2006 and $22.5 million in the year ended September 30, 2007.

Network Operations.    We serve our mobile operator customers from third-party data center facilities located in San Jose, California, which is now operated by Verizon Business Network Services, Inc., or Verizon, following its acquisition of MCI Communications Services. These facilities are secured by around-the-clock security and escort-controlled access, and our service agreement with Verizon requires it to provide us with space as well as redundant systems for power, cooling and Internet connectivity. Under the terms of our service agreement, we occupy two hosting spaces, each in a separate Verizon facility, that are connected by dedicated point-to-point fiberoptic lines. For the first hosting space, our services with Verizon expire on January 1, 2009, but will automatically renew for successive one-year periods unless either we or Verizon notifies the other of its intent not to renew. During any such renewal term, either we or Verizon may terminate the services upon 60 days notice. In the event of a termination of the services or the expiration of the initial or any renewal service term, we have a limited right to extend the services on a month-to-month basis for a maximum of up to six months. For the second hosting space, Verizon has agreed to provide us with services until November 1, 2010, which termination date may not be extended by us absent a subsequent agreement with Verizon. Our service agreement with Verizon also allows us or Verizon to terminate the service agreement if the other party materially breaches its obligations and fails to cure such breach. Verizon also has the right to discontinue providing service to us if Verizon determines that its personnel or facilities are at risk of harm or damage.

In October 2007, we entered into an agreement with an affiliate of Digital Realty Trust, or DRT, for additional hosted data center facilities located in Phoenix, Arizona to accommodate anticipated growth of our mobile data services. We are planning to complete the set up of our DRT facilities to support commercial operation of our SDE by June 1, 2008. These facilities are secured by around-the-clock security and restricted key card access, and the agreement requires DRT to provide us with space as well as power, cooling and access to utilities. This agreement has a 48-month term, but we may exercise an extension option at least nine months prior to the expiration of the initial term, in which case the agreement will be extended for one additional term of 48 months. The agreement with DRT also allows us to terminate the agreement if an interruption of DRT’s services occurs and continues for 30 consecutive days or if three or more 12-hour interruptions of DRT’s services occur within a 12-month period. We also have an agreement for a data center colocation facility in the Netherlands which we could build out to support mobile operator customers in Europe and other international markets.

We continuously monitor and adjust the performance of our SDE. The monitoring features we have built or licensed include centralized performance consoles, automated load distribution tools and various self-diagnostic tools and programs.

Intellectual Property

We seek to protect our technology through a combination of patents, trademarks, copyrights, trade-secrets and contractual arrangements. Our trademarks include Danger and hiptop, which are currently registered in the United States and 20 other countries, as well as with the European Community.

We seek to patent key concepts, components, protocols, processes and other inventions. As of September 30, 2007, we held 34 U.S. patents and eight foreign patents expiring between August 16, 2021 and April 20, 2024, and have 40 U.S. and 47 pending foreign patent applications. These patent and patent applications cover claims associated with features and functionality of our SDE and our client software. Although we apply for patent protection primarily in the United States, we have filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so.

The patent positions of companies in our industry are highly uncertain and involve complex legal and factual questions. As a result, the patents we own and any further patents we may own or license may not prevent other companies from developing similar products or ensure that others will not be issued patents that may prevent the sale of the Danger solution or require licensing and the payment of significant fees or royalties. In addition, we cannot be certain that any of our patent applications will result in issued patents. Furthermore, to the extent that any of our future products, services or methods are not patentable or infringe the patents of third parties, or in the event that our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, our business could be adversely affected.

It is our general practice to enter into confidentiality and non-disclosure agreements with our employees, consultants, OEM partners, customers, potential customers and others to attempt to limit access to and distribution of our proprietary information. In addition, we generally enter into agreements with employees and consultants that include an assignment of all intellectual property developed in the course of their employment or service.

We also enter into various types of licensing agreements related to technology and intellectual property rights. We enter into certain of these agreements to obtain rights that may be necessary to produce and sell our products and services. For example, we have an agreement with Sun Microsystems, Inc. under which we license specifications to develop, test and distribute software that we certify as compliant with Sun Microsystems Inc.’s Java standards. These licenses are generally non-exclusive and vary in duration, some having perpetual terms and others requiring renewals after one or more years. We may also license our technology and intellectual property to third parties through various licensing agreements.

Competition

The mobile consumer data services market is highly competitive and subject to rapid change. We believe that the principal criteria that mobile operator customers use in selecting solutions include increased ARPU, perception of mobile device sales potential, subscriber satisfaction, availability of an integrated technology platform, technology architecture, OEM partnerships, content offering, ease of implementation, scalability, customer support, availability of applications, and third-party developer support. While we compete most closely with Research In Motion Limited, an integrated mobile data service provider that markets BlackBerry wireless devices, and with smartphone software providers such as Microsoft Corporation and Symbian Software Limited, we believe that we are the only software-as-a-service platform provider focused primarily on the consumer data services market. In addition to our consumer market focus, other key aspects of our competitive differentiation include our advanced technology architecture, our highly scalable end-to-end mobile data services solution and our managed premium applications, content and services offerings.

We also compete broadly with a significant number of firms that market single elements of our platform, such as Internet services, mobile device operating systems software, mobile device applications, server-based software that delivers content to mobile devices, and content intermediaries. These competitors may in the future create an integrated platform with features similar to ours, such as might result from the Google-led Open Handset Alliance. The Open Handset Alliance, announced in November 2007, is a consortium of more than 30 companies focused on developing an open source software platform for mobile devices. Members of the Open Handset Alliance include mobile operators such as China Mobile Communications Corporation, KDDI Corporation, NTT DoCoMo, Inc., Sprint Nextel, T-Mobile USA, Telecom Italia and Telefónica; and mobile handset manufacturers such as HTC Corporation, LG Electronics, Inc., Motorola and Samsung Electronics, as well as software and mobile computing companies. In addition, some mobile operators have started to develop, either internally or through managed third parties, their own mobile devices, software and services for distribution.

In addition to integrated mobile data service providers and firms that market single elements of our platform, we also face competition from mobile device manufacturers and mobile virtual network operators that market devices that compete with Danger-enabled mobile devices. Accordingly, our business is also affected by subscriber adoption of Danger-enabled mobile devices and the competitive factors influencing these decisions, including handset form factor, features, services, brand, price, marketing, styling, product quality and time to market. Although Danger-enabled mobile devices compete primarily with smartphones such as the BlackBerry Pearl, the Palm Treo, the Apple iPhone and the Helio Ocean, certain feature phones with more limited mobile data services capabilities such as the LG Chocolate and the Sony Ericsson Walkman may also compete with Danger-enabled mobile devices.

Seasonality

We experience some seasonality in our business with respect to new subscriber activations in our fiscal first quarter, which ends December 31, reflecting the fact that mobile device sales accelerate in late November and December during the holiday shopping season. The impact of this seasonal activity is generally reflected through a higher sequential quarterly growth rate for monthly service and premium applications, content and services revenues in our fiscal second quarter financial results. In addition to holiday shopping seasonality, we may experience spikes in new subscriber activations and premium applications, content and services revenues as a result of the release of new Danger-enabled mobile device models or new premium applications, content and services.

Employees

As of September 30, 2007, we had 300 employees. Of these employees, 287 were in the United States, 12 were in Europe and one was in Australia. We also engage a number of temporary employees and consultants. None of our employees is represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our employee relationships to be good.

Facilities

Our headquarters are located in Palo Alto, California, where we lease approximately 58,850 square feet of office space pursuant to leases that expire between December 31, 2009 and December 31, 2011. We lease approximately 5,639 square feet of office space in Duluth, Georgia, and 5,730 square feet in Billerica, Massachusetts pursuant to leases that expire on March 31, 2011 and May 31, 2010, respectively. Internationally, we lease sales office space in Reading, England on a month-to-month basis. We intend to add new facilities and to expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation, however, we have received, and may in the future continue to receive, claims from third parties asserting infringement of their intellectual property rights. For instance, in 2005, a patent holding company filed lawsuits alleging patent infringement and trade secret misappropriation against us, T-Mobile USA, Sharp and an affiliate of Sharp. We incurred expense of approximately $2.7 million in defending ourselves, T-Mobile USA and Sharp before settling the litigation in November 2006. Future litigation may be necessary to defend ourselves, our OEM partners and our mobile operator customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights.

In addition, we have received, and expect to continue to receive, demands for indemnification from our mobile operator customers and OEM partners, which demands can be very expensive to settle or defend, and we have in the past contributed to settlement amounts and incurred substantial legal fees in connection with certain of these indemnity demands. A number of these indemnity demands, including demands from T-Mobile USA and Sharp, relate to pending litigation and remain outstanding and unresolved as of the date of this prospectus. For example, in October 2007, T-Mobile USA demanded that we indemnify and defend T-Mobile USA against a lawsuit brought by NTP, Inc. alleging that T-Mobile USA is infringing certain patents held by NTP relating to the use of wireless communications in electronic mail systems and seeking unspecified damages. NTP is a patent holding company that sued Research in Motion Limited, which markets BlackBerry wireless devices, for patent infringement in 2001, and settled such litigation with Research in Motion Limited in 2006 for $612.5 million. Although NTP’s lawsuit against T-Mobile USA was recently stayed pending the U.S. Patent and Trademark Office’s ongoing review of NTP’s patents, the stay could be lifted at any time. As of the date of this prospectus, we have not accepted or rejected T-Mobile USA’s indemnity demand related to this litigation. Large future indemnity payments and associated legal fees and expenses, including potential indemnity payments and legal fees and expenses relating to T-Mobile USA’s indemnity demand with respect to the NTP lawsuit, could materially harm our business, operating results and financial condition.

Although we have not agreed to defend or indemnify our mobile operator customers or OEM partners for any outstanding and unresolved indemnity demands, we may in the future agree to defend and indemnify them in connection with these demands, irrespective of whether we believe that we have an obligation to indemnify them or whether we believe our solution infringes the asserted intellectual property rights. Alternatively, we may reject certain of our mobile operator customers’ or OEM partners’ indemnity demands, including outstanding demands from T-Mobile USA or Sharp, which rejections may lead to disputes with our mobile operator customers or OEM partners and may negatively impact our relationships with them or result in litigation against us. Our mobile operator customers or OEM partners may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. If, as a result of indemnity demands, we make substantial payments, our relationships with our mobile operator customers or OEM partners are negatively impacted, or if any of our mobile operator customer or OEM partner agreements is terminated, our business, financial condition and operational results could be materially adversely affected.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of September 30, 2007:

Name	Age	Position
Executive Officers:
Henry R. Nothhaft	63	Chief Executive Officer and Chairman of the Board of Directors
Joe F. Britt, Jr.	38	Senior Vice President, Chief Technology Officer and Director
Donn Dobkin	46	Senior Vice President of Service Operations
Mark W. Fisher	47	Senior Vice President of Marketing and Business Development
Les Hamilton	63	Senior Vice President of Engineering
Matt Hershenson	40	Senior Vice President of Advanced Products
Nancy J. Hilker	50	Senior Vice President and Chief Financial Officer
James L. Isaacs	47	Senior Vice President of Worldwide Sales and Alliances
Sandra J. Taylor	45	Vice President of Finance, Controller and Chief Accounting Officer

Non-Employee Directors:
Jeffrey D. Brody(1)(2)	47	Director
Gregory P. Galanos(2)(3)	50	Director
Richard S. Gilbert(3)(4)	55	Director
Eric Hippeau(1)(2)(3)	56	Director
Albert A. “Rocky” Pimentel(1)(3)	52	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee
(4)	Lead independent director

Executive Officers

Henry R. Nothhaft has served as our Chief Executive Officer and Chairman of the Board of Directors since October 2002. Prior to joining us, Mr. Nothhaft served as the Chief Executive Officer of Endforce, Inc., an Internet protocol services software company, from May 2001 to October 2002, and continued to serve as the non-executive Chairman of the board of directors of Endforce from October 2002 to March 2005. From July 2000 to April 2001, Mr. Nothhaft served as Vice Chairman of the board of directors of XO Communications, Inc., a telecommunications services provider. From May 1995 to June 2000, Mr. Nothhaft served as Chairman, President and Chief Executive Officer of Concentric Network Corporation, a national Internet service provider that merged with Nexlink Communications in June 2000 and subsequently became XO Communications. Mr. Nothhaft currently serves on the board of directors of Tessera, Inc., a developer of semiconductor packaging technology. Mr. Nothhaft holds an M.B.A. from George Washington University and a B.S. with distinction from the United States Naval Academy, and he is a former officer in the United States Marine Corps.

Joe F. Britt, Jr. has served as our Senior Vice President and Chief Technology Officer and as a member of our board of directors since he co-founded us in December 1999. From July 1995 through December 1999, Mr. Britt served as a Senior Software Engineer at WebTV Networks, an Internet device and services company, which was acquired by Microsoft Corporation in 1997. Prior to joining WebTV, Mr. Britt served as a Senior Software Engineer at Catapult Entertainment, a video-game development company, from June 1994 to July 1995. Prior to Catapult, Mr. Britt worked as a Software Engineer at the 3DO Company, a video-game development company, from October 1993 to June 1994. His first job in Silicon Valley was as a Software Engineer at Apple Computer from January 1992 to October 1993. Mr. Britt graduated from the North Carolina School of Science and Mathematics, and holds a B.S. in Computer Engineering from North Carolina State University.

Donn Dobkin has served as our Senior Vice President of Service Operations since December 2006, served as our Vice President, Service Operations from January 2005 to December 2006, and served as a consultant with us from December 2003 to December 2004. Prior to joining us, Mr. Dobkin was in photography school from May 2003 to November 2003. From June 2000 to April 2003, Mr. Dobkin held various roles at XO Communications, including Vice President of Software Engineering and Operations, and most recently, Vice President and General Manager of the Hosting Business Unit. Prior to the merger of Nexlink Communications and Concentric Network Corporation, from which XO Communications was formed, Mr. Dobkin served as Director of Finance at Concentric Network Corporation from February 1996 to March 1999, and then served as Chief Information Officer and Vice President of Software Engineering from March 1999 to June 2000. He holds a B.A. in Business-Economics from the University of California, Santa Barbara.

Mark W. Fisher has served as our Senior Vice President of Marketing and Business Development since September 2003 and was a consultant for us from May 2003 to August 2003. From June 2000 to April 2003, Mr. Fisher served as Senior Vice President of Marketing at XO Communications. Prior to the merger of Nexlink Communications and Concentric Network Corporation, from which XO Communications was formed, Mr. Fisher served as Senior Vice President of Marketing at Concentric Network Corporation, from June 1997 through June 2000. Mr. Fisher holds an M.B.A. from the Haas School of Business at the University of California at Berkeley and a B.S. in Engineering from the United States Naval Academy.

Les Hamilton has served as our Senior Vice President of Engineering since August 2005, and served as our Senior Vice President of Worldwide Operations from December 2002 to August 2005. From April 2002 to November 2002, Mr. Hamilton served as Senior Vice President of Network Services for GX Networks UK Ltd., a spin-off of XO Communications Europe. Prior to assuming his position at GX Networks, Mr. Hamilton served as Senior Vice President of Network and Systems at XO Communications Europe from June 2000 to March 2002. Prior to the merger of Nexlink Communications and Concentric Network Corporation, from which XO Communications was formed, Mr. Hamilton served as the Senior Vice President of Engineering and Operations at Concentric Network Corporation from April 1999 to June 2000. From 1996 to 1999, Mr. Hamilton served as Vice President of Network Services at Infonet Service Corporation, a global communications services company. Mr. Hamilton holds an M.B.A. from the Peter F. Drucker Graduate School in Claremont, California and a B.S. in Mechanical Engineering from Teesside University in the United Kingdom.

Matt Hershenson has served as our Senior Vice President of Advanced Products since he co-founded us in December 1999. From August 1998 to November 1999, Mr. Hershenson managed the hardware group at Mainbrace Corporation, a Windows CE systems integrator. Prior to joining Mainbrace, Mr. Hershenson served in various roles at Philips Corporation, from February 1996 to August 1998, including leading the hardware development of the Philips Velo at Philips Electronics and as a System Architect for Philips Handheld Computing Group at Philips Semiconductors. Mr. Hershenson studied physics at the University of Michigan in Ann Arbor.

Nancy J. Hilker has been our Senior Vice President and Chief Financial Officer since December 2006, and served as our Vice President of Finance and Chief Financial Officer from August 2002 to November 2006. Prior to joining us, Ms. Hilker was Senior Vice President and Chief Financial Officer of Liberate Technologies, a software for information appliances company, where she served in various positions from August 1997 to August 2002. Prior to joining Liberate Technologies, Ms. Hilker served as Vice President and Secretary of Navio, Inc., a software for information appliances company, from July 1996 until Navio’s acquisition by Liberate Technologies in August 1997. Ms. Hilker holds a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo and is a Certified Public Accountant.

James L. Isaacs has been our Senior Vice President of Worldwide Sales and Alliances since October 2006, and served as our Vice President of Sales from November 2002 to September 2006. From June 2000 to October 2002, Mr. Isaacs served as a Vice President at XO Communications. Prior to the merger of Nexlink Communications and Concentric Network Corporation, from which XO Communications was formed, Mr. Isaacs served in various positions at Concentric Network Corporation, including as Vice President of Business

Development, from June 1997 through June 2000. Mr. Isaacs holds an M.B.A. from the Haas School of Business at the University of California at Berkeley and an A.B. in International Relations from Stanford University.

Sandra J. Taylor has served as our Vice President of Finance, Controller and Chief Accounting Officer since October 2006 and as our Controller from February 2004 to September 2006. Ms. Taylor served as Vice President, Finance and Operations at Respond Networks, Inc. a lead management company, from January 2000 to January 2003, and served as Secretary and Treasurer from January 2001 to January 2003, after which she took a year off before joining us. Prior to joining Respond Networks, Ms. Taylor served as Director of Finance and Strategic Planning at Oracle Corporation, a software company, from 1997 to January 2000. Ms. Taylor holds a B.B.A. from The University of New Mexico and is a Certified Public Accountant.

Non-Employee Directors

Jeffrey D. Brody has served as a member of our board of directors since July 2001. Mr. Brody currently serves as Managing Director of Redpoint Ventures, a venture capital firm, which he co-founded in October 1999. Mr. Brody holds an M.B.A. from Stanford Graduate School of Business and a B.S. in Mechanical Engineering from the University of California at Berkeley.

Gregory P. Galanos has served as a member of our board of directors since December 2000. Mr. Galanos has served as a Managing Director for Mobius Venture Capital, a venture capital firm, since May 2000. He holds an M.S. in Computer Science from l’Université du Quebec à Montreal.

Richard S. Gilbert has served as a member of our board of directors since August 2007. Mr. Gilbert has served as the President and Chief Executive Officer of Kineto Wireless, Inc., a wireless technology company, since June 2005. Prior to joining Kineto, Mr. Gilbert was the Chairman and Chief Executive Officer of Copper Mountain Networks, Inc., a provider of broadband access products, from April 1998 to May 2005. Mr. Gilbert holds an M.S. in Computer Science from Stanford University and a B.S. in Mathematics from the University of California at Berkeley.

Eric Hippeau has served as a member of our board of directors since January 2003. Mr. Hippeau has served as a Managing Partner of SOFTBANK Capital Partners, a venture capital firm, since November 2001. From March 2000 to November 2001, Mr. Hippeau served as President and Executive Managing Director of SOFTBANK International Ventures, an international venture capital firm and affiliate of SOFTBANK. Prior to joining SOFTBANK, Mr. Hippeau served in various roles at Ziff Davis Publishing Inc., a publishing company, including Chairman and Chief Executive Officer from 1993 until October 2000. Mr. Hippeau also sits on the board of directors of Yahoo! Inc. and Starwood Hotels and Resorts Worldwide, Inc.

Albert A. “Rocky” Pimentel has served as a member of our board of directors since August 2007. Mr. Pimentel has served as the Executive Vice President and Chief Financial Officer of Glu Mobile, Inc., a provider of mobile games, since October 2004. Prior to joining Glu Mobile, Inc., Mr. Pimentel served as Executive Vice President and Chief Financial Officer of Zone Labs, Inc., an end-point security software company, from September 2003 until it was acquired in April 2004 by Checkpoint Software, Inc. From January 2001 to June 2003, he served as a Partner of Redpoint Ventures, a venture capital firm. Mr. Pimentel holds a B.S. in Commerce from Santa Clara University and is a Certified Public Accountant.

Board of Directors

Our board of directors currently consists of seven members, comprised of five non-employee members, our current Chief Executive Officer, and our current Senior Vice President and Chief Technology Officer.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. Brody and Nothhaft, and whose term will expire at our annual meeting of stockholders to be held in 2009;

•	Class II, which will consist of Messrs. Britt and Hippeau, and whose term will expire at our annual meeting of stockholders to be held in 2010; and

•	Class III, which will consist of Messrs. Galanos, Gilbert and Pimentel, and whose term will expire at our annual meeting of stockholders to be held in 2011.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until their successors are duly elected and qualified at the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Pursuant to a voting agreement, recently amended in October 2006, by and among us and certain of our preferred and common stockholders, Messrs. Nothhaft, Britt, Brody, Galanos and Hippeau were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Director Independence

Our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors has determined that all of our directors, other than Mr. Nothhaft and Mr. Britt, are “independent” within the meaning of applicable NASDAQ listing standards, constituting a majority of independent directors of our board of directors as required by NASDAQ listing standards.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.     The members of our audit committee are Messrs. Brody, Hippeau and Pimentel. Mr. Pimentel chairs the audit committee. Our board of directors has determined that all of these members, other than             , meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and NASDAQ listing standards. Our board of directors has also determined that Mr. Pimentel qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ listing standards. In making this determination, our board of directors considered the nature and scope of experience Mr. Pimentel has had with reporting companies and his employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting and financial reporting processes, our internal control over financial reporting processes and audits of financial statements, and to oversee the performance and independence of our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•	monitoring the rotation of the partners of the independent registered public accounting firm;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

•	reviewing and approving related-party transactions;

•	conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting control or auditing matters.

Compensation Committee.     The members of our compensation committee are Messrs. Brody, Galanos and Hippeau. Mr. Brody chairs the compensation committee. Our board of directors has determined that all of these members meet the independence requirements of the NASDAQ listing standards. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our compensation committee include:

•	recommending to our board of directors for approval the compensation and other terms of employment of our Chief Executive Officer;

•	determining the compensation and other terms of employment of our other executive officers and senior management;

•	reviewing and approving corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;

•

evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•

reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management.

Nominating and Corporate Governance Committee.     Currently, the members of our nominating and corporate governance committee are Messrs. Galanos, Gilbert, Hippeau and Pimentel. Mr. Gilbert chairs the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is independent within the meaning of applicable NASDAQ listing standards. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying, reviewing, evaluating and recommending for selection candidates for membership to our board of directors;

•	reviewing, evaluating and considering the recommendation for nomination of incumbent members of our board of directors for reelection and monitoring the size of our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing, discussing and assessing the performance of our board of directors;

•	reviewing and recommending to our board of directors the compensation to be paid or awarded to our directors; and

•	determining adherence to our corporate governance documents.

Compensation Committee Interlocks and Insider Participation

During the year ended September 30, 2007, our compensation committee consisted of Messrs. Brody, Galanos and Gilbert. Mr. Gilbert was replaced by Mr. Hippeau on our compensation committee in December 2007. Please see the disclosure regarding a potential transaction with Kineto Wireless, Inc., of which Mr. Gilbert is the President and Chief Executive Officer, in “Certain Relationships and Related Party Transactions —Transactions with Entities Affiliated with Directors.” None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our officers currently serve, nor have served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

Overview.    Our executive compensation program is designed to help us attract, as needed, talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time, and to retain those individuals who continue to meet our expectations and support the achievement of our strategic business objectives. The primary goals of our executive compensation program are to provide:

•	a compensation package that will attract, motivate, retain and reward exceptional executives whose knowledge, skills and performance are critical to achieving our strategic business objectives;

•	compensation parity among our executive team; and

•	long-term equity incentives to build a sustainable company by retaining employees with key skills.

To achieve the above goals, our compensation committee recommends executive compensation packages to our board of directors that primarily consist of annual base salary and equity awards, and, with respect to James L. Isaacs, our Senior Vice President of Worldwide Sales and Alliances, cash incentive payments under our sales commission incentive plans. Our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, but generally seeks to provide an overall executive compensation package designed to attract, motivate and retain high-quality executives and to reflect our philosophy of maintaining compensation parity among our executive team.

Role of the Compensation Committee in Setting Executive Compensation

Our compensation committee approves our overall compensation strategy and policies, and reviews, determines and recommends to our board of directors for approval, the compensation to be paid to our executive officers and other senior management. In establishing our compensation philosophy and determining executive cash and equity compensation, our compensation committee considers recommendations from Henry R. Nothhaft, our Chief Executive Officer. While Mr. Nothhaft discusses his recommendations with our compensation committee, he does not participate in determining his own compensation. However, in May 2007, Mr. Nothhaft did meet with our compensation committee to provide the compensation committee with his input on the severance and change in control terms of a new employment agreement that we negotiated and entered into with Mr. Nothhaft in June 2007 as explained in more detail below. In making his compensation recommendations for our other executive officers, Mr. Nothhaft receives input from our Senior Director of Human Resources based, in part, on analyses of third-party compensation surveys and compensation data. This information is made available to Mr. Nothhaft and is also made available to our compensation committee. Our Senior Director of Human Resources and Nancy J. Hilker, our Chief Financial Officer, have historically participated in compensation committee meetings, and have from time to time been asked for input and/or recommendations by our compensation committee. None of our other executive officers participate in the compensation committee’s executive compensation discussions or decisions. Our compensation committee does not delegate any of its functions to others in determining executive compensation. As explained below, however, Mr. Nothhaft and either Ms. Hilker or Sandra Taylor, our Vice President of Finance and Controller, determine, in consultation with Mr. Isaacs, certain quarterly sales objective targets and certain management by objective, or MBO, milestones under our annual sales commission incentive plans.

Our compensation committee has engaged consultants with respect to executive compensation matters and anticipates continuing to utilize external compensation consultants from time to time. As discussed below, our compensation committee has retained Compensia Inc., a consulting firm specializing in executive compensation advisory services, to provide evaluations and recommendations for our equity compensation program. We also retained Compensia to analyze and make recommendations with respect to the severance and change in control terms of the new employment agreement that we entered into with Mr. Nothhaft in June 2007.

Benchmarking of Cash and Equity Compensation

Historically, our compensation committee has considered several different data sources in determining our annual cash and equity compensation. These sources included:

•	input from other independent members of our board of directors, based on general experience with companies in their investment portfolio;

•	compensation surveys, such as the Radford/AON Quarterly Summary of Industry Trends survey, the annual Venture Capital Executive Compensation Survey and the Radford/AON Executive Benchmark Survey; and

•	external compensation consultants.

In evaluating executive base salaries for the year ended September 30, 2007, we used two private company executive salary surveys as our source for benchmark salary data: the Syzygy Consulting Group Pre-IPO and Private Company Total Compensation Survey, or the Syzygy survey, and the Venture Capital Executive Compensation Survey—Privately Held Information Technology Companies, or the Venture Capital survey. The Syzygy survey, administered annually since 1999, is conducted in association with leading national law firms and measures total cash and stock compensation data for boards of directors, chief executive officers and other executives at more than 150 privately held high-technology companies in the United States. From the total sample size, we filtered the companies from which we benchmarked salary data by reviewing salary data from privately held software companies participating in the Syzygy survey. The Venture Capital survey, sponsored by several venture capital funds including Accel Partners, Benchmark Capital, Redpoint Ventures and Mobius Venture Capital, surveys approximately 550 privately held information technology companies. From the total sample size, we filtered the companies from which we benchmarked salary data by reviewing salary data from privately held communication software and services companies participating in the Venture Capital survey that were located in the San Francisco Bay Area and that had commercial product sales.

In July 2007, upon the recommendation of our Senior Director of Human Resources, our compensation committee approved the purchase of the Radford/AON Executive Benchmark Survey, or the Radford executive survey, which we used as our source for benchmark salary data for evaluating our named executive officers’ base salaries for the year ending September 30, 2008. The Radford executive survey provides competitive and current benchmark data for vice president positions and above. More than 700 companies in the United States in a wide range of technology industries participate in the survey. The Radford executive survey is updated quarterly and provides comparable company compensation data that can be analyzed by technology sector, geographic location, annual revenue and headcount. From the total sample size, we filtered the companies from which we benchmarked salary data by reviewing salary data from public and privately held companies participating in the Radford executive survey that were located in Northern California and that had annual revenues of under $200.0 million. We do not limit our base salary benchmark data to companies of similar size and business model since we believe that we must evaluate the compensation that we offer, not only against that of companies of similar size and business model, but also against that of companies that rely on the same talent skills that we need to achieve our strategic business objectives, particularly due to the fact that the Silicon Valley is a very competitive geographic market for talent.

Our compensation committee also utilizes the Radford/AON Quarterly Summary of Industry Trends, or Radford QSIT survey, in determining our company-wide “focal” budgets for company-wide salary increases as described in more detail under “—Elements of Compensation—Base Salary” below. The Radford QSIT survey provides quarterly expenditure and budget data for base salary increases across executive and non-executive positions. The Radford QSIT survey is comprised of data gathered from approximately 700 technology companies in the United States. From the total sample size, our compensation committee reviewed expenditure and budget data from companies participating in the Radford QSIT survey that were located in Northern California in determining our company-wide focal budgets for each of the year ended September 30, 2007 and the year ending September 30, 2008.

In February 2006 and March 2007, we retained Compensia to evaluate and make recommendations for our equity compensation program, including with respect to percentage ownership in our company by our executive officers. Compensia compared our executive stock option ownership to benchmark market data from the Dow Jones & Company CompensationPro database and the Advanced-HR, Inc. Option Impact database which each survey private, high-technology companies in the United States. The Dow Jones & Company survey collects data from over 700 privately held companies and the Advanced-HR, Inc. survey collects data from approximately 200 private, venture capital funded companies.

Elements of Compensation

Our executive compensation program consists of the following principal components: base salary, long-term incentive compensation in the form of stock option awards, benefit plans generally available to all employees, change in control and other severance benefits, certain perquisites for our Chief Executive Officer, and, in the case of Mr. Isaacs, sales commission incentive plans. Each component of compensation is evaluated based on the factors discussed in each section below. Given the different purposes of each element of compensation, determinations by our compensation committee with respect to one element of compensation do not generally influence decisions by the committee with respect to other elements. However, in the case of Mr. Isaacs, the determination of Mr. Isaacs’ base salary is based, in part, on the cash incentive compensation that he is eligible to receive under our sales commission incentive plans.

Base Salary.     Base salaries for our executive officers are determined in large part based on base salary parity among our executive team and on our target market positions for executive base salaries as explained in more detail below. Base salaries are also determined, in part, by the company-wide “focal” budget that our compensation committee approves each year for company-wide salary increases. Each company-wide focal budget is based on our financial performance in the prior fiscal year as well as the benchmark budgeting data we obtain from the Radford QSIT survey. Since our compensation committee believes that an important goal of our executive compensation program is to promote compensation parity among the executive team, we do not generally tie base salaries to individual performance in the prior year, but rather, as a result of our focal budgeting process, we believe that our executive base salaries reflect our performance in achieving our corporate goals for the prior year. With respect to our compensation parity goal, the purpose underlying this goal is to foster an environment of teamwork, collaboration and collegiality, as well as to promote a focus on company goals rather than on individual goals.

At the beginning of each of the year ended September 30, 2007 and the year ending September 30, 2008, our compensation committee recommended, and our board of directors approved, the base salaries for our named executive officers as set forth in the table below. In recommending these salaries, our compensation committee took into account a number of factors, including pay parity among the executive officers, benchmark salary data, and, primarily with respect to Mr. Nothhaft and Mr. Isaacs, the executive’s seniority, position and functional role and level of responsibility. Our compensation committee also determined the proposed salaries of the executive team in light of the respective company-wide focal budgets approved by our compensation committee for each upcoming fiscal year. After setting a company-wide focal budget based on benchmark budgeting data from the Radford QSIT survey and our financial performance in the prior fiscal year, our compensation committee determined an appropriate increase in executive base salaries from the prior fiscal year and then evaluated the proposed salaries against our benchmark salary data. To perpetuate our base salary parity goal, each of our named executive officers, except for Mr. Nothhaft and Mr. Isaacs, has the same base salary and received the same percentage raise for the year ended September 30, 2007 and the year ending September 30, 2008. Mr. Isaacs has a smaller base salary and received a smaller percentage raise in the year ended September 30, 2007 because he is the only executive officer that participates in our sales commission incentive plans. Although Mr. Nothhaft’s percentage raises in the year ended September 30, 2007 and the year ending September 30, 2008 were the same as the rest of the named executive officer group, his base salary level is higher than the rest of the named executive group due to our compensation committee’s belief that he should be compensated at a higher level than the rest of the executive team given his status as our most senior officer and the critical role he plays in helping to achieve our strategic business objectives.

For the year ended September 30, 2007, our Senior Director of Human Resources reviewed with our compensation committee the Radford QSIT survey for the second quarter of 2006, which indicated that technology companies in Northern California participating in the Radford QSIT survey were, on average, budgeting approximately 4.7% to accommodate company-wide salary increases based on merit, promotions and market adjustments. Based on this information, together with our focal budgeting process referred to above, our compensation committee determined that a 4.3% increase in our named executive officers’ base salaries, other than Mr. Isaacs, was appropriate. The compensation committee then reviewed the Syzygy survey and the Venture Capital survey, using the filtering criteria described above, and found that each of our named executive officer’s proposed salaries fell within the 50th percentile of the Syzygy survey results and between the median and the third quartile of the Venture Capital survey results. Although our compensation committee did not target these ranges prior to determining our named executive officers’ base salaries for the year ended September 30, 2007, our compensation committee determined that the proposed base salaries were appropriate in light of the results yielded by the comparison to the benchmark salary data and were consistent with our goal of providing a competitive compensation package. In other words, our compensation committee felt that since the base salaries generally fell close to the 50th percentile of the Syzygy survey and between the median and the quartile of the Venture Capital survey, our objective of offering competitive base salaries to attract, motivate and retain qualified employees had been met.

For proposed base salaries for the year ending September 30, 2008, although our compensation committee determined the named executive officers’ base salary increases in the same way as the salary increases for the year ended September 30, 2007, the committee used a different methodology and different benchmarking data for evaluating the proposed salaries. As in the prior year, our Senior Director of Human Resources reviewed with our compensation committee the Radford QSIT survey for the second quarter of 2007, which indicated that technology companies in Northern California participating in the Radford QSIT survey were, on average, budgeting approximately 4.4% to accommodate company-wide salary increases based on merit, promotions and market adjustments. Based on this information, together with our focal budgeting process referred to above and the fact that we had not yet achieved cash flow break-even, our compensation committee determined that a 3.5% increase in our named executive officers’ base salaries was appropriate. For purposes of evaluating the proposed base salaries, our compensation committee approved the purchase of the Radford executive survey and also adopted the use of compensation ratios, or compa-ratios, to more systematically index, measure and benchmark our named executive officers’ base salaries. To measure and evaluate compa-ratios, our compensation committee chose a target level for base salaries that is expressed as a percentile of the benchmark salary data derived from the Radford executive survey. Our compensation committee chose to target the 60th percentile in an attempt to strike a balance between our objective of offering competitive base salaries to attract, motivate and retain qualified employees and our objective as a private company to minimize cash expenditures. In addition, our compensation committee believed that the 60th percentile was as low a percentile as we could target while still remaining competitive in our talent markets, particularly since we do not generally offer other cash incentives to our executive officers such as an annual cash bonus program. Our compensation committee recommended and our board of directors also approved a range for employee base salaries between 85% and 115% of the 60th percentile to provide us with flexibility in offering base salaries to attract qualified employees while at the same time providing consistency in our base salary program. Since the target range is a guideline, our compensation committee may deviate from the target range in certain cases in order to further our compensation goals, such as pay parity among the executive officers. During its determination of salaries for the year ending September 30, 2008, our compensation committee also examined the historical compa-ratios of our named executive officers’ base salaries for the year ended September 30, 2007 to use as a baseline for the new data and compa-ratio methodology, which historical compa-ratios are set forth in the table below. Because we have emphasized pay parity among the executive officers, the compa-ratio’s for the named executive officers are spread throughout the 85% to 115% range, and, in Mr. Hershenson’s case, the compensation committee determined that maintaining pay parity among our executive team justified Mr. Hershenson’s compa-ratio for the year ending September 30, 2008 exceeding the authorized range. Mr. Hershenson’s compa-ratio for the year ended September 30, 2007 also exceeded the authorized range, but since the compensation committee had not yet adopted the use of compa-ratios for evaluating proposed salaries, our compensation committee did not consider Mr. Hershenson’s compa-

ratio in evaluating his proposed base salary for the year ended September 30, 2007. Mr. Isaacs’ compa-ratio is below the 85% to 115% compa-ratio range because he is the only executive officer that participates in our sales commission incentive plans.

	Year Ended September 30, 2007			Year Ending September 30, 2008
Name and Principal Position	Base Salary ($)	Increase from Prior Year (%)	Compa-Ratio (%)	Base Salary ($)	Increase from Prior Year (%)	Compa-Ratio (%)
Henry R. Nothhaft Chief Executive Officer and Chairman of the Board of Directors	433,888	4.3	111	449,074	3.5	115

Nancy J. Hilker Senior Vice President and Chief Financial Officer	241,377	4.3	94	249,825	3.5	97

Joe F. Britt, Jr. Senior Vice President and Chief Technology Officer	241,377	4.3	110	249,825	3.5	114

Mark W. Fisher Senior Vice President of Marketing and Business Development	241,377	4.3	100	249,825	3.5	103

Matt Hershenson Senior Vice President of Advanced Products	241,377	4.3	116	249,825	3.5	120

James L. Isaacs Senior Vice President of Worldwide Sales and Alliances	201,502	4.0	80	208,554	3.5	83

Other Cash Incentive or Bonus Programs.    Other than with respect to our sales commission incentive plans, we do not maintain any cash incentive or other bonus programs for our executive officers. Our compensation committee believes that, in our current stage of growth, our long term equity incentive program provides our executive officers with a sufficient link between the achievement of our long-term corporate goals and total compensation. We have also determined not to establish a cash incentive or other bonus program because we are not yet profitable. However, because our sales efforts are directly linked to our financial performance and the achievement of overall corporate goals, our compensation committee believes that a portion of Mr. Isaacs’s total cash compensation should be performance-based, and, accordingly, he is the only named executive officer that participates in our sales commission incentive plans. After this offering, our compensation committee may recommend implementing cash incentive or other bonus programs for our executive team to create direct links between total compensation and the achievement of individual and corporate goals and objectives.

Sales Commission Incentive Plans.    At the beginning of each calendar year, our compensation committee approves a U.S. sales commission incentive plan to encourage and reward members of our sales team for their efforts in securing and expanding revenue-generating relationships for us during the calendar year. Because we determine our annual business plan on a calendar year basis and we base the sales objective targets under our sales commission incentive plans on our annual business plans, we operate our sales commission incentive plans on a calendar year basis. Under each sales commission incentive plan, sales objective targets and certain MBO milestones, such as signing an agreement with a new mobile operator customer, are determined on a quarterly basis by Mr. Nothhaft and either Ms. Hilker or Ms. Taylor in consultation with Mr. Isaacs. As mentioned above, quarterly sales objective targets are based in large part on our sales objectives as set forth in our annual business plan that is approved by our board of directors. Quarterly MBO milestones are based in large part on our performance in meeting our sales objectives for the prior quarter. For the year ended December 31, 2006, the amount of a participant’s commission was determined by the achievement of billed monthly services revenue targets and certain MBO milestones. For the year ended December 31, 2007, the amount of a participant’s commission was determined by the achievement of billed monthly services revenue, gross new subscriber addition and end of quarter subscriber targets, as well as certain MBO milestones. For the year ended December 31, 2007, our compensation committee approved the addition of gross new subscriber addition and end of quarter subscriber objectives in part given our move in the year ended December 31, 2007 to a more metric driven sales commission structure, and in part since we believed that the addition of these objectives more accurately measured subscriber growth than relying on billed monthly services revenue targets alone.

For the year ended September 30, 2007, Mr. Isaacs was our only executive officer that was eligible to participate in our sales commission incentive plans. For each of the years ended December 31, 2006 and December 31, 2007, Mr. Isaacs’ target commission was set at approximately $27,500 per quarter, or $110,000 annually, with no minimum commission and the maximum commission set at $165,000, or 150% of the target commission. Mr. Isaacs’s annual target commission of $110,000 was negotiated as part of his compensation package when he joined us. Under the sales commission incentive plan for the three months ended December 31, 2006, Mr. Isaacs’ target commission was $15,057 for achieving the billed monthly services revenue target and $12,215 for the achievement of certain MBO milestones. Under the sales commission incentive plan for the year ended December 31, 2007, Mr. Isaacs’ quarterly commission was determined as follows:

Objectives(1)	Quarterly Target Commission	Percentage of Total Quarterly Target
Gross new subscriber additions(2)	$5,500	20%
End of quarter subscribers(3)	6,875	25
Billed monthly services revenue(4)	6,875	25
MBO milestones(5)	8,250	30

Total	$27,500	100%

(1)	For each quarter being calculated, if the actual gross new subscriber additions, end of quarter subscribers and billed monthly services revenue, respectively, are (i) less than 75% of the respective target, Mr. Isaacs would not be entitled to a payout for the respective objective; (ii) between 75% and 100% of the respective target, the payout to Mr. Isaacs would be determined on a pro-rata basis (i.e., by multiplying the applicable percentage obtained by the target commission for the respective objective); (iii) greater than 100% and less than 150% of the respective target, the payout to Mr. Isaacs would be the pro rata of 120% of the value of the target commission for the respective objective; and (iv) greater than 150% of the respective target, the payout to Mr. Isaacs would be 150% of the value of the target commission for the respective objective. Commissions for the achievement of MBO milestones are awarded on an as-achieved basis.
(2)	Defined as a target number of new subscribers that are activated for access to our mobile data services during the applicable quarter.
(3)	Defined as a target number of subscribers able to access our mobile data services as of the last day of the applicable quarter.
(4)	Defined as a target monthly amount of revenue billed to our operator customers during the applicable quarter.
(5)	MBO milestones include specified objectives determined on a quarterly basis by Mr. Nothhaft and either Ms. Hilker or Ms. Taylor in consultation with Mr. Isaacs.

The quarterly targets for the gross new subscriber additions, end of quarter subscribers and billed monthly services revenue objectives are based in part on our sales objectives as set forth in our annual business plan that is approved by our board of directors and reflect our own internal planning for each quarter during the calendar year. Accordingly, each quarter, our expectation is that we will achieve 100% of the respective target and that therefore, Mr. Isaacs will achieve 100% of the quarterly target commission for each of these objectives. Historically, however, Mr. Isaacs has achieved less than 100% of the quarterly target commission for these objectives. At the other end of the spectrum, we believe that it would be very difficult for Mr. Isaacs to achieve 150% of the quarterly target commission for each of these objectives since this would require us to achieve these objectives at a level 50% greater than our own internal targets. With respect to MBO milestones, we generally expect that Mr. Isaacs will achieve his quarterly MBO milestones, although historically, this has not always been the case. The actual amount earned by Mr. Isaacs under our sales commission incentive plans for the year ended September 30, 2007 is shown in the column entitled “Non-Equity Incentive Plan Compensation” in our 2007 Summary Compensation Table appearing later in this prospectus. We expect that Mr. Isaacs will participate in our sales commission incentive plan for the calendar year ending December 31, 2008 on terms substantially similar to his participation in our sales commission incentive plan for the calendar year ended December 31, 2007.

Long-Term Equity Incentive Program.    We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Other than with respect to Messrs. Britt and Hershenson, our co-founders, our equity benefit plans have provided the principal method for our named executive officers to acquire equity or equity-linked interests in our company.

The size and terms of the initial option grant made to each executive officer upon joining our company are primarily based on competitive conditions applicable to the executive officer’s specific position. Most new hire option grants vest over a four year period with 25% vesting after the first 12 months of service and the remainder vesting ratably each month thereafter over the next three years. Annual option grants generally vest ratably each month over a four year period. All equity awards to our employees, including named executive officers, and to our directors in the year ended September 30, 2007 were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant. In the absence of an active market for our common stock, our board of directors determined the fair market value of our common stock in good faith based in part on an analysis of factors including the price and other terms of our preferred stock sales in arms-length transactions; the introduction of new mobile data services; our entry into mobile operator and OEM agreements; our current and expected future operating and financial performance; the marketability of our equity securities; the market multiples of publicly-held technology companies with similar business models and similar financial results; comparable merger and acquisitions of technology companies with similar business models and similar financial results; and our likelihood of achieving a liquidation event. Commencing in September 2005, our board of directors also began considering in-depth contemporaneous valuations of our common stock presented to our board of directors by management in determining the fair market value of our common stock. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

Prior to this offering, we have granted equity awards through our 2000 Stock Option/Stock Issuance Plan, or 2000 plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to our officers, directors, employees and consultants. In connection with this offering, our board of directors has adopted new equity benefit plans described under “—Employment Agreements and Arrangements —Employee Benefit Plans and Arrangements” below. The 2007 Equity Incentive Plan will replace our existing 2000 plan in connection with this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in our 2007 Employee Stock Purchase Plan that we have adopted and will become effective in connection with this offering will also be available to all executive officers following this offering on the same basis as our other employees.

As stated above, our compensation committee retained Compensia to evaluate and recommend strategies for our employee stock option program in the years ended September 30, 2006 and September 30, 2007.

Compensia’s reports found that our executive and key employee stock option ownership was generally within the 25th and 50th percentiles of the peer companies surveyed, ranking on average in the year ended September 30, 2007 at the 32nd percentile of the peer companies surveyed and ranking on average in the year ended September 30, 2006 at the 35th percentile of the peer companies surveyed. Peer company survey data was gathered by Compensia from the Dow Jones & Company CompensationPro database and the Advanced-HR, Inc. Option Impact database and targeted private, high-technology companies in the United States. For the 2007 report, Compensia sampled these databases for private companies in the high-technology industry with revenues of more than $20.0 million per year and considered late stage or having raised more than $100.0 million in private equity financing. For the 2006 report, Compensia sampled these databases for private companies in the high-technology industry with revenues of more than $20.0 million per year.

In June 2006 and June 2007, our compensation committee recommended, and our board of directors approved, company-wide stock option “refresh” programs. All of our named executive officers were granted stock options in the “refresh” programs in the amounts indicated in the table set forth below. For each of these June 2006 and June 2007 stock option grants and consistent with the equity strategy outlined in Compensia’s reports, the compensation committee recommended targeting executive officer stock option ownership at the 50th percentile of the peer group data provided by Compensia. The 50th percentile was selected to offer competitive long term compensation to retain employees with key skills while recognizing that targeting a higher percentile was not feasible given the limits of our existing available stock option pool. On average, the executive’s stock option ownership was within 5.3% of the target percentile following the 2006 grants and within 7.8% of the target percentile following the 2007 grants. In addition, in recommending the size of the stock option grants for our named executive officers, the compensation committee emphasized compensation parity among our executive team and considered the retention value of unvested stock and stock options held by our executive officers. As with salary, our compensation committee believes that Mr. Nothhaft should be compensated at a higher level than the rest of the executive team given his status as our most senior officer and the critical role he plays in helping to achieve our strategic business objectives and therefore the size of Mr. Nothhaft’s grants are larger than the rest of the executive group.

Name	Number of Shares Subject to 2006 Stock Options	Number of Shares Subject to 2007 Stock Options
Henry R. Nothhaft	1,570,000	1,150,000
Nancy J. Hilker(1)	388,000	400,000
Joe F. Britt, Jr.	389,000	400,000
Mark W. Fisher	389,000	400,000
Matt Hershenson	389,000	400,000
James L. Isaacs	389,000	400,000

(1)	Ms. Hilker’s June 2006 stock option grant covered 1,000 less shares than the rest of the named executive officer group (other than Mr. Nothhaft) as a result of her willingness to accept a lesser number of shares in order to accommodate an even distribution of shares covered by stock options granted to executive officers given the limitation established by our compensation committee on the available number of shares for grant to executive officers under our company-wide stock option “refresh” program in June 2006.

Severance and Change in Control Benefits.

Our named executive officers are entitled to certain severance and/or change in control benefits, the terms of which are described below under “—Employment Agreements and Arrangements—Executive Employment and Severance Agreements.” We believe that these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. The severance and change in control benefits do not influence and are not influenced by other elements of compensation as these benefits serve different objectives than the other elements. We provide change in control vesting acceleration benefits because we believe, in the event of a potential change in control, the benefits promote the ability of our named executive officers to act in the best interests of our stockholders even though they could be terminated as a result of the change in control. Change in control vesting acceleration benefits are structured on a “double-trigger” basis, meaning that the executive officer must experience a constructive termination or a termination without cause in connection with the change in control in order for the change in control benefits to become due, which is directly tied to our goal of eliminating, or at least reducing, the reluctance of our named executive officers to diligently consider and pursue potential change in control transactions notwithstanding the risk to their own job positions. Our compensation committee also believes that the cash severance benefits that we agreed to provide to Messrs. Nothhaft, Britt and Hershenson are reasonable and appropriate. In the case of Messrs. Britt and Hershenson, our board of directors believed that providing them with severance benefits was an essential retention element to their compensation packages given our closing of a preferred stock financing in June 2001 with new investors that indicated a desire to conduct a search for a new Chief Executive Officer. As discussed below, we agreed to provide Mr. Nothhaft with cash severance benefits in connection with the negotiation of the employment agreement we entered into with Mr. Nothhaft in June 2007.

As illustrated below under “—Potential Payments Upon Termination or Change in Control,” Mr. Nothhaft is entitled to a higher level of severance and change in control benefits. While Mr. Nothhaft was provided with certain severance and change in control benefits when he joined us as Chairman and Chief Executive Officer in 2002, the benefits described below are based on the terms of the employment agreement that we entered into with Mr. Nothhaft in June 2007. The employment agreement we entered into with Mr. Nothhaft in June 2007 was entered into in large part to provide Mr. Nothhaft with these severance and change in control benefits. The chairman of our compensation committee represented us in our negotiations with Mr. Nothhaft concerning his new employment agreement, and was advised by our general counsel with the assistance of our outside legal counsel. In addition, we also retained Compensia to provide an analysis and recommendations regarding current market terms and best practices for severance and change in control benefits for chief executive officers of newly-public companies and technology companies of our size. Commensurate with our goal of providing Mr. Nothhaft with a highly competitive compensation package given the critical role he plays in our ability to achieve our strategic business objectives, our compensation committee believed that providing Mr. Nothhaft with these severance and change in control benefits was reasonable and appropriate. With respect to the base salary component of Mr. Nothhaft’s compensation package, his base salary was determined in accordance with the procedures outlined above under “—Elements of Compensation—Base Salary” and was memorialized in his employment agreement. Likewise, the recommended stock option grant reflected in Mr. Nothhaft’s employment agreement was determined as part of our June 2007 company-wide stock option “refresh” program discussed above under “—Elements of Compensation—Long-Term Equity Incentive Program” that was undertaken contemporaneously with the negotiation of his new agreement.

Restricted Stock Grants or Awards.    Our board of directors did not authorize the grant of restricted stock or restricted stock awards to any of our executive officers in the year ended September 30, 2007. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Benefits.    We also provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees. We believe these benefits are consistent with companies with which we compete for employees:

•	paid time off, at the following rates:

•	15 days per year for employees with less than two years of service;

•	18 days per year for employees with more than two years but less than four years of service; and

•	20 days per year for employees with more than four years of service;

•	ten paid holidays per year;

•	health, dental and vision insurance;

•	life insurance, short-term and long-term disability, accidental death and dismemberment;

•	flexible spending accounts for health and dependent care; and

•	401(k) plan participation.

We believe that these benefits are consistent with companies with which we compete for employees.

Perquisites.    For the year ended September 30, 2007, none of our executive officers received any perquisites, other than Mr. Nothhaft. Mr. Nothhaft’s perquisites are set forth in his employment agreement that we negotiated with Mr. Nothhaft in June 2007. These perquisites include reimbursement for personal life insurance coverage, reimbursement for internet connectivity costs related to the maintenance of Mr. Nothhaft’s home office, and reimbursement for tax consulting services. The compensation committee believes that the level of perquisites provided for under Mr. Nothhaft’s employment agreement are reasonable and consistent with the compensation committee’s philosophy of incentivizing and retaining exceptional executives to help us achieve our strategic business objectives.

Executive Employment and Severance Agreements.    Our executive officers who were parties to at-will employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as our compensation committee determines, in its discretion, that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current compensation and benefits for our executive officers; however, our compensation committee, in its discretion, may in the future revise, amend or add to the compensation and benefits of any executive officer if it deems it advisable. The material terms of our employment agreements and severance agreements with our named executive officers are described below under “—Employment Agreements and Arrangements—Executive Employment and Severance Agreements.”

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Our compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers should be designated to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Effective October 1, 2006, we began accounting for share-based awards under the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense ratably over the requisite employee service period. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123(R). Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our four other highest paid executive officers for the fiscal year ended September 30, 2007. The officers listed in the table below are referred to in this prospectus as the “named executive officers.”

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Henry R. Nothhaft Chief Executive Officer and Chairman of the Board of Directors	2007	433,888	86,580	—		24,419	(2)	544,887

Nancy J. Hilker. Senior Vice President and Chief Financial Officer	2007	241,377	19,671	—		—		261,048

Joe F. Britt, Jr. Senior Vice President and Chief Technology Officer	2007	241,377	24,104	—		—		265,482

Mark W. Fisher Senior Vice President of Marketing and Business Development	2007	241,377	24,278	—		—		265,655

Matt Hershenson Senior Vice President of Advanced Products	2007	241,377	24,104	—		—		265,482

James L. Isaacs Senior Vice President of Worldwide Sales and Alliances	2007	201,502	22,006	87,437	(3)	—		310,945

(1)	The dollar amounts in this column represent the compensation expense recognized for the year ended September 30, 2007 for stock option awards granted in the year ended September 30, 2007 and in prior fiscal years. These amounts have been calculated in accordance with SFAS 123(R) for options granted the year ended September 30, 2007 and FASB Statement No. 123, Accounting for Share-Based Compensation, or SFAS 123, using the Black-Scholes-Merton, or Black-Scholes, option-pricing model. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 6 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Consists of the following payments: (a) $1,200 for reimbursement of airline club memberships, (b) $2,062 for reimbursement of tax consulting services, (c) $9,541 in reimbursement for costs related to maintenance of Mr. Nothhaft’s home office, (d) $7,606 in group term life insurance premiums and (e) $4,010 in other perquisites.
(3)	Represents compensation earned under our sales commission incentive plans for the year ended September 30, 2007. For a description of the terms of our sales commission incentive plans, please see “—Compensation Discussion and Analysis—Elements of Compensation—Sales Commission Incentive Plans.”

Grants of Plan-Based Awards in Fiscal 2007

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended September 30, 2007.

2007 Grants of Plan-Based Awards Table

Name		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($)(2)	Grant Date Fair Value of Option Awards ($)(3)
	Grant Date	Target ($)		Maximum ($)
Henry R. Nothhaft	6/13/07	—		—		1,150,000	0.55	309,619
Nancy J. Hilker	6/13/07	—		—		400,000	0.55	107,693
Joe F. Britt, Jr.	6/13/07	—		—		400,000	0.55	107,693
Mark W. Fisher	6/13/07	—		—		400,000	0.55	107,693
Matt Hershenson	6/13/07	—		—		400,000	0.55	107,693
James L. Isaacs	—	110,000	(4)	165,000	(4)	—	—	—
	6/13/07	—		—		400,000	0.55	107,693

(1)

The stock options reflected in this column were granted under our 2000 plan. The shares subject to each stock option vest over a four year period, with 1/48th of the shares subject to the option vesting on a monthly basis. Vesting is contingent upon continued service and the stock option may be exercised prior to vesting, subject to our right to repurchase unvested shares in the event the named executive officer’s employment terminates. For a description of the terms of stock options granted under our 2000 plan, please see “—Employment Agreements and Arrangements—Employee Benefit Plans and Arrangements—2000 Stock Option/Stock Issuance Plan.”

(2)	Represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date. For a discussion of the factors considered by our board of directors in determining the per share fair market value of our common stock on the grant date, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Estimates—Stock-Based Compensation—Valuation of Common Stock.”
(3)	Represents the grant date fair value of such stock option as determined in accordance with SFAS 123(R).
(4)	The amounts set forth in these columns represent Mr. Isaacs’ target and maximum commissions under our sales commission incentive plans, which plans are established on a calendar year basis. Accordingly, a portion of the amounts set forth in these columns were established under our sales commission incentive plan for the year ended December 31, 2006 and a portion of the amounts set forth in these columns were established under our sales commission incentive plan for the year ended December 31, 2007. For more information on our sales commission incentive plans, please see “—Compensation Discussion and Analysis —Elements of Compensation —Sales Commission Incentive Plans.” The actual amount earned by Mr. Isaacs under our sales commission incentive plans for the year ended September 30, 2007 is shown in the column entitled “Non-Equity Incentive Plan Compensation” in our 2007 Summary Compensation Table. As such, the amounts set forth in this column do not represent additional compensation earned by Mr. Isaacs for the year ended September 30, 2007.

Employment Agreements and Arrangements

Executive Employment and Severance Agreements

Henry R. Nothhaft. In June 2007, we entered into an employment agreement with Mr. Nothhaft, our Chief Executive Officer and Chairman of the Board of Directors. The agreement sets forth an initial base salary of $433,888 for Mr. Nothhaft, subject to annual review. Mr. Nothhaft is also eligible to earn an annual bonus determined by the board of directors contingent upon meeting planned operating objectives determined by the board of directors, payable in any combination of cash, stock or options to acquire shares of our common stock. However, as described under “—Compensation Discussion and Analysis—Elements of Compensation—Other Cash Incentive or Bonus Programs,” we do not maintain a cash incentive or other bonus program for our executive officers (other than our sales commission incentive plans), so we have not paid Mr. Nothhaft any bonuses under his agreement. The agreement also provides for the issuance of a stock option to purchase 1,150,000 shares of common stock under the 2000 plan. The shares subject to such stock option vest over a four year period, with 1/48th of the shares subject to the stock option vesting monthly, and is exercisable for six months following the date of Mr. Nothhaft’s termination. The agreement also provides for standard employee benefits as well as the reimbursement of up to $8,000 per year for personal life insurance coverage, the reimbursement of up to $350 per month for broadband access at up to two residences, up to an $800 per month health insurance supplement for out-of-pocket costs for health coverage for Mr. Nothhaft or any persons covered by his sponsored health insurance policy, reimbursement of up to $5,000 per year for tax consulting services, the reimbursement or payments by us for business class airline travel on all domestic and international flights when upgrades through other means are unavailable, and reimbursement for direct and reasonable out-of-pockets expenses incurred in connection with the performance of his duties upon presentation of proper receipts and vouchers.

In the event that Mr. Nothhaft is terminated without cause or Mr. Nothhaft terminates his own employment for good reason other than in connection with a change in control, as these terms are defined in the agreement, Mr. Nothhaft will, subject to certain conditions (including our receipt of an effective waiver and general release executed by Mr. Nothhaft), be entitled to receive certain severance benefits, including the following:

•

an amount equal to his base salary in effect as of the date of his termination date for a period of 18 months, payable in semi-monthly installments over an 18-month period in accordance with our standard payroll procedures;

•

if Mr. Nothhaft is eligible for and timely elects continuation of his health insurance pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, we will reimburse Mr. Nothhaft for the cost of his COBRA premiums for a period of 12 months, provided, however, that our obligation to pay Mr. Nothhaft’s COBRA premiums will cease immediately in the event Mr. Nothhaft becomes eligible to be covered by his employer’s group health insurance; and

•	50% of the unvested portion of Mr. Nothhaft’s options to purchase our common stock will be vested upon the termination date.

In the event that Mr. Nothhaft is terminated without good cause or resigns with good reason either within the two months immediately preceding or in the 12 months immediately following a change in control, as these terms are defined in the agreement, Mr. Nothhaft will, subject to certain conditions (including our receipt of an effective waiver and general release executed by Mr. Nothhaft), be entitled to receive certain severance benefits, including the following :

•	a single lump-sum payment equal to 24 months of his base salary in effect as of the date of his termination;

•

if Mr. Nothhaft is eligible for and timely elects continuation of his health insurance pursuant to COBRA, we will reimburse Mr. Nothhaft for the cost of his COBRA premiums for a period of 12 months, provided, however, that our obligation to pay Mr. Nothhaft’s COBRA premiums will cease immediately in the event Mr. Nothhaft becomes eligible to be covered by group health insurance; and

•	50% of the unvested portion of Mr. Nothhaft’s options to purchase our common stock will be vested upon the earlier of the change in control or the termination date.

If the total amount of payments and benefits to be provided to Mr. Nothhaft under the agreement would cause Mr. Nothhaft to incur “golden parachute” excise tax liability, then the payment will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax “gross-up” payments to Mr. Nothhaft. If we determine that any severance payment would be subject to Section 409A(a)(1) of the Internal Revenue Code, payment of such benefits will be accelerated or delayed to the minimum extent necessary so that such benefits are not subject to the provisions of Section 409A(a)(1) of the Internal Revenue Code.

During the one year period following the termination of Mr. Nothhaft’s employment relationship with us, Mr. Nothhaft agreed that he will not interfere with our business by soliciting our employees and customers, and that he will cooperate with us in responding to the reasonable requests of our board of directors and our general counsel.

Nancy J. Hilker. In June 2002, we entered into an employment agreement with Ms. Hilker, our Senior Vice President and Chief Financial Officer. The agreement sets forth an initial base salary of $215,000 for Ms. Hilker, subject to annual review. Ms. Hilker will be eligible to receive incentive bonuses for her contribution to the achievement of significant milestones, and to participate in any future executive bonus program that we may adopt. However, we do not currently maintain a cash incentive or other bonus program for our executive officers (other than our sales commission incentive plans), so we have not paid Ms. Hilker any bonuses under her agreement. The agreement also provides for the issuance of a stock option to purchase 600,189 shares of common stock under the 2000 plan. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of Ms. Hilker’s start date, and 1/48th  of the shares subject to the stock option vesting monthly thereafter. Ms. Hilker is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

In the event that Ms. Hilker is terminated without cause or becomes subject to involuntary termination within 12 months of a change in control, as these terms are defined in her employment agreement, the unvested portion of all of Ms. Hilker’s options to purchase shares of our common stock will be subject to accelerated vesting such that the number of shares that would have vested had Ms. Hilker’s employment continued for 12 months following the termination date will vest as of the termination date.

Joe F. Britt, Jr. In September 2000, we entered into a restricted stock agreement that was amended in March 2003 with Mr. Britt, our Senior Vice President and Chief Technology Officer, pursuant to which Mr. Britt purchased 4,000,000 shares of common stock at a price of $0.0075 per share. Of these shares, 3,000,000 shares were initially subject to vesting and a right of repurchase in favor of us. This right of repurchase lapsed in 36 equal and continuous monthly installments each month thereafter until our right of repurchase lapsed in full in September 2003. In July 2001, we entered into a severance agreement with Mr. Britt. The severance agreement provides that if Mr. Britt is terminated without cause, as defined in the restricted stock agreement, he will continue to receive his base salary then in effect for six months following the date of termination, subject to certain conditions (including Mr. Britt remaining on the job until the effective date of termination scheduled by us, satisfactory performance through the termination date, and the signing of a general release of all claims against us). Pursuant to stock option agreements subsequently entered into with Mr. Britt, in the event that Mr. Britt is terminated without cause within 12 months of a change in control, as these terms are defined in his stock option agreements, 1/4th of the options to purchase shares of our common stock held by Mr. Britt will vest upon his termination date.

Mark W. Fisher. In August 2003, we entered into an employment agreement with Mr. Fisher, our Senior Vice President of Marketing and Business Development. The agreement sets forth an initial base salary of $215,000 for Mr. Fisher, subject to annual review. The agreement also provides for the issuance of a stock option to purchase 350,000 shares of common stock under our 2000 plan. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of Mr. Fisher’s start date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. Mr. Fisher is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

In the event that Mr. Fisher is terminated without cause or becomes subject to involuntary termination within 12 months of a change in control, as these terms are defined in his employment agreement, the unvested portion of all of Mr. Fisher’s options to purchase shares of our common stock will be subject to accelerated vesting such that the number of shares that would have vested had Mr. Fisher’s employment continued for 12 months following the termination date will vest as of the termination date.

Matt Hershenson. In September 2000, we entered into a restricted stock agreement that was amended in March 2003 with Mr. Hershenson, our Senior Vice President of Advanced Products, pursuant to which Mr. Hershenson purchased 4,000,000 shares of common stock at a price of $0.0075 per share. Of these shares, 3,000,000 shares were initially subject to vesting and a right of repurchase in favor of us. This right of repurchase lapsed in 36 equal and continuous monthly installments each month thereafter until our right of repurchase lapsed in full in September 2003. In July 2001, we entered into a severance agreement with Mr. Hershenson. The severance agreement provides that if Mr. Hershenson is terminated without cause, as defined in his restricted stock agreement, he will continue to receive his base salary for six months following the date of termination, subject to certain conditions (including Mr. Hershenson remaining on the job until the effective date of termination scheduled by us, satisfactory performance through the termination date, and the signing of a general release of all claims against us). Pursuant to stock option agreements subsequently entered into with Mr. Hershenson, in the event that Mr. Hershenson is terminated without cause within 12 months of a change in control, as these terms are defined in his stock option agreements, 1/4th of the options to purchase shares of our common stock held by Mr. Hershenson will vest upon his termination date.

James L. Isaacs. In October 2002, we entered into an employment agreement with Mr. Isaacs, our Senior Vice President of Worldwide Sales and Alliances. The agreement sets forth an initial base salary of $180,000 for Mr. Isaacs, subject to annual review. The agreement also provides that Mr. Isaacs will be eligible to earn an incentive bonus of up to $110,000 for his contribution to the achievement of significant milestones. Bonuses payable to Mr. Isaacs, which are in the form of target commissions, are determined in accordance with our sales commission incentive plans as described in more detail under “—Compensation Discussion and Analysis—Elements of Compensation—Sales Commission Incentive Plans.” Under our sales commission incentive plans for each of the years ended December 31, 2006 and 2007, Mr. Isaacs’ target commission was set at approximately $27,500 per quarter, or $110,000 annually, with no minimum commission and the maximum commission set at $165,000, or 150% of the target commission. Mr. Isaacs’ employment agreement also provides for the issuance of a stock option to purchase 400,000 shares of common stock under our 2000 plan. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of Mr. Isaacs’s start date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. Mr. Isaacs is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

In the event that Mr. Isaacs is terminated without cause or becomes subject to involuntary termination within 12 months of a change in control, as these terms are defined in his employment agreement, the unvested portion of all of Mr. Isaacs’s options to purchase shares of our common stock will be subject to accelerated vesting such that the number of shares that would have vested had Mr. Isaacs’s employment continued for 12 months following the termination date will vest as of the termination date.

Each of our named executive officers are employed “at-will,” and each named executive officer’s employment may be terminated at any time by us or the named executive officer.

Employee Benefit Plans and Arrangements

2000 Stock Option/Stock Issuance Plan

Our board of directors adopted, and our stockholders approved, the 2000 Stock Option/Stock Issuance Plan, or 2000 plan, in March 2000. The 2000 plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock purchase awards (which we also refer to as stock issuance awards).

An aggregate of 51,207,696 shares of common stock are reserved for issuance under the 2000 plan. As of September 30, 2007, options to purchase 42,861,396 shares of common stock at a weighted average exercise price per share of approximately $0.35 remained outstanding and 191,000 shares of common stock had been issued pursuant to restricted stock purchase awards. As of September 30, 2007, 2,056,194 shares of common stock remained available to be made subject to new awards under the 2000 plan. However, upon the signing of the underwriting agreement for this offering, no further awards will be granted under the 2000 plan. All outstanding awards will continue to be governed by their existing terms.

Our board of directors, or a duly authorized committee of the board, has the authority to construe and interpret the terms of the 2000 plan and the awards granted under it. Our board has delegated administration of the 2000 plan to our compensation committee.

Stock Options.    The 2000 plan provides for the grant of incentive stock options and nonstatutory stock options. Under federal tax laws, only employees may receive incentive stock options. Nonstatutory stock options may be granted to employees, non-employee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. However, the exercise price of an option will not be less than 110% of the fair market value in the case of options granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates. Shares subject to options under the 2000 plan generally vest in a series of installments over an optionee’s period of service, with a minimum vesting rate as to non-executive employees of at least 20% per year over five years from the date of grant.

In general, the maximum term of options granted under the 2000 plan is ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or misconduct, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months. If the optionee’s service terminates due to misconduct, the options will terminate immediately. The period in which the option term may be exercised following a termination of service may be extended in the discretion of the plan administrator. In no event, however, may an option be exercised beyond the expiration of its original term.

Restricted Stock Purchase Awards.    Restricted stock purchase awards may be granted in consideration for cash, check or past or future services actually rendered to us or our affiliates. Shares of common stock acquired under such awards may, but need not, be subject to forfeiture in accordance with a vesting schedule, with a minimum vesting rate as to non-executive employees of at least 20% per year over five years from the date of grant. The purchase price for restricted stock purchase awards may not be less than 85% of the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of awards granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates).

Asset Sale or Merger.    In the event of the sale of substantially all our assets or our merger or consolidation, the surviving or acquiring corporation may assume outstanding stock awards, or may substitute substantially equivalent cash awards that preserve the spread existing at the time of the transaction for outstanding stock options. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards, then the stock awards will be accelerated in full unless otherwise provided in the applicable stock award agreement. The plan administrator may provide for additional vesting of outstanding awards, either at the time of grant or at any time while the award remains outstanding. Awards that are not assumed will terminate immediately following the transaction.

Other Provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately and proportionately adjust the class and the maximum number of shares subject to the 2000 plan and to outstanding awards to prevent the dilution or enlargement of benefits thereunder.

2008 Equity Incentive Plan

Our board of directors adopted the                      2008 Equity Incentive Plan, or                      2008 plan, in                      2008 and our stockholders approved the 2008 plan in 2008. The 2008 plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2008 plan will terminate on , 2018, unless sooner terminated by our board of directors.

Stock Awards.    The 2008 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation (collectively, “stock awards”), as well as performance cash awards, which may be granted to employees, including officers, non-employee directors, and consultants.

Share Reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2008 plan is              shares. Such share reserve consists of: (a) up to shares remaining available for future issuance under the 2000 plan plus (b) an additional                  shares newly reserved for issuance under the 2008 plan. The number of shares of common stock reserved for issuance will automatically increase on January 1, from January 1, 2009 through January 1, 2018, by the lesser of (a)     % of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (b) shares, or (c) such lesser number of shares of common stock determined by our board of directors prior to the start of a year for which an increase applies. As of the date hereof, no shares of common stock have been issued under the 2008 plan.

If a stock award granted under the 2008 plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2008 plan. In addition, the following types of shares under the 2008 plan will become available for the grant of new stock awards under the 2008 plan: (a) shares that are forfeited or repurchased by us prior to becoming fully vested; (b) shares subject to stock awards that are settled in cash; (c) shares withheld to satisfy income and employment withholding taxes; (d) shares used to pay the exercise price of an option in a net exercise arrangement; (e) shares tendered to us to pay the exercise price of an option; and (f) shares that are cancelled pursuant to an exchange or repricing program. Shares issued under the 2008 plan may be previously unissued shares or reacquired shares, including shares bought on the open market.

Administration.    Our board of directors has the authority to make awards under the 2008 plan and to construe, interpret, amend, and terminate the 2008 plan. Our board of directors has delegated concurrent authority to administer the 2008 plan to our compensation committee. Subject to the terms of the 2008 plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights. The plan administrator also has the authority to reprice any outstanding stock award under the 2008 plan, cancel any outstanding stock award and in exchange re-grant a new stock award, or engage in any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option provided that the exercise price of an incentive stock option and nonstatutory stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2008 plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2008 plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its original term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Section 162(m) Limitations.    No person may be granted stock options or stock appreciation rights covering more than              shares of common stock under the 2008 plan during any calendar year. In addition, no person may be granted during any calendar year performance-based stock awards covering more than shares of common stock or performance-based cash awards with a potential value in excess of $             during any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled in connection with these awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code.

Tax Limitations on Incentive Stock Options.    The maximum number of shares that may be issued pursuant to the exercise of incentive stock options over the term of the 2008 plan is              shares. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for: (a) cash or check, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of the common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2008 plan vests at the rate specified in the stock appreciation rights agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2008 plan up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards.    The 2008 plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code. To help assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to stock awards may not exceed              shares of our common stock.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate and proportionate adjustments will be made to (a) the class and number of shares reserved under the 2008 plan (including the minimum number of shares added to the share reserve on each January 1), (b) the class and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, (c) the class and maximum number of stock options, stock appreciation rights, and performance stock awards for which any one person may be granted per calendar year, and (d) the class and number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain significant corporate transactions, our board of directors has the discretion to:

•	arrange for the assumption, continuation, or substitution of an outstanding stock award by a surviving or acquiring entity or parent company;

•	accelerate the vesting of an outstanding stock award

•	provide for the termination of an outstanding stock award prior to the effective time of the corporate transaction; or

•

provide for the surrender of an outstanding stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

The board of directors is not be obligated to treat all stock awards, even those that are of the same type, in the same manner.

Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2008 plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2008 plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2008 Employee Stock Purchase Plan

Our board of directors adopted our 2008 Employee Stock Purchase Plan, or 2008 purchase plan, in                     2008 and our stockholders approved the 2008 purchase plan in                      2008. The 2008 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.    Following this offering, the 2008 purchase plan authorizes the issuance of              shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1, from January 1, 2009 through January 1, 2018, by the lesser of (a)     % of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (b)              shares, or (c) such lesser number of shares of common stock determined by our board of directors prior to the start of a year for which an increase applies. The maximum number of shares that may be issued pursuant to the exercise of purchase rights over the term of the 2008 purchase plan is              shares. The 2008 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2008 purchase plan.

Administration.    Our board of directors has delegated its authority to administer the 2008 purchase plan to our compensation committee. The 2008 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2008 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. We anticipate commencing offerings under the 2008 purchase plan at some time after the completion of this offering.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2008 purchase plan and may contribute, normally through payroll deductions, a percentage of their earnings for the purchase of common stock under the 2008 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2008 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.    Our board of directors may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2008 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2008 purchase plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2008 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate and proportionate adjustments will be made to (a) the class and number of shares reserved under the 2008 purchase plan (including the minimum number of shares added to the share reserve on each January 1), (b) the class and maximum number of shares that may be issued pursuant to the exercise of purchase rights over the term of the 2008 purchase plan, (c) the class and maximum number of shares that may be issued to a participant in a given offering or purchase period (if such limit is applicable), and (d) the class and number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2008 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Sales Commission Incentive Plans

At the beginning of each calendar year, our compensation committee approves a U.S. sales commission incentive plan to encourage and reward members of our sales team, including Mr. Isaacs, for their efforts in securing and expanding revenue-generating relationships for us during the calendar year. For more information on our sales commission incentive plans, please see “—Compensation Discussion and Analysis—Elements of Compensation—Sales Commission Incentive Plans.”

401(k) Plan

Our employees, including our named executive officers, are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Internal Revenue Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees is $15,500 in the year ending September 30, 2008 (with a larger “catch up” limit for older employees). Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended September 30, 2007.

Nonqualified Deferred Compensation

During the year ended September 30, 2007, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Outstanding Equity Awards at Fiscal Year-End

The following table shows for the fiscal year ended September 30, 2007, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

2007 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Henry R. Nothhaft	4,043,778	(2)	—	0.25	10/27/12
	380,000	(2)	—	0.25	03/10/13
	190,000	(2)	—	0.25	07/23/13
	190,000	(2)	—	0.25	06/08/14
	2,800,000	(2)	—	0.25	10/12/14
	1,570,000	(2)	—	0.25	06/28/16
	1,150,000	(2)	—	0.55	06/12/17

Nancy J. Hilker	600,189	(3)	—	0.25	08/21/12
	100,000	(3)	—	0.25	02/01/14
	320,000	(2)	—	0.25	11/29/14
	388,000	(2)	—	0.25	06/28/16
	400,000	(2)	—	0.55	06/12/17

Joe F. Britt, Jr.	30,000	(2)	—	0.25	11/11/12
	400,000	(2)	—	0.25	03/10/13
	200,000	(2)	—	0.25	07/23/13
	200,000	(2)	—	0.25	06/08/14
	320,000	(2)	—	0.25	11/29/14
	389,000	(2)	—	0.25	06/28/16
	400,000	(2)	—	0.55	06/12/17

Mark W. Fisher	25,000	(4)	—	0.25	06/03/13
	350,000	(3)	—	0.25	09/03/13
	325,000	(3)	—	0.25	02/01/14
	320,000	(2)	—	0.25	11/29/14
	389,000	(2)	—	0.25	06/28/16
	400,000	(2)	—	0.55	06/12/17

Matt Hershenson	30,000	(2)	—	0.25	11/11/12
	400,000	(2)	—	0.25	03/10/13
	200,000	(2)	—	0.25	07/23/13
	200,000	(2)	—	0.25	06/08/14
	320,000	(2)	—	0.25	11/29/14
	389,000	(2)	—	0.25	06/28/16
	400,000	(2)	—	0.55	06/12/17

James L. Isaacs	400,000	(3)	—	0.25	01/13/13
	300,000	(3)	—	0.25	02/01/14
	320,000	(2)	—	0.25	11/29/14
	389,000	(2)	—	0.25	06/28/16
	400,000	(2)	—	0.55	06/12/17

(1)	Stock options may be exercised prior to vesting, or early exercised, subject to our repurchase rights that expire over the vesting periods indicated in the footnotes below. Accordingly, all stock options granted to the named executive officers that were outstanding as of September 30, 2007 were exercisable in full.
(2)	The shares subject to this stock option vest monthly in equal installments over a four year period. Vesting is contingent upon continued service and the stock option may be early exercised, subject to our right to repurchase unvested shares in the event the named executive officer’s employment terminates.
(3)	The shares subject to this stock option vest as to 25% of the shares subject to the option after one year, with the remaining shares subject to the stock option vesting on an equal monthly basis over the following 36 months. Vesting is contingent upon continued service and the stock option may be early exercised, subject to our right to repurchase unvested shares in the event the named executive officer’s employment terminates.
(4)	100% of the shares subject to this stock option vested six months following the grant date.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock options during the fiscal year ended September 30, 2007, nor did any restricted stock awards we granted to any of our named executive officers vest during such period.

Potential Payments Upon Termination or Change in Control

See “—Employment Agreements and Arrangements—Executive Employment and Severance Agreements” above for a description of the compensation and benefits payable to each of our named executive officers in certain termination situations. The amount of compensation and benefits payable to each named executive officer in various termination situations has been estimated in the tables below. The actual amount of compensation and benefits payable in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Henry R. Nothhaft

The following table estimates the potential payments and benefits upon employment termination for Mr. Nothhaft as if his employment had been terminated as of September 28, 2007, the last business day of our prior fiscal year.

Compensation and Benefits	No Change in Control		Change in Control
	Termination without Cause or for Good Reason ($)		Termination without Cause or for Good Reason ($)
Base Salary	650,832	(1)	867,776	(2)
COBRA Premiums(3)	10,006		10,006
Vesting Acceleration(4)

(1)	Represents 18 months of continuing salary payments.
(2)	Represents a single lump sum payment equal to 24 months of base salary.
(3)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage calculated at $869 per month for the three month period ended December 31, 2007 and at $800 per month for the nine month period ending September 31, 2008. The calculation also includes a two percent fee on such premiums payable to an outsourced COBRA administration company which would ordinarily be paid by Mr. Nothhaft.
(4)	The value of vesting acceleration is calculated assuming a price per share of $ , which is the mid-point of the range reflected on the cover page of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of these unvested option shares.

Other Named Executive Officers

The following table estimates the potential payments and benefits upon employment termination for each of the named executive officers, other than Mr. Nothhaft, as if such named executive officer’s employment had been terminated as of September 28, 2007, the last business day of our fiscal year ended September 30, 2007.

	Termination without Cause or for Good Reason without Change in Control		Change in Control and Termination without Cause or for Good Reason
Name	Base Salary ($)(1)	Vesting Acceleration ($)	Base Salary ($)(1)	Vesting Acceleration ($)(2)
Nancy J. Hilker	—	—	—
Joe F. Britt, Jr.	120,689	—	120,689
Mark W. Fisher	—	—	—
Matt Hershenson	120,689	—	120,689
James L. Isaacs	—	—	—

(1)	Represents six months of continuing salary payments.
(2)	The value of vesting acceleration is calculated assuming a price per share of $ , which is the mid-point of the range reflected on the cover page of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of these unvested option shares.

Non-Employee Director Compensation

Cash Compensation Arrangements

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. Our non-employee directors are reimbursed for reasonable travel, lodging and other expenses incurred in connection with their attendance at board of directors or committee meetings.

After this offering, we will continue to reimburse our non-employee directors for expenses incurred in attending our board or committee meetings. In addition, each non-employee director will receive a quarterly retainer of $              for service as a board member and between $              and $              for service as a member of each committee of the board. Each non-employee member of our board of directors will also receive $                          for each board meeting or committee meeting, if not on the same day, that the director attends in person and $              for each board meeting that he attends by telephone. In addition, the lead independent director will be entitled to receive a supplemental annual retainer of $            , the chair of the audit committee will be entitled to receive a supplemental annual retainer of $            , the chair of the compensation committee will be entitled to receive a supplemental annual retainer of $ and the chair of the nominating and corporate governance committee will be entitled to receive a supplemental annual retainer of $            . This cash compensation will be paid annually. Payments will be pro rated for any partial year of service.

Equity Compensation Arrangements

Our non-employee directors are eligible to receive stock option awards under our 2000 plan. Each of our non-employee directors received options to purchase shares of our common stock under our 2000 plan. In September 2007, we granted options to purchase 250,000 shares of common stock at an exercise price of $0.65 per share to each of our non-employee directors. Each of these options has a four-year monthly vesting schedule, with 25% of the shares vesting on the one-year anniversary of the grant and the remaining 75% of the shares vesting in equal monthly installments over the remaining 36 months. In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each option granted to the non-employee directors will accelerate in full and be fully exercisable. Upon the signing of the underwriting agreement for this offering, the 2000 plan will terminate so that no further awards may be granted under the 2000 plan. For a description of the terms of the 2000 plan, see “—Employment Agreements and Arrangements—Employee Benefit Plans and Arrangements—2000 Stock Option/Stock Issuance Plan.”

Our board of directors has also adopted a non-employee director equity compensation program that provides for automatic grants of stock options to our non-employee directors under the 2008 plan following this offering. Each individual who is elected or appointed as a non-employee director of the board of directors after this offering will automatically be granted an option to purchase              shares of our common stock. Twenty-five percent of the shares subject to each such option vest one year after the grant date, and the remaining shares shall vest in equal monthly installments over the remaining 36 months. The vesting commencement date of these options will occur when the director first takes office. At the time of each of our annual stockholders’ meetings, beginning in 2009, each non-employee director who has served for at least the preceding              months and who will continue to be a director after that meeting will automatically be granted a nonstatutory option on such date to purchase              shares of our common stock that will vest in equal monthly installments over 12 months. All these options will be granted with an exercise price equal to the fair market value of our common stock on the date of the grant. For a description of the terms of the 2008 plan, see the section entitled “—Employment Agreements and Arrangements—Employee Benefit Plans and Arrangements—2008 Equity Incentive Plan.”

Director Compensation Table

The following table shows for the fiscal year ended September 30, 2007 certain information with respect to the compensation of all of our non-employee directors. Neither Mr. Nothhaft nor Mr. Britt, each of whom are executive officers, receives additional compensation for serving on our board of directors or its committees.

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Jeffrey D. Brody	—	382	382
Gregory P. Galanos	—	382	382
Richard S. Gilbert	—	3,302	3,302
Eric Hippeau	—	382	382
Albert A. “Rocky” Pimentel	—	3,302	3,302

(1)	The dollar amounts in this column represent the compensation expense recognized for the year ended September 30, 2007 for stock option awards granted in the year ended September 30, 2007. No stock option awards were granted to our directors in prior fiscal years. These amounts have been calculated in accordance with SFAS 123(R) using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 6 to our consolidated financial statements included elsewhere in this prospectus.
(2)	As of September 30, 2007, each of the directors listed in the table above held stock options exercisable for 250,000 shares of our common stock at an exercise price of $0.65 per share. The shares subject to these stock options vest as to 25% of the shares subject to the option after one year, with the remaining shares subject to the stock option vesting on an equal monthly basis over the following 36 months. Vesting is contingent upon continued service and the stock option may be early exercised, subject to our right to repurchase unvested shares in the event the director’s service with us terminates.
(3)	The grant date fair value, as determined in accordance with SFAS 123(R), of the stock option awards granted to the directors listed in the table above during the year ended September 30, 2007 was as follows: $81,155 for Mr. Brody, $81,155 for Mr. Galanos, $81,567 for Mr. Gilbert, $81,155 for Mr. Hippeau and $81,567 for Mr. Pimentel.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided, however, that we indemnify any such person in connection with a proceeding initiated by such person only if such indemnification is expressly required by law, the proceeding was authorized by our board of directors, the indemnification is provided by us, in our sole discretion, pursuant to the Delaware General Corporation Law or other applicable law or is otherwise expressly required by our amended and restated bylaws. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.

We have entered, and intend to continue to enter, into separate indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as officers and directors of our company.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted by directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since October 1, 2004 (except as indicated below under “—Sales of Securities”) to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Executive and Director Compensation—Executive Compensation.”

Related Party Transaction Policy

In October 2007, we adopted a Related Party Transaction Policy that sets forth our procedures for the identification, review, consideration and approval or ratification of “related-person transactions.” The policy will become effective immediately upon the signing of the underwriting agreement for this offering. For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A “related person” is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-person transaction (including any transaction that was not a related-person transaction when originally consummated or any transaction that was not initially identified as a related-person transaction prior to consummation), our management must present information regarding the related-person transaction to our audit committee (or, if audit committee approval would be inappropriate, to another independent body of our board of directors) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will, on an annual basis, collect information that our general counsel deems reasonably necessary from each director, executive officer and (to the extent feasible) significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to our general counsel, or, if the employee is an executive officer, to our board of directors. In considering related-person transactions, our audit committee (or other independent body of our board of directors) will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, our audit committee (or other independent body of our board of directors) must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee (or other independent body of our board of directors) determines in the good faith exercise of its discretion. All of the transactions described below were entered into prior to the adoption of the policy and were approved by our board of directors or our audit committee.

Sales of Securities

The shares of common stock set forth in the table below were purchased by certain of our executive officers and directors in March 2000 at a per share price of $0.0075, for aggregate consideration of $60,000.

During the period from September 2000 through December 2000, we issued and sold an aggregate of 9,907,407 shares of our Series A preferred stock at a per share price of $1.08 for aggregate consideration of approximately $10.7 million. During the period from July 2001 through September 2001, we issued and sold an aggregate of 12,249,932 shares of our Series B-1 preferred stock at a per share price of $1.4596 for aggregate consideration of approximately $17.9 million. During the period from May 2002 through November 2002, we issued and sold an aggregate of 15,726,655 shares of our Series C preferred stock at per share prices of $1.2371 and $0.01 for aggregate consideration of approximately $13.0 million, including issuances upon the exercise of warrants to purchase an aggregate of 5,228,943 shares of Series C preferred stock. During the period from January 2003 through February 2003, we issued and sold an aggregate of 39,136,220 shares of our Series D preferred stock at a per share price of $0.9007 for aggregate consideration of approximately $35.3 million. During the period from February 2004 through November 2005, we issued and sold an aggregate of 63,044,509 shares of our Series D' preferred stock at a per share price of $0.9007 for aggregate consideration of approximately $56.8 million.

During the period from January 2003 through February 2003, we issued warrants to purchase an aggregate of 5,870,424 shares of our Series D preferred stock in connection with our Series D preferred stock financing. The warrants have an exercise price of $0.9007 per share. These warrants will terminate upon the closing of this offering unless exercised earlier. During the period from February 2004 through September 2006, we issued warrants to purchase an aggregate of 14,846,368 shares of our Series D' preferred stock in connection with our Series D' preferred stock financing and certain strategic partnerships. These warrants have an exercise price of $0.9007 per share. The warrants to purchase shares of our Series D' preferred stock have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless exercised earlier, immediately prior to the closing of this offering, these warrants will be automatically net exercised for an aggregate of              shares of common stock, assuming a fair market value equal to the assumed initial public offering price of $             per share.

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. The following table summarizes since our inception purchases of our common stock and preferred stock by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities.

Purchaser	Common Stock		Series A Preferred Stock	Series B-1 Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series D Preferred Stock Warrants	Series D1 Preferred Stock	Series D1 Preferred Stock Warrants
Executive Officers and Directors:
Henry R. Nothhaft	—		—	—	—	—	—	—	—
Jeffrey D. Brody(1)	—		—	6,104,412	5,152,558	6,847,385	1,027,107	5,724,520	858,677
Gregory P. Galanos(2)	—		8,229,330	1,027,679	4,419,330	8,104,806	1,215,718	6,823,289	1,023,492
Richard S. Gilbert	—		—	—	—	—	—	—	—
Eric Hippeau(3)	—		—	—	—	12,767,846	1,915,175	6,214,140	932,119
Albert A. “Rocky” Pimentel	—		—	—	—	—	—	—	—
Nancy J. Hilker	—		—	—	—	—	—	—	—
Joe F. Britt, Jr.	4,000,000	(4)	95,539	—	—	—	—	—	—
Donn Dobkin	—		—	—	—	—	—	—	—
Mark W. Fisher	—		—	—	—	—	—	—	—
Les Hamilton	—		—	—	—	—	—	—	—
Matt Hershenson	4,000,000		—	—	—	—	—	—	—
James L. Isaacs	—		—	—	—	—	—	—	—
Sandra J. Taylor	—		—	—	—	—	—	—	—

Principal Stockholders:
Entities affiliated with Mobius Technology Ventures(2)	—		8,229,330	1,027,679	4,419,330	8,104,806	1,215,718	6,823,289	1,023,492
Entities affiliated with Redpoint Ventures(1)	—		—	6,104,412	5,152,558	6,847,385	1,027,107	5,724,520	858,677
T-Mobile Venture Fund GmbH & Co. KG	—		—	1,959,441	1,422,075	277,562	41,634	12,266,791	3,379,932
Entities affiliated with SOFTBANK Capital(3)	—		—	—	—	12,767,846	1,915,175	6,214,140	932,119
Motorola, Inc.	—		—	—	—	—	—	11,102,475	5,515,154
Entities affiliated with Meritech Capital Partners(5)	—		—	—	—	7,029,260	1,054,388	4,419,173	662,876
Entities affiliated with Venture Strategy Partners(6)	—		—	—	3,701,734	2,494,874	374,230	3,330,743	499,611

(1)	Consists of shares held by Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Technology Partners Q-1, L.P. and Redpoint Technology Partners A-1, L.P. Mr. Brody, one of our directors, is a managing director of Redpoint Ventures and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.

(2)	Consists of shares held by Mobius Technology Ventures VI, L.P., SOFTBANK U.S. Ventures Fund VI L.P., Mobius Technology Ventures Advisors Fund VI, L.P. and Mobius Technology Ventures Side Fund VI, L.P. Mr. Galanos, one of our directors, is a managing director of Mobius Technology Ventures and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(3)	Consists of shares held by SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital LP. Mr. Hippeau, one of our directors, is a managing partner of SOFTBANK Capital and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(4)	Consists of (i) 3,850,000 shares held by Joe F. Britt, Jr., or his successor, as Trustee of The Joe Freeman Britt, Jr. Revocable Living Trust UTA dated May 30, 2003, and (ii) 150,000 shares held by Yumie Sonoda Britt, or her successor, as Trustee of The Britt Irrevocable Children’s Trust UTA dated July 14, 2006.
(5)	Consists of shares held by Meritech Capital Partners II, L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II, L.P.
(6)	Consists of shares held by Venture Strategy Partners II, LP and Venture Strategy Affiliates II, LP.

Amended and Restated Investors’ Rights Agreement

We entered into an investors’ rights agreement with certain purchasers of our common stock, preferred stock and warrants to purchase our preferred stock, including our principal stockholders with which certain of our directors are affiliated. As of September 30, 2007, the holders of 178,033,791 shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock and exercise of certain outstanding warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see the section entitled “Description of Capital Stock—Registration Rights.”

Amended and Restated Voting Agreement

We have entered into a voting agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to the board of directors. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Mobius Technology Advisors and its affiliated funds, which has designated Mr. Galanos for election to our board of directors; Redpoint Ventures II, L.P. and its affiliated funds, which has designated Mr. Brody for election to our board of directors; and SOFTBANK Capital and its affiliated funds, which has designated Mr. Hippeau for election to our board of directors. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect our then current Chief Executive Officer to our board of directors and so as to elect two persons designated by the holders of a majority of the outstanding shares of common stock held by certain majority common stockholders including Messrs. Britt, Nothhaft and Hershenson. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Material Agreements with Principal Stockholders

Motorola, Inc.

In September 2006, we entered into a master software license, product development and distribution agreement with Motorola, one of our beneficial holders of more than 5% of our common stock as set forth above. Under this agreement, we grant Motorola a royalty-free license to distribute our client software and provide Motorola with reference designs to use as the basis for developing Danger-enabled mobile devices. Motorola’s first Danger-enabled mobile device launched in November 2007 with T-Mobile USA in the United States. Under our agreement with Motorola, Motorola is responsible for the sales of mobile devices, including providing marketing support to mobile operators and handling warranty returns and repairs. Motorola also agrees to pay certain per unit royalties that are due to third parties for the commercial distribution of software that we incorporate into our client software. We agree to indemnify Motorola for intellectual property claims related to our client software or our SDE. In addition, we agree to pay Motorola per unit warranty payments in the event certain client software defects thresholds are reached, as well as to take corrective action to cure the defects. We have made no payments to date, and cannot accurately estimate the amount of payments we may have to make in the future under this agreement. The payments, if any, will depend on the nature of and rate of defect claims in each quarter.

In addition, in connection with the master software license, product development and distribution agreement with Motorola, we issued Motorola a warrant to purchase 3,849,783 shares of Series D' preferred stock at $0.9007 per share in September 2006. The warrant is exercisable immediately and will expire in September 2009, unless exercised earlier. Motorola is entitled to exercise the unvested portion of the warrant to purchase unvested common shares under the warrant; however, we have a right to repurchase the unvested common shares at the original exercise price. Upon the signing of the agreement with Motorola, 50% of the common shares subject to the warrant vested and the remaining common shares subject to the warrant will vest if Motorola meets certain performance requirements by December 31, 2007. As of September 30, 2007, the warrant has not been exercised. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless exercised earlier, immediately prior to the closing of this offering, this warrant will be automatically net exercised for an aggregate of              shares of common stock, assuming a fair market value equal to the assumed initial public offering price of $             per share.

We believe that the agreement with Motorola was in our best interests and on terms no less favorable to us than could be obtained from other third parties. See “Business—OEM Partner Relationships—Motorola, Inc.” above for further description of the material terms of the agreement.

T-Mobile Venture Fund GmbH & Co. KG

We have entered into service agreements with several affiliates of T-Mobile Venture Fund GmbH & Co. KG, one of our beneficial holders of more than 5% of our common stock as set forth above, including T-Mobile USA, Inc., T-Mobile (UK) Limited, T-Mobile Austria GmbH and T-Mobile Deutschland GmbH. Pursuant to these agreements, the T-Mobile affiliates pay us recurring monthly service fees for each subscriber that is able to access our SDE. Our T-Mobile customers also pay us for premium applications, content or services that we offer to their subscribers. We record and report on the number of active subscribers and the volume of premium applications, content and services transactions, and electronically deliver these records to our operator customers to enable them to bill their subscribers appropriately. Our T-Mobile customers are responsible for billing and collection from subscribers. Our T-Mobile customer service level agreements set forth the performance standards for our services and give these affiliates of T-Mobile rights to receive credits towards our monthly service fees if the availability of our SDE degrades or our SDE experiences outages that, when measured on a monthly basis, exceed minimum performance thresholds. In addition, our agreements with our T-Mobile customers provide that we indemnify the T-Mobile customers for intellectual property claims related to our client software and SDE. See “Business—Customers” above for further description of the material terms of these agreements.

T-Mobile USA, Inc.    In March 2006, we entered into a master services agreement with T-Mobile USA, which was effective as of June 1, 2005. This agreement, as amended, expires on December 31, 2008. During the years ended September 30, 2006 and September 30, 2007, we invoiced T-Mobile USA, net of credits, an aggregate of $31.9 million and $52.3 million, respectively, under this agreement. In addition, for one premium application that we offer to help hearing-impaired subscribers, we collect fees from the application providers and pay T-Mobile USA a share of revenue for each premium application download by its subscribers. Such fees reduce the invoiced amounts associated with premium applications, content and services in the current period that are deferred and amortized to revenues in accordance with our revenue recognition policy. During the years ended September 30, 2006 and September 30, 2007, we paid T-Mobile USA an aggregate of $100,000 and $157,000, respectively, related to this premium application.

T-Mobile (UK) Limited.    In October 2005, we entered into a services agreement with T-Mobile (UK) Limited, which agreement has an initial term of three years and will continue in force thereafter unless either we or T-Mobile (UK) notifies the other earlier of its intent to terminate pursuant to the terms of the agreement. During the years ended September 30, 2006 and September 30, 2007, we invoiced T-Mobile (UK) an aggregate of $423,000 and $314,000, respectively, under this agreement. The amount invoiced to T-Mobile (UK) during the year ended September 30, 2006 included a cost reimbursement of $116,000 in relation to a non-recurring engineering project.

T-Mobile Austria GmbH.    In September 2005, we entered into a services agreement with T-Mobile Austria GmbH. This agreement has an initial term of three years and will be automatically renewed for successive one year periods unless either we or T-Mobile Austria notifies the other earlier of its intent not to renew pursuant to the terms of the agreement. During the years ended September 30, 2006 and September 30, 2007, we invoiced T-Mobile Austria an aggregate of $120,000 and $60,000, respectively, under this agreement.

T-Mobile Deutschland GmbH.    In March 2005, we entered into a master services agreement with T-Mobile Deutschland GmbH. This agreement has an initial term of three years and will be automatically renewed for successive one year periods unless either we or T-Mobile Deutschland notifies the other earlier of its intent not to renew pursuant to the terms of the agreement. During the years ended September 30, 2006 and September 30, 2007, we invoiced T-Mobile Deutschland an aggregate of $913,000 and $945,000, respectively, under this agreement.

We have entered into separate contractual agreements with T-Mobile USA under which it provides us with mobile phone services for our employees. Pursuant to this agreement, T-Mobile USA provides us with certain discounted rates for use of its cellular service. During the years ended September 30, 2006 and September 30, 2007, we paid an aggregate of $142,000 and $212,000, respectively, to T-Mobile USA for services under these agreements.

In addition, in November 2005, we entered into a warrant issuance agreement and issued a warrant to T-Mobile Venture Fund GmbH & Co. KG to purchase 1,539,914 shares of Series D' preferred stock at an exercise price of $0.9007 per share in consideration for the launch of our mobile data services in Germany with T-Mobile. The warrant is exercisable immediately and expires three years from the issuance date. As of September 30, 2007, the warrant has not been exercised. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless exercised earlier, immediately prior to the closing of this offering, this warrant will be automatically net exercised for an aggregate of              shares of common stock, assuming a fair market value equal to the assumed initial public offering price of $             per share.

We believe that each of the agreements entered into with entities affiliated with T-Mobile Venture Fund GmbH & Co. KG were in our best interests and on terms no less favorable to us than could be obtained from other third parties.

Transactions with Entities Affiliated with Directors

We are currently negotiating and plan to enter into a software license agreement with Kineto Wireless, Inc., or Kineto, a wireless technology company. Richard S. Gilbert, a member of our board of directors, is the President and Chief Executive Officer of Kineto. The proposed agreement calls for $270,000 in payments by us for a license and engineering support from Kineto to develop a prototype Danger-enabled mobile device that interoperates with Kineto’s unlicensed mobile access, or UMA, technology. We anticipate that the agreement will have a three year term and that each party may terminate the agreement prior to the end of the term only for an uncured material breach by the other party.

We are currently negotiating and plan to enter into a content license and distribution agreement with Glu Mobile, Inc., or Glu, a provider of mobile games. Albert A. “Rocky” Pimentel, a member of our board of directors and the chair of our audit committee, is the Executive Vice President and Chief Financial Officer of Glu. Under the proposed agreement, we would license mobile games from Glu and sell those games to subscribers of our mobile operator customers as part of our premium applications, content and services offering. In exchange, we would pay Glu a percentage share of the retail price charged for its games. Our payments to Glu under the agreement will depend on the number of games offered, the retail price that our mobile operators set for the games, and the number of purchases of Glu’s games by subscribers. We anticipate that the agreement will have a one year term, that each party may terminate the agreement prior to the end of the initial term only for an uncured material breach by the other party, and that following the initial term, the agreement will remain in effect until terminated on 30 days notice by either party.

Other Transactions

We have entered into employment agreements with our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see the section entitled “Executive and Director Compensation—Executive Compensation—Employment Agreements and Arrangements—Executive Employment and Severance Agreements.”

We have granted stock options to our executive officers and to members of our board of directors. For a description of these options, see the section entitled “Executive and Director Compensation—Non-Employee Director Compensation” and “—Executive Compensation.”

We have entered into indemnity agreements with our directors and executive officers. These indemnity agreements and our amended and restated certificate of incorporation and amended and restated bylaws will indemnify each of our directors and officers to the fullest extent permitted by Delaware General Corporation Law. For a description of these agreements, see the section titled “Executive and Director Compensation—Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2007 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 186,063,970 shares outstanding as of September 30, 2007, assuming the conversion of all outstanding shares of our preferred stock as of September 30, 2007, and the issuance of              shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ overallotment option and does not give effect to the exercise of warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering. The shares issuable upon exercise of these warrants, however, are included with respect to the holders of these warrants listed in the table below as described in the following paragraph.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2007, which is 60 days after September 30, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for person or entity listed in the table is c/o Danger, Inc., 3101 Park Blvd., Palo Alto, California 94306.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Mobius Technology Ventures and affiliated entities(1) 1050 Walnut Street, Suite 210 Boulder, CO 80302	33,221,247	17.6%

Redpoint Ventures and affiliated entities(2) 3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025	27,878,719	14.8%

T-Mobile Venture Fund GmbH & Co. KG Gotenstr, 156 53175 Bonn, Germany	24,085,561	12.6%

SOFTBANK Capital and affiliated entities(3) 1188 Centre Street Newton Center, MA 02459	23,964,394	12.7%

Motorola, Inc. 1303 East Algonquin Road Schaumberg, IL 60196	21,582,549	11.2%

Meritech Capital Partners and affiliated entities(4) 245 Lytton Avenue, Suite 350 Palo Alto, CA 94301	14,684,078	7.8%

Venture Strategy Partners and affiliated entities(5) 201 Post Street, Suite 1100 San Francisco, CA 94108	11,545,600	6.2%

Named Executive Officers and Directors:
Henry R. Nothhaft(6)	10,323,778	5.3%
Jeffrey D. Brody(7)	28,128,719	14.9%
Gregory P. Galanos(8)	33,471,247	17.7%
Richard S. Gilbert(9)	250,000	*
Eric Hippeau(10)	24,214,394	12.8%
Albert A. “Rocky” Pimentel(11)	250,000	*
Nancy J. Hilker(12)	1,808,189	1.0%
Joe F. Britt, Jr.(13)	6,034,539	3.2%
Mark W. Fisher(14)	1,809,000	1.0%
Matt Hershenson(15)	5,939,000	3.2%
James L. Isaacs(16)	1,809,000	1.0%

All executive officers and directors as a group (14 persons)(17)	117,555,866	53.9%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 14,252,186 shares held by Mobius Technology Ventures VI, L.P., (ii) 1,182,409 shares of common stock issuable upon exercise of warrants held by Mobius Technology Ventures VI, L.P. that are exercisable within 60 days after September 30, 2007, (iii) 15,285,975 shares held by SOFTBANK U.S. Ventures Fund VI, L.P., (iv) 1,268,175 shares of common stock issuable upon exercise of warrants held by

SOFTBANK U.S. Ventures Fund VI, L.P. that are exercisable within 60 days after September 30, 2007, (v) 555,239 shares held by Mobius Technology Ventures Advisors Fund VI, L.P., (vi) 46,063 shares of common stock issuable upon exercise of warrants held by Mobius Technology Ventures Advisors Fund VI, L.P. that are exercisable within 60 days after September 30, 2007, (vii) 582,847 shares held by Mobius Technology Ventures Side Fund VI, L.P. and (viii) 48,353 shares of common stock issuable upon exercise of warrants held by Mobius Technology Ventures Side Fund VI, L.P. that are exercisable within 60 days after September 30, 2007. Mr. Galanos, one of our directors, is a managing director of Mobius Technology Ventures and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in them.

(2)	Consists of (i) 24,257,999 shares held by Redpoint Ventures II, L.P. (ii) 2,089,296 shares of common stock issuable upon exercise of warrants held by Redpoint Ventures II, L.P. that are exercisable within 60 days after September 30, 2007, (iii) 663,999 shares held by Redpoint Associates II, LLC, (iv) 53,038 shares of common stock issuable upon exercise of warrants held by Redpoint Associates II, LLC that are exercisable within 60 days after September 30, 2007, (v) 702,137 shares held by Redpoint Technology Partners Q-1, L.P. and (vi) 112,250 shares held by Redpoint Technology Partners A-1, L.P. Mr. Brody, one of our directors, is a managing director of Redpoint Ventures and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in them.
(3)	Consists of (i) 10,418,889 shares held by SOFTBANK Capital Partners LP (ii) 1,562,833 shares of common stock issuable upon exercise of warrants held by SOFTBANK Capital Partners LP that are exercisable within 60 days after September 30, 2007, (iii) 179,836 shares held by SOFTBANK Capital Advisors Fund LP, (iv) 26,972 shares of common stock issuable upon exercise of warrants held by SOFTBANK Capital Advisors Fund LP that are exercisable within 60 days after September 30, 2007, (v) 10,239,884 shares held by SOFTBANK Capital LP, and (vi) 1,535,980 shares of common stock issuable upon exercise of warrants held by SOFTBANK Capital LP that are exercisable within 60 days after September 30, 2007. Mr. Hippeau, one of our directors, is a managing partner of SOFTBANK Capital and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in them.
(4)	Consists of (i) 12,356,336 shares held by Meritech Capital Partners II L.P.; (ii) 1,853,449 shares of common stock issuable upon exercise of warrants held by Meritech Capital Partners II L.P. that are exercisable within 60 days after September 30, 2007; (iii) 317,941 shares held by Meritech Capital Affiliates II L.P.; (iv) 47,691 shares of common stock issuable upon exercise of warrants held by Meritech Capital Affiliates II L.P. that are exercisable within 60 days after September 30, 2007; (v) 94,489 shares held by MCP Entrepreneur Partners II L.P.; and (vi) 14,172 shares of common stock issuable upon exercise of warrants held by MCP Entrepreneur Partners II L.P. that are exercisable within 60 days after September 30, 2007. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(5)	Consists of (i) 9,881,601 shares held by Venture Strategy Partners II, LP, (ii) 957,121 shares of common stock issuable upon exercise of warrants held by Venture Strategy Partners II, LP that are exercisable within 60 days after September 30, 2007, (iii) 640,889 shares held by Venture Strategy Affiliates II, LP and (iv) 65,989 shares of common stock issuable upon exercise of warrants held by Venture Strategy Affiliates II, LP that are exercisable within 60 days after September 30, 2007.
(6)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(7)	Consists of (i) 27,878,719 shares held by, and issuable upon exercise of warrants held by, entities affiliated with Redpoint Ventures and (ii) 250,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.

(8)	Consists of (i) 33,221,247 shares held by, and issuable upon exercise of warrants held by, entities affiliated with Mobius Technology Ventures and (ii) 250,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(9)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(10)	Consists of (i) 23,964,394 shares held by, and issuable upon exercise of warrants held by, entities affiliated with SOFTBANK Capital Partners and (ii) 250,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(11)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(12)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(13)	Consists of (i) 3,850,000 shares held by Joe F. Britt, Jr., or his successor, as Trustee of The Joe Freeman Britt, Jr. Revocable Living Trust UTA dated May 30, 2003, (ii) 150,000 shares held by Yumie Sonoda Britt, or her successor, as Trustee of The Britt Irrevocable Children’s Trust UTA dated July 14, 2006, (iii) 95,539 shares held by Mr. Britt, and (iv) 1,939,000 shares of common stock issuable upon exercise of stock options held by Mr. Britt that are exercisable within 60 days after September 30, 2007.
(14)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(15)	Consists of (i) 4,000,000 shares held by Mr. Hershenson and (ii) 1,939,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(16)	Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after September 30, 2007.
(17)	Includes options and warrants exercisable for an aggregate of 32,209,086 shares of common stock within 60 days of September 30, 2007 held by our current executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Outstanding Shares.    Based on 17,930,106 shares of common stock outstanding as of September 30, 2007 and the conversion of outstanding preferred stock as of September 30, 2007 into 168,133,864 shares of common stock upon the completion of this offering, assuming no outstanding options are exercised prior to the closing of this offering, and the issuance of              shares of common stock in this offering, there will be              shares of common stock outstanding upon the closing of this offering (including              shares of common stock to be issued upon the exercise of outstanding warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, assuming a deemed market price equal to the assumed initial public offering price of $              per share, and              shares of common stock to be issued upon the exercise of other outstanding warrants for cash that will terminate if not exercised prior to the closing of this offering). As of September 30, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 208 record holders of our common stock.

As of September 30, 2007, there were 25,936,605 shares of common stock issuable upon exercise of outstanding warrants, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, and 42,861,396 shares of common stock subject to outstanding options.

Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors provided, however, that except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.    Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into shares of common stock.

As of September 30, 2007, there were 148,902,132 shares of our preferred stock outstanding, consisting of 9,907,407 shares of Series A preferred stock, 12,249,932 shares of Series B-1 preferred stock, 15,726,655 shares of Series C preferred stock, 39,136,220 shares of Series D preferred stock, 63,044,509 shares of Series D' preferred stock and 8,837,409 shares of Series E preferred stock. Upon completion of this offering, all currently outstanding shares of preferred stock will be converted into 168,133,864 shares of common stock and will no longer be issued and outstanding. All outstanding shares of our Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock will convert into shares of our common stock on a one-for-one basis upon the closing of this offering. Each outstanding share of our Series B-1 preferred stock will convert into approximately 1.0323 shares of our common stock upon the closing of this offering and each share of Series D' preferred stock will convert into approximately 1.2988 shares of our common stock upon the closing of this offering.

Under the amended and restated certificate of incorporation to be effective upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of September 30, 2007, warrants to purchase 21,498,697 shares of our preferred stock were outstanding, consisting of:

•	a warrant to purchase 68,512 shares of Series B-1 preferred stock at an exercise price of $1.3741 per share;

•	warrants to purchase an aggregate of 544,798 shares of Series C preferred stock at an exercise price of $0.01 per share;

•	warrants to purchase an aggregate of 5,910,319 shares of Series D preferred stock at an exercise price of $0.9007 per share;

•	warrants to purchase an aggregate of 14,846,368 shares of Series D' preferred stock at an exercise price of $0.9007 per share; and

•	a warrant to purchase 128,700 shares of Series E preferred stock at an exercise price of $1.1655 per share.

In connection with the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering:

•	the warrant to purchase 68,512 shares of Series B-1 preferred stock will automatically become exercisable for 70,724 shares of common stock;

•

warrants to purchase 544,798 shares of Series C preferred stock and 5,910,319 shares of Series D preferred stock will become exercisable for an aggregate of 6,455,117 shares of common stock, of which warrants to purchase 6,415,222 of common stock will terminate if not exercised prior to the closing of this offering; and

•

warrants to purchase 14,846,368 shares of Series D' preferred stock and 128,700 shares of Series E preferred stock will become exercisable for an aggregate of 19,410,764 shares of common stock, all of which warrants will be automatically exercised on a cashless basis immediately prior to the closing of this offering if not exercised sooner by the holders of these warrants.

Each of our warrants contains a cashless exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of our warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

With respect to the warrants to purchase Series D' preferred stock and Series E preferred stock that will be automatically exercised on a cashless basis immediately prior to the closing of this offering, the fair market value of our common stock will be determined by reference to a deemed market price of our common stock immediately prior to the date of exercise, which deemed market price will be based in part on the trading price of our common stock prior to the closing of this offering and in part based on our board of directors’ determination of the fair market value of our common stock. Assuming that the deemed market price of our common stock is equal to the assumed initial public offering price of $             per share immediately prior to the date of exercise, we would issue              shares of our common stock upon the automatic cashless exercise of these warrants, after giving effect to the conversion of all of our outstanding shares of preferred stock into common stock. A $             increase in the assumed deemed market price of $             per share would increase the number of              shares of common stock to be issued upon the automatic cashless exercise of these warrants by approximately              shares of common stock, and a $             decrease in the assumed deemed market price of $             per share would decrease the number of shares of common stock to be issued upon the automatic cashless exercise of these warrants by approximately              shares of common stock.

The holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “Registration Rights.”

Registration Rights

Following the closing of this offering, the holders of an aggregate of             shares of our common stock issuable upon the conversion of our convertible preferred stock (including shares of common stock to be issued upon the exercise of outstanding warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, assuming a deemed market price equal to the assumed initial public offering price of $             per share, and             shares of common stock to be issued upon the exercise of other outstanding warrants for cash that will terminate if not exercised prior to the closing of this offering), will be entitled to the “Demand,” “Piggyback” and “Form S-3” registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an investors’ rights agreement by and among us and certain of our stockholders. In addition, following the closing of this offering, the holders of warrants to purchase an additional              shares of our common stock will also be entitled to certain registration rights. Finally, the holders of an aggregate of 9,744,849 shares of our common stock, specifically founders shares purchased by Messrs. Britt and Hershenson, will be entitled to the “Piggyback” registration rights set forth below. As applicable, we refer to these shares collectively as registrable securities.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts, taxes and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of five years after completion of this offering, or with respect to the registration rights of an individual holder, when the holder of one percent or less of our outstanding common stock can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exception.

Demand Registration Rights.    If, at any time after the earlier to occur of six months after the effective date of the registration statement for this offering or October 2, 2009, the holders of at least 50% of the registrable securities or 20% of the registrable securities that were originally shares of our Series D preferred stock and Series D' preferred stock request in writing that an amount of securities having an aggregate offering price of not less than $5,000,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights for the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights.    If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, but not below 30% of the total number of shares included in the registration statement.

Form S-3 Registration Rights.    At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 25% of the registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions. We are obligated to file up to two registration statements on Form S-3 in any 12-month period.

Expenses of Registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Classified Board.    Our amended and restated certificate of incorporation that will become effective as of the closing of this offering provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. Commencing in 2009, a portion of our board of directors will be elected each year for three-year terms. Upon the closing of this offering:

•	Messrs. Brody and Nothhaft will be designated Class I directors whose term will expire at the 2009 annual meeting of stockholders;

•	Messrs. Britt and Hippeau will be designated Class II directors whose term will expire at the 2010 annual meeting of stockholders; and

•	Messrs. Galanos, Gilbert and Pimentel will be designated Class III directors whose term expires at the 2011 annual meeting of stockholders.

Election and Removal of Directors.    Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors unless otherwise determined by a board resolution. Under our amended and restated certificate of incorporation and amended and restated bylaws, subject to the rights of the holders of any series of preferred stock, vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board, unless determined by board resolution that any such vacancies or newly created directorships shall be filled by stockholders. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed by the stockholders only for cause.

Special Stockholder Meetings.    Under our amended and restated bylaws, only the chairperson of our board of directors, our chief executive officer or a majority of the authorized number of our directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.    Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                    . Their address is                         .

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “DNGR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2007, upon completion of this offering, and assuming no outstanding options are exercised prior to the closing of this offering, we will have outstanding an aggregate of             shares of common stock (including             shares of common stock to be issued upon the exercise of outstanding warrants that, by their terms, provide for automatic exercise on a cashless basis immediately prior to the closing of this offering, assuming a deemed market price equal to the assumed initial public offering price of $             per share, and             shares of common stock to be issued upon the exercise of other outstanding warrants for cash that will terminate if not exercised prior to the closing of this offering), assuming no exercise of the underwriters’ option to purchase additional shares. All of the shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	none of the restricted shares of common stock will be eligible for immediate sale upon the closing of this offering; and

•

all of the restricted shares of common stock, less shares subject to a repurchase option in our favor tied to the holders’ continued service to us (which will be eligible for sale upon lapse of the repurchase option), will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the lock-up is otherwise extended.

Lock-up Agreements

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed or are expected to agree, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC. This consent may be given at any time without public notice. Subject to certain exceptions, transfers or dispositions can be made during the lock-up period in the case of, among certain other exceptions, (a) sales of shares of our common stock acquired in open market transactions by an individual after the completion of the public offering, provided, however, that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such sales or (b) transfers of any of our securities if the transfer is (i) by gift, will or intestacy, (ii) to any trust for the direct or indirect benefit of the holder of the securities or the immediate family of the holder or a charitable organization, or (iii) a distribution to partners, former partners, members, former members, shareholders or subsidiaries of the undersigned, where the donee or the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us, occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc. and UBS Securities LLC.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who may be deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned restricted shares for at least six months, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding that will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, beginning 90 days after the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned restricted shares for at least six months but less than one year, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, provided the current public information provisions of Rule 144(c) are satisfied. An unaffiliated person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock up agreements. Deutsche Bank Securities Inc. and UBS Investment Bank LLC may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock up agreements.

Registration Rights

Upon the closing of this offering, the holders of             shares of our common stock and the holders of warrants to purchase              shares of our common stock have the right to have their shares registered under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Deutsche Bank Securities Inc. and UBS Investment Bank LLC.

Equity Incentive Plans

Following the effective date of this offering, we intend file a Registration Statement on Form S-8 registering shares of common stock outstanding, subject to outstanding options or reserved for future issuance under our stock plans. As of September 30, 2007, options to purchase a total of 42,861,396 shares were outstanding and 2,056,194 shares were reserved for future issuance under our 2000 Stock Option/Stock Issuance Plan. Effective on the date of this offering, we will have             shares reserved for issuance under our 2008 Equity Incentive Plan and             shares of common stock reserved for issuance under our 2008 Employee Stock Purchase Plan. See the section titled “Executive and Director Compensation—Employment Agreements and Arrangements—Employee Benefit Plans and Arrangements.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or an entity electing to be taxed as a corporation) created or organized in or under the laws of the U.S., or of any political subdivision of the U.S.;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; and special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends (out of earnings and profits) on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Internal Revenue Service Form W-8BEN certifying your eligibility for the lower treaty rate. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust, depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the U.S., the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Internal Revenue Service Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

In general, information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. You generally will be exempt from such backup withholding if you provide a properly executed Internal Revenue Service Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside of the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside of the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside of the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•

is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and UBS Securities LLC have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
UBS Securities LLC
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.
ThinkEquity Partners LLC
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fee per share	Total Fees
		Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed or are expected to agree, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC. This consent may be given at any time without public notice. Subject to certain exceptions, transfers or dispositions can be made during the lock-up period in the case of, among certain other exceptions, (a) sales of shares of our common stock acquired in open market transactions by an individual after the completion of the public offering, provided, however, that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such sales or (b) transfers of any of our securities if the transfer is (i) by gift, will or intestacy, (ii) to any trust for the direct or indirect benefit of the holder of the securities or the immediate family of the holder or a charitable organization, or (iii) a distribution to partners, former partners, members, former members, shareholders or subsidiaries of the undersigned, where the donee or the transferee signs a lock-up agreement. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc. and UBS Securities LLC.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Electronic Distribution

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriter of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Relationships with Underwriters

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own accounts or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Notice to Investors

European Economic Arena

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limiting the other restrictions referred to herein, this prospectus is directed only at (i) persons outside the United Kingdom, (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limiting the other restrictions referred to herein, investments or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons. Persons within the United Kingdom who receive this communication (other than persons who fall within (ii) or (iii) above) should not rely or act upon this communication.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel for the underwriters. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, beneficially owns an aggregate of 46,296 shares of our common stock to be issued upon conversion of our preferred stock.

EXPERTS

The consolidated financial statements of Danger, Inc. and subsidiaries (“the Company”) as of September 30, 2007 and 2006, and for each of the three years in the period ended September 30, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph regarding the change in the Company’s method of accounting for stock-based compensation in accordance with Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, as described in Note 1 to the consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Danger, Inc. and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.danger.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

DANGER, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Danger, Inc.:

We have audited the accompanying consolidated balance sheets of Danger, Inc. and subsidiaries (the “Company”) as of September 30, 2007 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Danger, Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, effective October 1, 2006.

/s/    Deloitte & Touche LLP

San Jose, California

December 19, 2007

DANGER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			Pro Forma September 30, 2007
	September 30,
	2006	2007
			(Unaudited)
			(See Note 1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,179	$12,979
Accounts receivable, net	7,381	11,886
Restricted cash	221	50
Prepaid expenses	1,271	1,929
Other current assets	465	50

Total current assets	26,517	26,894
PROPERTY AND EQUIPMENT, NET	12,574	17,358
DEFERRED COSTS	7,847	4,266
RESTRICTED CASH	203	178
OTHER ASSETS	485	328

TOTAL	$47,626	$49,024

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES:
Accounts payable	$2,450	$2,910
Accrued expenses and other current liabilities	7,173	7,072
Current portion of deferred revenues	9,140	6,097
Current maturities of capital lease obligations	811	1,854

Total current liabilities	19,574	17,933
DEFERRED REVENUES	3,056	4,533
OTHER LONG-TERM LIABILITIES	1,011	520
PREFERRED WARRANT LIABILITY	11,124	12,180	$—
CAPITAL LEASE OBLIGATIONS	195	2,647

Total liabilities	34,960	37,813

COMMITMENTS AND CONTINGENCIES (NOTE 10)
Redeemable convertible preferred stock, $0.0001 par value—140,064,723 and 148,902,132 shares issued and outstanding at September 30, 2006 and 2007, respectively; no shares outstanding pro forma. Liquidation preference of $255,199 at September 30, 2007	171,667	197,623	—
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $0.0001 par value—175,440,562 shares authorized at September 30, 2006 and 2007
Common stock, $0.0001 par value—260,000,000 shares authorized at September 30, 2006 and 2007 and 16,816,213 and 17,930,106 shares issued and outstanding at September 30, 2006 and 2007, respectively and 186,063,970 shares outstanding pro forma	2	2	19
Additional paid-in capital	1,027	1,687	211,473
Accumulated deficit	(160,030)	(188,101)	(188,101)

Total stockholders’ equity (deficit)	(159,001)	(186,412)	$23,391

TOTAL	$47,626	$49,024

The accompanying notes are an integral part of the consolidated financial statements.

DANGER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended September 30,
	2005	2006	2007
REVENUES:
Service	$21,669	$38,895	$50,581
Product	15,121	10,416	5,832

Total revenues	36,790	49,311	56,413
COST OF REVENUES:
Cost of service revenues	10,701	17,755	26,846
Cost of product revenues	16,220	9,130	5,276

Total cost of revenues	26,921	26,885	32,122

GROSS PROFIT	9,869	22,426	24,291

OPERATING EXPENSES:
Research and development	11,317	17,746	22,497
Sales and marketing	5,211	5,723	7,020
General and administrative	3,610	6,999	6,541

Total operating expenses	20,138	30,468	36,058

LOSS FROM OPERATIONS	(10,269)	(8,042)	(11,767)
OTHER INCOME (EXPENSE), NET:
Interest expense	(252)	(205)	(557)
Change in fair value of preferred warrant liability	—	(907)	(1,017)
Interest and other income, net	611	1,219	1,054

Total other income (expense), net	359	107	(520)
Loss before provision for income taxes and cumulative effect of change in accounting principle	(9,910)	(7,935)	(12,287)
Provision for income taxes	—	(54)	(74)

Loss before cumulative effect of change in accounting principle	(9,910)	(7,989)	(12,361)
Cumulative effect of change in accounting principle	—	1,421	—

Net loss	(9,910)	(6,568)	(12,361)
Accretion of redemption value on redeemable convertible preferred stock	(12,309)	(14,477)	(15,710)

Net loss attributable to common stockholders	$(22,219)	$(21,045)	$(28,071)

Net loss per share attributable to common stockholders—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.69)	$(0.53)	$(0.76)
Cumulative effect of change in accounting principle	—	0.09	—
Accretion of redemption value on redeemable convertible preferred stock	(0.85)	(0.95)	(0.96)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—BASIC AND DILUTED	$(1.54)	$(1.39)	$(1.72)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	14,396	15,142	16,353

PRO FORMA NET LOSS PER SHARE—BASIC AND DILUTED (UNAUDITED)			$(0.06)

PRO FORMA WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED (UNAUDITED)			184,463

The accompanying notes are an integral part of the consolidated financial statements.

DANGER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at October 1, 2004	117,859,773	$134,980	14,092,851	$1	$490	$(73)	$(116,766)	$(116,348)
Exercise of common stock options for cash	—	—	685,190	—	150	—	—	150
Exercise of common stock options for services	—	—	60,000	—	6	—	—	6
Collection of notes receivable from stockholders	—	—	—	—	—	64	—	64
Issuance of common stock in exchange for consulting services	—	—	25,000	—	6	—	—	6
Issuance of common stock options in exchange for consulting services	—	—	—	—	21	—	—	21
Repurchase of unvested common stock	—	—	(12,209)	—	(3)	—	—	(3)
Accretion of redemption value on redeemable convertible preferred stock	—	12,309	—	—	—	—	(12,309)	(12,309)
Net loss	—	—	—	—	—	—	(9,910)	(9,910)

Balance at September 30, 2005	117,859,773	147,289	14,850,832	1	670	(9)	(138,985)	(138,323)
Exercise of common stock options for cash	—	—	1,968,377	1	354	—	—	355
Collection of notes receivable from stockholders	—	—	—	—	—	9	—	9
Issuance of common stock options in exchange for consulting services	—	—	—	—	4	—	—	4
Repurchase of unvested common stock	—	—	(2,996)	—	(1)	—	—	(1)
Issuance of Series D' redeemable convertible preferred stock and warrants to purchase Series D' redeemable convertible preferred stock at $0.9007 per share, net of issuance costs of $50	22,204,950	17,794	—	—	—	—	—	—
Reclassification of warrants to liabilities upon the adoption of FSP 150-5	—	(7,893)	—	—	—	—	—	—
Accretion of redemption value on redeemable convertible preferred stock	—	14,477	—	—	—	—	(14,477)	(14,477)
Net loss	—	—	—	—	—	—	(6,568)	(6,568)

Balance at September 30, 2006	140,064,723	171,667	16,816,213	2	1,027	—	(160,030)	(159,001)
Exercise of common stock options for cash	—	—	1,172,748	—	321	—	—	321
Employee stock compensation expense	—	—	—	—	329	—	—	329
Issuance of common stock options in exchange for consulting services	—	—	—	—	25	—	—	25
Issuance of Series E redeemable convertible preferred stock at $1.1655 per share, net of issuance costs of $54	8,837,409	10,246	—	—	—	—	—	—
Repurchase of common stock	—	—	(58,855)	—	(15)	—	—	(15)
Accretion of redemption value on redeemable convertible preferred stock	—	15,710	—	—	—	—	(15,710)	(15,710)
Net loss	—	—	—	—	—	—	(12,361)	(12,361)

Balance at September 30, 2007	148,902,132	$197,623	17,930,106	$2	$1,687	$—	$(188,101)	$(186,412)

The accompanying notes are an integral part of the consolidated financial statements.

DANGER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,910)	$(6,568)	$(12,361)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,546	3,604	5,713
Loss (gain) on disposal of property and equipment	8	(5)	100
Gain on termination of capital lease	—	(62)	—
Amortization of fair value of warrants issued in connection with capital lease financing	15	8	15
Stock-based compensation expense	33	4	354
Cumulative effect of change in accounting principle	—	(1,421)	—
Change in fair value of preferred warrant liability	—	907	1,017
Non-cash charges in relation to performance warrants	729	860	—
Changes in assets and liabilities:
Accounts receivable	(3,163)	(531)	(4,505)
Inventories	(15)	116	—
Prepaid expenses and other current assets	216	(430)	(135)
Deferred costs	11,114	8,570	3,581
Other assets	43	126	229
Accounts payable	391	(626)	1,119
Accrued expenses and other current liabilities	(4,065)	2,021	(203)
Deferred revenues	(15,468)	(14,006)	(1,566)
Other liabilities	(357)	(185)	247

Net cash used in operating activities	(17,883)	(7,618)	(6,395)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,106)	(6,427)	(6,481)
Proceeds from disposal of property and equipment	—	—	18
Purchases of short-term investments	(3,701)	—	—
Proceeds from sale of short-term investments	5,300	902	—
(Increase) decrease in restricted cash	(3,600)	3,526	196

Net cash used in investing activities	(8,107)	(1,999)	(6,267)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	19,950	10,246
Proceeds from exercise of common stock options	171	485	327
Repurchase of common stock	(3)	(1)	(15)
Proceeds from capital lease obligations	3,478	—	907
Repayment of capital lease obligations	(1,259)	(3,819)	(2,341)
Repayment of other long-term obligations	(34)	(548)	(665)
Collection of notes receivable from stockholders	64	9	—

Net cash provided by financing activities	2,417	16,076	8,459

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	3
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(23,573)	6,459	(4,200)
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	34,293	10,720	17,179

CASH AND CASH EQUIVALENTS—END OF YEAR	$10,720	$17,179	$12,979

(Continued)

DANGER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2005	2006	2007
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$237	$194	$500

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets purchased under installment payables	$287	$1,845	$—

Assets acquired under capital leases	$—	$1,026	$4,954

Property and equipment purchases included in accounts payable at year-end	$47	$1,583	$918

Proceeds from disposal of property and equipment included in other current assets at year-end	$—	$18	$—

Issuance of warrants to purchase redeemable convertible preferred stock in connection with capital lease financing	$—	$—	$39

Accretion of redemption value of redeemable convertible preferred stock	$12,309	$14,477	$15,710

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations—Danger, Inc. (“Danger”, or the “Company”) was incorporated in Delaware in December 1999. Danger is a software-as-a-service (“SaaS”) company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers. The Danger solution integrates the Company’s hosted service delivery engine and the Company’s client software with mobile devices (“Danger-enabled mobile devices”) manufactured by the Company’s original equipment manufacturer (“OEM”) partners. The Danger solution offers real-time email, instant messaging and social networking services, and HTML web browsing, as well as premium applications, content and services developed internally and through our third-party developer program. The Danger solution is deployed in the United States and certain international markets, including Australia and Europe.

The Company has incurred recurring losses from operations since inception and has an accumulated deficit of $188,101,000 as of September 30, 2007. For the year ended September 30, 2007, the Company incurred a loss from operations of $11,767,000 and had negative cash flows from operating activities of approximately $6,395,000. The Company may incur additional operating losses and negative cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives. In October 2007, the Company’s board of directors (the “Board”) authorized management to file a registration statement with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of its common stock to the public.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet Data—If the initial public offering is completed under the terms presently anticipated, all of the Company’s redeemable convertible preferred stock outstanding as of September 30, 2007, will automatically convert into 168,133,864 shares of common stock and all outstanding warrants to purchase redeemable convertible preferred stock will either become warrants to purchase common stock, terminate, or be exercised on a cashless basis resulting in the net issuance of common stock upon the closing of the offering. Certain unaudited pro forma balance sheet data, as adjusted for the assumed conversion of the redeemable convertible preferred stock and the reclassification of the preferred warrant liability to additional paid-in-capital is set forth on the accompanying consolidated balance sheet as of September 30, 2007. Shares of the Company’s common stock issuable upon the exercise of outstanding warrants, including as a result of the automatic exercise on a cashless basis of certain of these warrants immediately prior to the closing of this offering, are not reflected in the accompanying pro forma balance sheet data.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and other assumptions it believes to be reasonable under the circumstances, the results of which are the basis of making judgments about the carrying value of assets and liabilities. Actual results may differ from those estimates.

Certain Significant Risks and Uncertainties—The Company participates in a dynamic high-technology industry. A variety of risks and uncertainties, including but not limited to, changes in any of the following areas, could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in certain strategic relationships or customer relationships; market acceptance of the Company’s offerings; timely introduction of new products and services by the Company and its OEM partners; advances and trends in new technologies and industry standards; development of sales channels; litigation or claims against the Company based on intellectual property, product, regulatory or other factors and the Company’s ability to attract and retain employees necessary to support its growth.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Cost of Revenue—As a result of its execution of a Master Service Agreement with T-Mobile USA, Inc. (“T-Mobile USA”), the Company completed the transformation of its business model to a pure SaaS provider. The Company’s new arrangement with T-Mobile USA was signed in March 2006 and effective as of June 2005. Under the SaaS business model, the Company enters into service contracts with mobile operators and generates revenues primarily from the following sources:

•	monthly service fees for each of the mobile operator customers’ subscribers that can access the Company’s mobile data services;

•

premium applications, content and services fees charged as a one-time fee or a monthly subscription fee, derived from downloads of games, productivity applications, networked services, ringtones and background themes; and

•	non-recurring engineering (“NRE”) fees related to the initial deployment of the Company’s mobile data services and to custom development projects for the Company’s mobile operator customers.

The Company recognizes revenues in accordance with accounting standards for software and service companies, including American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition (“SOP 97-2”), as amended by SOP 98-9, the consensus reached in Emerging Issues Task Force (“EITF”) Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software (“EITF 03-5”), and related interpretations, including AICPA Technical Practice Aids (“TPAs”).

Danger’s client software, which is provided to the Company’s OEM partners on a royalty-free basis, is embedded in Danger-enabled mobile devices. The Company’s OEM partners sell the Danger-enabled mobile devices directly to the Company’s mobile operator customers. Therefore, the Company accounts for the client software as an element in its arrangements with its mobile operator customers. Since the client software is more than incidental to the arrangement, the Company recognizes revenue in accordance with SOP 97-2.

The Company evaluates whether its mobile data services are essential to the functionality of any other elements under the arrangements, including the client software embedded in Danger-enabled mobile devices. The Company provides a fully integrated solution, in which a mobile operator’s subscribers must purchase Danger-enabled mobile devices in order to obtain access to the Company’s mobile data services. Accessing the Company’s mobile data services is essential to allow the mobile operator’s subscribers to have full use of Danger-enabled mobile devices as they would not have full functionality without the Company’s mobile data services. However, contract accounting is not required because the client software is fully functional upon delivery, as it allows the mobile operator’s subscribers to gain access to the Company’s mobile data services upon delivery without significant modifications or additions to the client software.

Premium applications, content and services fees are earned based upon applying a constant multiplier, which varies based on the type of premium applications, content and services, to the number of successful downloads. Mobile operators’ subscribers may also subscribe to network-aware premium applications, content and services on a subscription basis, for which the Company charges monthly subscription fees. Premium applications, content and services fees are billed to the mobile operators on a monthly basis. As premium applications, content and services are offered to the mobile operators as an option to purchase unlimited future software products at a predetermined price and the Company does not have vendor-specific objective evidence, or VSOE, of fair value nor does the Company offer a comparable discount for premium applications, content and services, in accordance with TPA 5100.50, Definition of More-Than-Insignificant Discount and Software

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition, and TPA 5100.51, Accounting for Significant Incremental Discounts on Future Purchases, a significant incremental discount on premium applications, content and services is deemed existent in the Company’s arrangements with its mobile operator customers. Since future purchases of premium applications, content and services are not limited by quantity, this significant incremental discount effectively creates a subscription model for other elements in the arrangements. Therefore, premium applications, content and services revenues are deferred and amortized ratably over the longer of the applicable mobile operator’s remaining contract term or the expected period of performance under the applicable mobile operator’s contract, commencing the month after the premium applications, content and services are provided. Any direct incremental premium applications, content and services costs are also deferred and amortized over the same period, although not in amounts exceeding the premium applications, content and services revenues that are deferred. Premium applications, content and services revenues and costs are recorded as service revenues and cost of service revenues, respectively, on the Company’s consolidated statements of operations.

Revenues associated with NRE fees related to the initial deployment of the mobile data services and to custom development projects are also accounted for under the subscription model as a result of the presence of the significant incremental discount on premium applications, content and services. Therefore, revenues associated with NRE fees are deferred and amortized ratably over the longer of the applicable mobile operator’s remaining contract term or the expected period of performance under the mobile operator’s contract, commencing the month after the mobile data services are first launched or when the applicable mobile operator accepts the custom development project. Any associated direct incremental costs are also deferred, although not in amounts exceeding the deferred revenues associated with NRE fees and amortized over the same period. Revenues and costs associated with NRE fees are recorded as service revenues and cost of service revenues, respectively, on the Company’s consolidated statement of operations.

Monthly service fees under the Company’s revenue arrangements with mobile operators are earned based on the number of days that the operator customers’ subscribers are able use the mobile data services and are billed to the mobile operator customers on a monthly basis. Post-contract customer support services are provided to the mobile operators at no additional charge throughout the contract term. The Company recognizes revenue based on the guidance in TPA 5100.76, Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition. The monthly service fees are analogous to the contingent usage-based fees under TPA 5100.76. The TPA 5100.76 accounting model is considered a subscription model for usage based revenues. Therefore, the Company recognizes revenues on the monthly service fees as the fee becomes fixed or determinable at the time actual usage occurs and collectibility is probable. This occurs at the end of each month when the Company has a reliable measure of usage. At that time, the Company has also satisfied the other revenue recognition criteria contained in SOP 97-2 as the Company has persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Monthly service revenues and costs are recorded as service revenues and cost of service revenues, respectively, on the Company’s consolidated statement of operations.

When a specified deliverable is deemed present in an arrangement with a mobile operator and the Company does not have VSOE of fair value of this specified deliverable, the Company defers the recognition of all revenues under the particular arrangement until the commitment to provide the specified deliverable is fulfilled. The Company deferred all of its revenue from the arrangement with T-Mobile USA during the years ended September 30, 2003 and 2004 and recognized the cumulative deferred revenues during the year ended September 30, 2005 upon the fulfillment of its commitment to provide certain specified deliverables under the arrangement with T-Mobile USA.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition to the aforementioned revenue sources, the Company sold Danger-enabled mobile devices to certain of its mobile operator customers until March 2006. The Company also charged client license fees upon device shipment or activation to its mobile operator customers prior to June 2005, and the Company still charges client license fees to certain of its mobile operator customers that account for a relatively small number of subscribers that access our mobile data services. Revenues associated with the sale of Danger-enabled mobile devices and client license fees are deferred and amortized ratably over the longer of the remaining contract term, the expected period of performance under the mobile operator customer’s contract or, in cases where the mobile operators had refund rights, over the duration of any refund period. Any direct incremental costs, although not in amounts exceeding associated deferred revenues, are deferred and amortized over the same period. Product sales and costs are recorded as product revenues and cost of product revenues, respectively, on the Company’s consolidated statement of operations. Client license fee revenues and costs are recorded as service revenues and costs of service revenues, respectively, on the Company’s consolidated statements of operations.

Deferred Revenues and Deferred Costs—Deferred revenues consist of billings or payments the Company receives in advance of revenue recognition and are recognized as the revenue recognition criteria are met. The Company invoices its mobile operator customers as services are delivered monthly or up-front for certain items. The current portion of deferred revenues represents the portion of deferred revenues that will be recognized during the succeeding 12-month period and is adjusted for known accelerators, which include the effect of operator customers’ contract cancellations, and the effect of specified deliverables. The Company defers direct incremental costs related to the deferred revenues, which are amortized over the same period as the related revenues. In accordance with Staff Accounting Bulletin (“SAB”) Topic 13.A.3 (f), the Company has classified its deferred costs as a non-current asset as the underlying contracts have terms in excess of 12 months.

Warranty—The Company currently licenses its reference design for Danger-enabled mobile devices to its OEM partners under which the OEM partners manufacture and sell the Danger-enabled mobile devices directly to the mobile operators. The OEM partners are responsible for all aspects of the device hardware. Therefore, the Company does not provide a hardware product warranty for Danger-enabled mobile devices produced and sold by its OEM partners. However, under its OEM agreements, the Company is responsible for the cost of hardware repairs, including software reflashing, that result from defects in the client software. If necessary, the Company estimates and accrues for the software warranty repair costs associated with specific OEM devices at the time the products are shipped to its mobile operator customers. To date, the Company has not had to pay any software related warranty claims.

Prior to September 2004, the Company operated as an OEM and Danger-enabled mobile devices were designed and manufactured by the Company under various contract manufacturing agreements. For such devices, the Company provided a one or two-year hardware product warranty. The Company accrued estimated warranty-related costs, including materials, labor, shipping, and handling, as cost of product revenues at the time these products were shipped. For most mobile operator customers, the hardware product warranty period for such devices expired in the year ended September 30, 2006.

Internal-Use Software Development Costs—The Company accounts for product development costs and costs related to the Company’s internally developed software systems in accordance with SOP No. 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred for maintenance and ongoing, minor upgrades and enhancements to the Company’s mobile data services are charged to cost of service revenue as incurred. The Company capitalizes costs related to specific upgrades and enhancements to its mobile data services and internal use development until the software is substantially complete and ready for its intended use. During the years ended September 30, 2006 and 2007, the Company

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalized costs in the amount of $352,000 and $1,171,000, respectively. No costs were capitalized in the year ended September 30, 2005. Capitalized costs are recorded in property and equipment, net. To date, none of the internal-use software is ready for its intended use and therefore, there has been no amortization recorded. Software development costs are amortized over their estimated useful life to cost of service revenues or operating expenses, as appropriate.

Research and Development—Research and development costs are expensed as incurred, except that under Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, software development costs incurred in the research and development of new software products are expensed as incurred only until technological feasibility of the product has been established. Software development costs incurred after technological feasibility has been established are capitalized up to the time the product is available for general release to customers. During the years ended September 30, 2005, 2006 and 2007, costs qualifying for capitalization have been insignificant as the Company’s current development process is essentially complete concurrent with the establishment of technological feasibility.

Stock-Based Compensation—Prior to October 1, 2006, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company accounted for stock-based employee compensation awards using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations (“APB 25”), which provides that no compensation expense is recognized for options granted with an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

Effective October 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), using the prospective transition method. Under that transition method, stock-based compensation expense recognized in the year ended September 30, 2007 includes stock-based compensation expense for all share-based payments granted or modified on and subsequent to October 1, 2006, based on the fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share-based payment awards using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In accordance with the prospective transition method, prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R), and share-based awards granted prior to October 1, 2006 continue to be accounted for in accordance with APB 25.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, which require that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

Income Taxes—The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized. As of September 30, 2006 and 2007, all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loss per Share—Basic and diluted net loss per share is presented in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing consolidated net loss by the weighted average number of shares of common stock outstanding during each period. Diluted net loss per share includes the impact of the Company’s outstanding potential shares of common stock, such as outstanding common stock options, redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock. The Company’s potentially dilutive securities are not included in the computation of diluted net loss per share when the result would be anti-dilutive.

Comprehensive Loss—SFAS No. 130, Reporting Comprehensive Income, requires that the Company report, by major components and as a single total, the change in its net assets during the period from non-owner sources. Net loss is equal to comprehensive loss for all periods presented.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are comprised of master notes, commercial paper, money market funds, and repurchase agreements.

Restricted Cash—As of September 30, 2006 and 2007, the Company has restricted cash totaling $424,000 and $228,000, respectively. The Company’s restricted cash is in the form of collateral to letters of credit issued to two of the Company’s landlords and to an equipment vendor, which serve as security deposits for certain lease agreements.

Concentration of Credit Risk—Financial instruments which subject the Company to potential credit risk consist primarily of its cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits held with financial institutions are likely to exceed the amount of insurance on these deposits; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

The Company sells its products and services to customers located in different geographic areas, however, the vast majority of the Company’s revenues are generated from customers located in the United States. The Company does not require collateral or other security to support accounts receivable. As of September 30, 2006 and 2007, receivables from T-Mobile USA, Inc. and affiliates, which are mobile operators in various geographies worldwide (collectively “T-Mobile”), represented 92% and 97% of total accounts receivable, respectively. For the years ended September 30, 2005, 2006 and 2007, revenues from T-Mobile represented 92%, 91% and 94% of total revenues, respectively. As of September 30, 2006 and 2007, there was no allowance for doubtful accounts.

Fair Value of Financial Instruments—The reported amounts of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable and certain other accrued liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for installment loans with similar terms, the carrying value of the obligations approximate their fair value. The carrying amount of the preferred warrant liability represents its fair value (see Note 2).

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method. Equipment, software, furniture and fixtures are depreciated over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives. Assets

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

acquired under capital leases are amortized over the lease term, or if the lease transfers ownership of the assets to the Company by the end of the lease term or the lease contains a bargain purchase option, the assets are amortized over their estimated useful lives. Significant improvements which substantially extend the useful lives of assets are capitalized. No amortization is provided for assets to be deployed until the assets are ready for their intended use. Repairs and maintenance costs are charged to expense as incurred. Upon disposal of an asset, its accumulated depreciation is deducted from the original cost and any gain or loss is reflected in cost of revenues or operating expenses, as appropriate.

Impairment or Disposal of Long-Lived Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated from the use of the asset. If such asset is considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. No impairment charges have been recorded through September 30, 2007.

Preferred Warrant Liability—The Company accounts for its warrants related to shares that are redeemable in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Under FSP 150-5, the preferred stock warrants that are related to the Company’s redeemable convertible preferred stock are classified as liabilities on its consolidated balance sheets. The warrants are subject to re-measurement at each balance sheet date and any changes in the fair value are recognized in the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of their exercise or termination, or a liquidation event, including the consummation of an initial public offering, at which time the preferred warrant liability will be reclassified to stockholders’ deficit.

Foreign Currency Transactions—The functional currency of the Company’s foreign subsidiary is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical rates, and revenues and expenses are translated at the average exchange rate in effect during the period. Foreign currency transaction gains and losses are included as a component of other income (expense), net in the Company’s consolidated statements of operations (see Note 12).

Recent Accounting Pronouncements—In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for the Company on October 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its consolidated financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in the financial statements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 157 will have, if any, on its consolidated financial position, results of operations or cash flows.

In September 2006, FASB ratified EITF Issue No. 06-1, Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider (“EITF 06-1”). Under EITF 06-1, consideration received by a service provider’s end-customer from a manufacturer or reseller constitutes consideration given by the service provider to the end-customer if the manufacturer or reseller is required by contract with the service provider to provide consideration to the end-customer. If such a contractual arrangement exists, classification of the consideration in the service provider’s income statement depends on the form of the consideration received by the end-customer. Cash consideration would be reported as a reduction of revenue; non-cash consideration, as defined in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), including free or discounted product, would be reported as an expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect that the adoption of EITF 06-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect that the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. Registrants must begin to apply the provisions of SAB 108 no later than the annual financial statements for their first fiscal year ending after November 15, 2006. The Company does not expect that the adoption of SAB 108 will have a material effect on its consolidated financial position, results of operations or cash flows.

2. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of October 1, 2005. As a result, the Company reclassified warrants with a book value of $7,893,000 from redeemable convertible preferred stock to preferred warrant liability in the Company’s consolidated balance sheet and recorded a gain of $1,421,000, or $0.09 per share for the cumulative effect of change in accounting principle. The Company also recorded expense of $907,000 and $1,017,000 in its consolidated statements of operations to reflect the change in fair value of warrants for the years ended September 30, 2006 and 2007, respectively. There is no tax effect associated with the gain recorded as of October 1, 2005 or the subsequent fair value adjustments. See Notes 4 and 5 for a description of the assumptions related to the determination of fair value of these warrants.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. NET LOSS PER SHARE

Historical—Basic net loss per share is computed by dividing consolidated net loss by the weighted average number of vested common shares outstanding during each period. The Company’s potentially dilutive shares, which include outstanding common stock options, redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

The following details the calculation of net loss per share for the periods presented (in thousands, except per share data):

	Years Ended September 30,
	2005	2006	2007
Net loss attributable to common stockholders	$(22,219)	$(21,045)	$(28,071)

Basic and diluted shares:
Weighted average common shares outstanding	14,456	15,516	17,281
Weighted average unvested common shares subject to repurchase	(60)	(374)	(928)

Weighted average shares used to compute basic and diluted net loss per share	14,396	15,142	16,353

Net loss per share attributable to common stockholders—basic and diluted	$(1.54)	$(1.39)	$(1.72)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	September 30,
	2005	2006	2007
Redeemable convertible preferred stock	130,457,237	159,296,455	168,133,864
Stock options outstanding	22,593,629	29,929,526	42,861,396
Warrants to purchase redeemable convertible preferred stock	14,482,024	25,807,905	25,936,605
Unvested common stock subject to repurchase	87,382	1,053,816	863,515

Unaudited Pro Forma Net Loss per Share—In October 2007, the Board authorized management to file a registration statement with the SEC in order for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B-1, Series C, Series D, Series D' and Series E redeemable convertible preferred stock outstanding at the time of the offering will automatically convert into 168,133,864 shares of common stock.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. NET LOSS PER SHARE (Continued)

The unaudited pro forma basic and diluted net loss per common share calculations for the year ended September 30, 2007 assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the if-converted method, as though the conversion had occurred on October 1, 2006 or on the original dates of issuance for redeemable convertible preferred stock issued after October 1, 2006 (in thousands, except per share data).

Year Ended September 30,

2007
Net loss attributable to common stockholders	$(28,071)
Add:
Accretion of redemption value on redeemable convertible preferred stock	15,710
Change in fair value of preferred warrant liability	1,017

Pro forma net loss	$(11,344)

Weighted average common shares used to compute historical basic and diluted net loss per share	16,353
Pro forma adjustment to reflect assumed weighted average conversion of redeemable convertible preferred stock to common stock	168,110

Weighted average common shares used to compute pro forma basic and diluted net loss per share	184,463

Pro forma basic and diluted net loss per share	$(0.06)

4. FINANCIAL STATEMENT DETAILS

Property and Equipment—Property and equipment consist of the following (in thousands):

	September 30,
	2006	2007
Computer and data center equipment	$9,655	$17,009
Software	4,338	6,522
Machinery and equipment	573	801
Leasehold improvements	1,208	2,322
Furniture and fixtures	286	613
Assets to be deployed	3,359	2,556

Property and equipment, cost	19,419	29,823
Accumulated depreciation and amortization	(6,845)	(12,465)

Property and equipment, net	$12,574	$17,358

The amount reflected in equipment cost at September 30, 2006 and 2007 includes $1,802,000 and $6,123,000, respectively, of assets under capital leases. At September 30, 2006 and 2007, the net book value of assets under capital leases was $800,000 and $4,686,000, respectively.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. FINANCIAL STATEMENT DETAILS (Continued)

Accrued Expenses and Other Current Liabilities—Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30,
	2006	2007
Accrued compensation	$1,381	$1,689
Accrued royalties and claims	2,248	2,320
Accrued professional fees	1,852	1,245
Installment payable—current portion	665	774
Accrued facility costs	413	447
Accrued warranty	103	24
Other	511	573

Total accrued expenses and other current liabilities	$7,173	$7,072

Warranty Costs—The following table presents changes in the warranty accrual, which is included in accrued expenses and other current liabilities in the Company’s consolidated balance sheets (in thousands):

	Years Ended September 30,
	2005	2006	2007
Balance at beginning of year	$6,140	$534	$103
Change in pre-existing warranty balance	(58)	(477)	(25)
Warranties issued during current period	414	65	1
Settlements	(5,962)	(19)	(55)

Balance at end of year	$534	$103	$24

Deferred Revenues—Deferred revenues consist of the following (in thousands):

	September 30,
	2006	2007
Deferred service revenues	$6,272	$10,414
Deferred product revenues	5,924	216

Total deferred revenues	12,196	10,630
Less current portion	(9,140)	(6,097)

Long-term portion	$3,056	$4,533

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. FINANCIAL STATEMENT DETAILS (Continued)

Preferred Warrant Liability—Warrants outstanding to purchase the Company’s redeemable convertible preferred stock consist of the following (in thousands, except share and per share data):

	Contractual term (Years)	Series	Exercise price per share	Shares as of		Fair Value as of
Issue date				September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007
Jan-02	7	Preferred B-1	$1.3741	68,512	68,512	$4	$6
May-02	7	Preferred C	0.0100	544,798	544,798	294	457
Feb-03	7	Preferred D	0.9007	5,870,424	5,870,424	2,737	2,719
Dec-03	7	Preferred D	0.9007	33,307	33,307	18	18
Sep-04	7	Preferred D	0.9007	6,588	6,588	4	4
Feb-04	7	Preferred D'	0.9007	3,371,179	3,371,179	2,125	2,306
Jul-04	7	Preferred D'	0.9007	2,754,750	2,754,750	1,802	1,969
Nov-05	3	Preferred D'	0.9007	1,539,914	1,539,914	661	774
Nov-05	7	Preferred D'	0.9007	3,330,742	3,330,742	2,509	2,757
Sep-06	3	Preferred D'	0.9007	1,924,892	1,924,892	970	1,111
Oct-06	7	Preferred E	1.1655	—	128,700	—	59

				19,445,106	19,573,806	$11,124	$12,180

All warrants to purchase redeemable convertible preferred stock will either (i) terminate if not exercised prior to the closing of this offering; (ii) be automatically exercised on a cashless basis immediately prior to the closing of this offering, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of this offering; or (iii) convert into warrants to purchase shares of common stock at the applicable conversion rate for the related redeemable convertible preferred stock immediately prior to the closing of this offering.

The fair value of the above warrants was determined using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model using the following assumptions:

	September 30,
	2006	2007
Risk-free interest rate	4.6% – 4.7%	4.0% – 4.3%
Estimated volatility	51.7% – 69.7%	47.6% – 63.3%
Expected dividend yield	0.0%	0.0%
Remaining contractual term (years)	2.1 – 6.1	1.1 – 6.0

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of September 30, 2007, the amounts, terms and liquidation values of redeemable convertible preferred stock are summarized as follows (in thousands, except share and per share data):

Series	Original Issue Price per Share	Designated	Outstanding	Carrying Value	Dividends per Share(1)

Preferred A	$1.0800	9,907,407	9,907,407	$16,636	$0.0860
Preferred B-1	1.4596	12,318,444	12,249,932	26,398	0.1168
Preferred C	1.2371	16,271,453	15,726,655	22,118	0.0990
Preferred D	0.9007	45,073,258	39,136,220	47,625	0.0721
Preferred D'	0.9007	79,000,000	63,044,509	68,167	0.0721
Preferred E	1.1655	12,870,000	8,837,409	11,092	0.0932
Paid-in capital ascribed to preferred stock warrants		—	—	5,587

		175,440,562	148,902,132	$197,623

Series	Liquidation Value per Share(2)	Liquidation Preference(2)	Conversion Ratio to Common Stock	Redemption Price per Share(3)
				Original	Additional per Annum

Preferred A	$1.0800	$10,700	1.0000	$1.0800	$0.0860
Preferred B-1	1.4596	17,980	1.0323	1.4596	0.1168
Preferred C	1.2371	20,129	1.0000	1.2371	0.0990
Preferred D	1.6395	73,854	1.0000	0.9007	0.0721
Preferred D'	1.5674	122,086	1.2988	0.9007	0.0721
Preferred E	1.1655	10,450	1.0000	1.1655	0.0932

		$255,199

(1)	Dividends for the holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock are non-cumulative and dividends for the holders of Series D and Series D' redeemable convertible preferred stock are cumulative. These dividends are only payable when and if declared by the Board. No dividends have been declared on any class of stock as of September 30, 2007. These dividends do not include Liquidation Dividends (as defined under —Dividend Rights below) that are payable to the holders of Series D and Series D' redeemable convertible preferred stock on a liquidation event.
(2)	The liquidation value disclosed herein represents the liquidation value assuming the Company is liquidated at a value equal to or less than $250,000,000 and that all preferred stock warrants are exercised for cash as of September 30, 2007. The liquidation value also includes Liquidation Dividends payable to holders of Series D and Series D' redeemable convertible preferred stock that is payable on a liquidation event. The ultimate liquidation value of the redeemable convertible preferred stock will be determined based on the Company’s value upon liquidation.
(3)	No preferred stockholders have voted to invoke their redemption rights by a vote of a majority of preferred stockholders. If the preferred stockholders were to vote to effect a redemption, the earliest the preferred stock could be redeemed is January 2008.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

The issuances of the Company’s redeemable convertible preferred stock were as follows:

In September 2000, the Company issued 8,081,282 shares of Series A redeemable convertible preferred stock at $1.08 per share for cash proceeds of $7,238,000 (net of issuance costs of $62,000) and the conversion of $1,428,000 of promissory notes.

In December 2000, the Company issued 1,826,125 shares of Series A redeemable convertible preferred stock at $1.08 per share for cash proceeds of $1,971,000 (net of issuance costs of $1,000).

In July and September 2001, the Company issued an aggregate of 12,249,932 shares of Series B-1 redeemable convertible preferred stock at $1.4596 per share for cash proceeds of $17,782,000 (net of issuance costs of $98,000). In connection with the issuance of its Series B-1 redeemable convertible preferred stock, the Company issued the Series B-1 stockholders options to purchase a total of 7,347,927 shares of Series B-2 redeemable convertible preferred stock at a price of $2.52 per share (the “Series B-2 Options”). These options were exercisable at any time until July 20, 2002. The Company allocated $1,414,000 of the net proceeds from the issuance of the Series B-1 redeemable convertible preferred stock as the estimated value of the Series B-2 Options. None of the Series B-2 Options were exercised during their contractual life and all Series B-2 options expired on July 20, 2002.

In May and September 2002, the Company issued an aggregate of 10,497,712 shares of Series C redeemable convertible preferred stock at $1.2371 per share for cash proceeds of $12,920,000 (net of issuance costs of $66,000). In connection with the issuance of its Series C redeemable convertible preferred stock, the Company issued the Series C stockholders warrants to purchase a total of 5,773,741 shares of Series C redeemable convertible preferred stock at a price of $0.01 per share (the “Series C Warrants”). These warrants are exercisable at any time until seven years from the date of issuance, subject to provisions for earlier termination upon the occurrence of certain events. The Company allocated $4,608,000 of the net proceeds from the issuance of Series C redeemable convertible preferred stock as the estimated value of the Series C Warrants. As of September 30, 2007, 5,228,943 Series C Warrants had been exercised. Upon the occurrence of an initial public offering of the Company’s common stock at a price per share of not less than $3.24 per share (as adjusted for any stock, dividends, combinations, or splits) with aggregate proceeds to the Company of greater than $25,000,000, unless previously exercised, the remaining warrants to purchase 544,798 shares of Series C redeemable convertible preferred stock will terminate. In October 2005, the Company reclassified the remaining outstanding 544,798 Series C Warrants from stockholders’ deficit to preferred warrant liability upon the adoption of FSP 150-5 (see Notes 2 and 4).

In January and February 2003, the Company issued an aggregate of 39,136,220 shares of Series D redeemable convertible preferred stock at $0.9007 per share for cash proceeds of $35,055,000 (net of issuance costs of $195,000). In connection with the issuance of its Series D redeemable convertible preferred stock, the Company issued the Series D stockholders warrants to purchase a total of 5,870,424 shares of Series D redeemable convertible preferred stock at a price of $0.9007 per share (the “Series D Warrants”). These warrants are exercisable at any time until seven years from the date of issuance, subject to provisions for earlier termination upon the occurrence of certain events. The Company allocated $3,619,000 of the net proceeds from the issuance of Series D redeemable convertible preferred stock as the estimated value of the Series D Warrants. As of September 30, 2007, no Series D warrants have been exercised. Upon the occurrence of a Qualified IPO (as defined under —Conversion Rights below), unless previously exercised, the Series D warrants will terminate. In October 2005, the Company reclassified the outstanding 5,870,424 Series D Warrants from stockholders’ deficit to preferred warrant liability upon the adoption of FSP 150-5 (see Notes 2 and 4).

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

In February, June and July 2004, the Company issued an aggregate of 40,839,559 shares of Series D' redeemable convertible preferred stock at $0.9007 per share for cash proceeds of $36,701,000 (net of issuance costs of $83,000). In connection with the issuance of Series D' redeemable convertible preferred stock, the Company issued the Series D' stockholders warrants to purchase a total of 6,125,929 shares of Series D' redeemable convertible preferred stock at a price of $0.9007 per share (the “Series D' Warrants”). These warrants are exercisable at any time until seven years from the date of issuance, subject to mandatory exercise provisions upon the occurrence of certain events. The Company allocated $3,747,000 of the net proceeds from the issuance of its Series D' redeemable convertible preferred stock as the estimated value of the Series D' Warrants. As of September 30, 2007, no Series D' Warrants have been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, the Series D' warrants will be automatically exercised on a cashless basis, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of the Qualified IPO. In October 2005, the Company reclassified the outstanding 6,125,929 Series D' Warrants from stockholders’ deficit to preferred warrant liability upon the adoption of FSP 150-5 (see Notes 2 and 4).

In November 2005, the Company issued 22,204,950 shares of Series D' redeemable convertible preferred stock at $0.9007 per share for cash proceeds of $19,950,000 (net of issuance costs of $50,000). In connection with the issuance of Series D' redeemable convertible preferred stock, the Company issued the Series D' stockholders warrants to purchase a total of 3,330,742 shares of Series D' redeemable convertible preferred stock at a price of $0.9007 per share. These warrants are exercisable at any time until seven years from the date of issuance, subject to mandatory exercise provisions upon the occurrence of certain events. The Company allocated $2,156,000 of the net proceeds from the issuance of Series D' redeemable convertible preferred stock as the estimated fair value of the Series D' warrants, which was recorded in preferred warrant liability in the consolidated balance sheet in accordance with FSP 150-5 (see Notes 2 and 4). The Company determined the fair value of these warrants using the Black-Scholes option-pricing model with the following assumptions: estimated volatility of 74.6%, zero dividend yield, contractual life of seven years and risk free interest rate of 4.6%. As of September 30, 2007, no Series D' warrants have been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, the warrants will be automatically exercised on a cashless basis, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of the Qualified IPO.

In October 2006, the Company issued 8,837,409 shares of Series E redeemable convertible preferred stock at $1.1655 per share for cash proceeds $10,246,000 (net of issuance costs of $54,000).

The significant terms and conditions of the redeemable convertible preferred stock as of September 30, 2007, are as follows:

Dividend Rights—The holders of Series D and Series D' redeemable convertible preferred stock are entitled to receive, prior to any payment of dividends to the holders of any other class or series of stock, cumulative dividends of $0.0721 per share per annum (as adjusted for any stock dividends, combinations, or splits with respect to such series), when and if declared by the Board.

In addition to such cumulative dividends, the holders of Series D and Series D' redeemable convertible preferred stock are entitled to receive cumulative dividends in the event of any liquidation, dissolution, or winding up of the Company (“Liquidation Dividends”), whether voluntary or involuntary. The amounts of such Liquidation Dividends are described under —Liquidation Preference below.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

The holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock are entitled to receive, prior to any payment of dividends to the holders of common stock, non-cumulative annual dividends at a rate of $0.086, $0.1168, $0.0990 and $0.0932 per share (as adjusted for any stock dividends, combinations, or splits with respect to such series), respectively, when and if declared by the Board.

If additional dividends are declared by the Board, after the holders of the Series A, Series B-1, Series C, Series D, Series D' and Series E redeemable convertible preferred stock have received the dividend payments to which they are entitled (other than Liquidation Dividends), then such dividends shall be paid to each of such holders and to each holder of the Company’s common stock on a pari passu, as-converted to common stock basis.

No dividends have been declared on any class of stock as of September 30, 2007.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or upon a change of control of the Company or sale of all or substantially all of the Company’s assets, the holders of Series D and Series D' redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution on any other series or class of stock, an amount equal to:

•

$1.3511 per share, plus Liquidation Dividends of $0.0721 per annum (as adjusted for any stock dividends, combinations, or splits with respect to such series), if the valuation of the Company is less than or equal to $250,000,000;

•

$0.9007 per share, plus Liquidation Dividends of $0.045 per annum (as adjusted for any stock dividends, combinations, or splits with respect to such series), if the valuation of the Company is between $250,000,000 and $500,000,000;

•	$0.9007 per share (as adjusted for any stock dividends, combinations, or splits with respect to such series), if the valuation of the Company is greater than $500,000,000; or

•

in a circumstance in which the valuation of the Company is greater than $250,000,000 but the amount to be paid to the holders of Series D and Series D' redeemable convertible preferred stock is less than the amount that would have been paid to the holders of Series D and Series D' redeemable convertible preferred stock had the valuation of the Company been $250,000,000 or less (the “Minimum Consideration”), the Minimum Consideration.

If the assets and funds distributed among the holders of Series D and Series D' redeemable convertible preferred stock are insufficient to permit the payment to such holders of their full preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series D and Series D' redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the distribution in full of the liquidation preferences described above to the holders of Series D and Series D' redeemable convertible preferred stock, the holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock are entitled to receive, on a pari passu basis, prior and in preference to any distribution to the holders of common stock, an amount equal to $1.08, $1.4596, $1.2371 and $1.1655 per share, respectively, plus all declared but unpaid dividends. If the assets and funds distributed among the holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock are insufficient to permit the payment to such holders of their full preferential amount, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock in proportion to the preferential amount each such

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

holder is otherwise entitled to receive. Upon the completion of the distribution to the holders of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock, any remaining assets and funds of the Company available for distribution shall be distributed pro rata among the holders of shares of Series D and Series D' redeemable convertible preferred stock and holders of shares of common stock based on the number of shares of common stock held, on an as-converted basis.

Conversion Rights—Each share of Series A redeemable convertible preferred stock is convertible into one share of common stock and is not entitled to price based anti-dilution. Each share of Series C, Series D and Series E redeemable convertible preferred stock is convertible into one share of common stock, subject to adjustments for price-based anti-dilution. Each share of Series B-1 redeemable convertible preferred stock is convertible into 1.0323 shares of common stock, subject to adjustments for price-based anti-dilution. Each share of Series D' redeemable convertible preferred stock is convertible into 1.2988 shares of common stock, subject to adjustments for price-based anti-dilution. Each share of redeemable convertible preferred stock shall automatically be converted into common stock upon the earlier of (i) the date specified by vote or written consent of the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock, including at least two-thirds of the outstanding Series D and Series D' redeemable convertible preferred stock, voting together as a single class, or (ii) a public offering of stock at an offering price that values the Company at not less than $373,000,000 and in which the aggregate proceeds to the Company exceed $35,000,000 (a “Qualified IPO”).

Redemption—The holders of at least a majority of the redeemable convertible preferred stock, voting together as a single class, may require the Company to redeem all or a portion of the outstanding redeemable convertible preferred stock in three annual installments beginning any time after January 27, 2008 and ending on the earlier of (i) January 27, 2010, or (ii) the date a Qualified IPO is consummated. The redemption prices for the Series A, Series B-1, Series C, Series D, Series D' and Series E redeemable convertible preferred stock are $1.08, $1.4596, $1.2371, $0.9007, $0.9007 and $1.1655 per share, respectively, (as adjusted for any stock dividends, combinations, or splits with respect to such series) plus any declared but unpaid dividends. In addition, the Series A, Series B-1, Series C, Series D, Series D' and Series E stockholders will receive an amount per share equal to $0.086, $0.1168, $0.0990, $0.0721, $0.0721 and $0.0932, respectively, per annum from the date on which such shares were first issued (as adjusted for any stock dividends, combinations, or splits with respect to such series) (the “Additional Redemption Amount”). If the funds legally available for redemption are insufficient to redeem all the Series A, Series B-1, Series C, Series D, Series D' and Series E redeemable convertible preferred stock to be redeemed on a redemption date, then such funds shall be first used to redeem the Series D and Series D' redeemable convertible preferred stock. If the funds legally available for redemption are insufficient to redeem all the Series D and Series D' redeemable convertible preferred stock, then any available funds shall be distributed ratably among the holders of Series D and Series D' redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive. After full redemption of the Series D and Series D' redeemable convertible preferred stock, any remaining funds will be used to redeem the shares of Series A, Series B-1, Series C and Series E redeemable convertible preferred stock on a pro-rata basis.

The Company records accretion for the difference between the initial recorded value of the outstanding redeemable convertible preferred stock and the redemption price plus the Additional Redemption Amount over the redemption period. In addition, because the exercise price of the Series C Warrants is significantly lower than the fair value of the underlying stock, management considers it probable that these warrants will be exercised. Accordingly, the Company records accretion for the difference between the value ascribed to Series C Warrants and the redemption price of the underlying shares on the date the Series C Warrants were issued. The Company

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

has recorded accretion of $12,309,000, $14,477,000 and $15,710,000 related to the redeemable convertible preferred stock and Series C Warrants for the years ended September 30, 2005, 2006 and 2007, respectively.

Voting Rights—Each share of Series A, Series B-1, Series C, Series D, Series D' and Series E redeemable convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

Registration and Other Rights—The holders of redeemable convertible preferred stock have certain registration rights, which expire five years after the consummation of an initial public offering by the Company. Holders of redeemable convertible preferred stock that hold greater than a certain number of preferred shares and/or common shares also have a right of first offer with respect to future sales of the Company’s stock. The right of first offer expires upon an acquisition of all or substantially all of the Company’s assets, an acquisition or merger of the Company which results in a change of control or a Qualified IPO.

Additional Redeemable Convertible Preferred Stock Warrants—During the year ended September 30, 2002, the Company issued a warrant to purchase 68,512 shares of Series B-1 redeemable convertible preferred stock at $1.4596 per share, which was subsequently adjusted to $1.3741 per share, in connection with a capital lease financing. The warrant is immediately exercisable and expires in 2009. The Company determined the fair value of such warrant using the Black-Scholes option-pricing model with the following assumptions: estimated volatility of 85.0%, zero dividend yield, contractual life of seven years and risk-free interest rate of 4.6%. The Company recorded the fair value of such warrants of $66,000 as a discount to the related capital lease obligations, which is being amortized as additional interest expense over the term of the financing arrangement. As of September 30, 2007, this warrant had not been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, such warrant will automatically convert into a warrant to purchase 70,724 shares of the Company’s common stock at $1.3311 per share. In October 2005, the Company reclassified the fair value of the warrant from stockholders’ deficit to preferred warrant liability upon the adoption of FSP 150-5 (see Notes 2 and 4). Subsequent changes in fair value of the warrant have been recorded as change in fair value of preferred warrant liability in other income (expense), net on the Company’s consolidated statements of operations.

During the year ended September 30, 2004, the Company issued warrants to purchase 33,307 and 6,588 shares of Series D redeemable convertible preferred stock at $0.9007 per share in connection with capital lease financings. The warrants are immediately exercisable and expire in December 2010 and September 2011, respectively. The Company determined the fair value of such warrants using the Black-Scholes option-pricing model with the following assumptions: estimated volatility of 85.0%, zero dividend yield, contractual life of seven years and risk-free interest rate of 3.9%. The Company recorded the fair value of such warrants of $22,000 as a discount to the related capital lease obligations, which is being amortized as additional interest expense over the term of the financing arrangement. As of September 30, 2007, the warrants have not been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, such warrants will automatically convert into warrants to purchase 39,895 shares of the Company’s common stock at $0.9007 per share. In October 2005, the Company reclassified the fair value of the warrants from stockholders’ deficit to preferred warrant liability upon the adoption of FSP 150-5 (see Notes 2 and 4). Subsequent changes in fair value of the warrant have been recorded as change in fair value of preferred warrant liability in other income (expense), net on the Company’s consolidated statements of operations.

In March 2005, the Company entered into an agreement with T-Mobile under which the Company agreed to grant a venture fund controlled by T-Mobile (the “T-Mobile Venture Fund”) a warrant to purchase 1,539,914 shares of Series D' redeemable convertible preferred stock at an exercise price of $0.9007 per share in consideration for T-Mobile’s launch of the Company’s mobile data services in Germany. In June 2005, in

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

connection with such launch, the Company recorded the fair value of the commitment to issue such warrant of $751,000 as accrued expenses and other current liabilities, since the underlying warrant was not authorized by the Company’s stockholders and hence was not issued. The Company determined the fair value of the obligation to issue such warrant using the Black-Scholes option-pricing model to value the underlying warrant with the following assumptions: estimated volatility of 74.0%, zero dividend yield, contractual life of 3.5 years and risk free interest rate of 3.6%. As of September 30, 2005, the Company remeasured the warrant’s fair value and adjusted the balance of the liability recorded in accrued expenses and other liabilities to $729,000, which was correspondingly recorded as a reduction in service revenues in conjunction with the recognition of cumulative deferred revenues related to the T-Mobile USA arrangement in September 2005. In November 2005, the Company issued the warrant to the T-Mobile Venture Fund as committed, remeasured the fair value of the warrant to $608,000 and reclassified the fair value of the warrant to preferred warrant liability in the consolidated balance sheets. Subsequent changes in fair value of the warrant have been recorded as change in fair value of preferred warrant liability in other income (expense), net on the Company’s consolidated statements of operations (see Notes 2 and 4). The warrant is exercisable immediately and expires three years from the issuance date, subject to mandatory exercise provisions upon the occurrence of certain events. As of September 30, 2007, the warrant has not been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, the warrant will be automatically exercised on a cashless basis, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of the Qualified IPO.

In September 2006, the Company entered into a software license, product development and distribution agreement with Motorola. In conjunction with such agreement, the Company issued Motorola a warrant to purchase 3,849,783 shares of Series D' redeemable convertible preferred stock at $0.9007 per share. The warrant is exercisable immediately and expires three years from the issuance date, subject to mandatory exercise provisions upon the occurrence of certain events. Motorola is entitled to exercise the unvested portion of the warrant to purchase unvested common shares under the warrant; however, the Company has a right to repurchase the unvested common shares at the original exercise price. Upon the signing of the agreement, 50% of the common shares subject to the warrant vested. The remaining common shares subject to the warrant will vest if Motorola delivers certain performance requirements by December 31, 2007. The Company determined the fair value of the vested portion of the warrant using the Black-Scholes option-pricing model with the following assumptions: estimated volatility of 55.2%, zero dividend yield, contractual life of three years and risk-free interest rate of 4.7%. The Company recorded the fair value of the vested portion of the warrant with respect to 1,924,892 shares of Series D' redeemable convertible preferred stock of $982,000 as an increase in research and development expense and a corresponding increase in preferred warrant liability during the year ended September 30, 2006. Subsequent changes in fair value of the vested portion of the warrant have been recorded as change in fair value of preferred warrant liability in other income (expense), net on the Company’s consolidated statements of operations (see Notes 2 and 4). In addition, the Company will estimate and recognize the fair value of the unvested portion of the warrant as expense at such time as Motorola meets the performance requirements. As of September 30, 2007, the warrant has not been exercised. Upon the occurrence of a Qualified IPO, unless previously exercised, the warrant will be automatically exercised on a cashless basis, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of the Qualified IPO.

In October 2006, the Company issued a warrant to purchase 128,700 shares of Series E redeemable convertible preferred stock at $1.1655 per share in connection with a capital lease financing. The warrant is immediately exercisable and expires in October 2013, subject to mandatory exercise provisions upon the occurrence of certain events. The Company determined the fair value of the warrant using the Black-Scholes

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK (Continued)

option-pricing model with the following assumptions: estimated volatility of 70.3%, zero dividend yield, contractual life of seven years and risk-free interest rate of 4.8%. The Company recorded the fair value of such warrant of $39,000 as a discount to the related capital lease obligation, which is being amortized as additional interest expense over the term of the financing arrangement and a corresponding liability as a preferred warrant liability on the Company’s consolidated balance sheets. Subsequent changes in fair value of the warrant have been recorded as change in fair value of preferred warrant liability in other income (expense), net on the Company’s consolidated statements of operations (see Notes 2 and 4). Upon the occurrence of a Qualified IPO, unless previously exercised, the warrant will be automatically exercised on a cashless basis, resulting in the net issuance of that number of shares of the Company’s common stock as is determined based upon the fair market value of the common stock immediately prior to the closing of the Qualified IPO.

6. STOCKHOLDERS’ DEFICIT

As of September 30, 2007, the Company has reserved shares of common stock for the conversion of redeemable convertible preferred stock, the exercise of warrants to purchase the Company’s redeemable convertible preferred stock and the issuance of options granted under the Company’s stock option plan as follows:

Redeemable convertible preferred stock	168,133,864
Warrants to purchase redeemable convertible preferred stock	25,936,605
Stock option plan	44,917,590

238,988,059

Early Exercise of Stock Options—Certain stock options granted by the Company are exercisable at the date of grant with unvested shares subject to repurchase by the Company in the event of voluntary or involuntary termination of employment of the stockholder. Effective October 1, 2006, in accordance with SFAS 123(R), cash received from all such exercises of options granted on or after October 1, 2006 is recorded as a liability on the balance sheet and reclassified into stockholders’ deficit as the options vest. Prior to October 1, 2006, in accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the consideration received from the exercise of stock options granted or modified after March 21, 2002, and subject to repurchase at the original exercise price, was recorded as a liability and reclassified to stockholders’ deficit as the common stock vested, while consideration received from the exercise of stock options granted or modified after March 21, 2002, and subject to repurchase at the lesser of the original exercise price or fair market value, was recorded in stockholders’ deficit.

On June 9, 2006, the Company’s Board approved an amendment to the 2000 Stock Option/Stock Issuance Plan (the “Plan”), under which the repurchase price of unvested shares of stock options issued subsequent to June 9, 2006 by the Company will be at the lower of the fair market value of the underlying common stock at the shareholder’s cessation of service or the original exercise price. Prior to June 9, 2006, the repurchase price of unvested shares of stock options by the Company was at the original exercise price.

As of September 30, 2006 and 2007, 1,053,816 and 863,515 shares of common stock were subject to repurchase by the Company. Included in these amounts were 606,835 and 485,167 shares of common stock, respectively, that were either granted prior to June 10, 2006 and subject to repurchase by the Company at the original exercise price, or granted subsequent to October 1, 2006. The corresponding exercise value of $152,000 and $157,000 as of September 30, 2006 and 2007, respectively, is recorded in accrued expenses and other current liabilities on the Company’s consolidated balance sheets.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCKHOLDERS’ DEFICIT (Continued)

The activity for the year ended September 30, 2007 of unvested shares acquired through the early exercise of options granted to employees is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares at September 30, 2006	1,053,816	$0.25
Early exercise of options	391,934	0.34
Vested	(523,380)	0.25
Repurchased	(58,855)	0.25

Unvested shares at September 30, 2007	863,515	0.29

Stock Option Plan—In October 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the “Plan”) which is divided into two separate equity programs: (1) an option grant program under which eligible employees, consultants and independent advisors may be granted both incentive and non statutory options to purchase shares of common stock, and (2) a stock issuance program under which eligible employees, consultants and independent advisors may be issued shares of common stock directly, either through immediate purchase of such shares or as consideration for services rendered to the Company (“Stock Purchase Rights”). As of September 30, 2007, 51,207,696 shares of common stock are authorized for issuance under the Plan. The Company issues new shares of common stock upon the exercise of options or Stock Purchase Rights.

The Plan permits Stock Purchase Rights and non statutory stock options to be granted at prices no less than 85% of the fair market value per share of the Company’s common stock on the option grant date. Incentive options must be granted at prices no less than 100% of the fair market value per share of common stock on the option grant date. If the Stock Purchase Rights or options are granted to a 10% stockholder, then the purchase or exercise price per share may not be less than 110% of the fair market value per share of the Company’s common stock on the grant date. Stock option grants are generally immediately exercisable and options generally expire ten years from the date of grant. Vesting terms under the Plan are generally over 48 months, which include certain grants vesting based on 2.08% of the shares per month and certain grants vesting based on a one year cliff of 25% of the shares and 2.08% of the shares monthly thereafter. As of September 30, 2007, 2,056,194 shares were available for future grant under the Plan.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCKHOLDERS’ DEFICIT (Continued)

A summary of option activity under the Plan for the year ended September 30, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
				(In thousands)
Outstanding at September 30, 2006	29,929,526	$0.25
Granted at fair value (weighted average grant date fair value of $0.31)	15,290,200	0.55
Exercised	(1,172,748)	0.28
Canceled	(1,185,582)	0.31

Outstanding at September 30, 2007	42,861,396	0.35	7.9	$12,671

Exercisable at September 30, 2007	20,130,669	0.26	6.5	7,823

Vested and expected to vest at September 30, 2007	40,336,775	0.35	7.8	12,184

The weighted average grant date fair value per share of employee stock options granted during the years ended September 30, 2005 and 2006 was $0.04 and $0.06, respectively. Such fair value was determined by using the minimum value method pursuant to SFAS 123.

As required by SFAS 123(R), the Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

The aggregate intrinsic value of options in the table above is the total pretax intrinsic value (i.e. the difference between the estimated fair value of the Company’s common stock on September 30, 2007 and the exercise price, multiplied by the number of shares issuable upon exercise of the option) that would have been received by the option holders had all option holders exercised their options on September 30, 2007. The aggregate intrinsic value of options exercised was approximately $15,000, $8,000, and $298,000 in the years ended September 30, 2005, 2006 and 2007, respectively.

Stock-Based Compensation—Effective October 1, 2006, the Company adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. In March 2005, the SEC issued SAB Topic 14, Share Based Payment (“SAB 107”) and the Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Prior to October 1, 2006, the Company accounted for share-based payments using the intrinsic value method in accordance with APB 25, as permitted by SFAS 123. Under APB 25, stock-based compensation expense was recognized only when the fair market value of the Company’s common stock issuable upon exercise of stock options granted to employees and directors was greater than the exercise price of such options at the date of grant. Accordingly, no stock-based employee compensation expense has been reflected in the consolidated statements of operations for the years ended September 30, 2005 and 2006 as all options granted had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123(R) using the prospective transition method. Under that transition method, stock-based compensation cost recognized in the year ended September 30, 2007 includes stock-based compensation cost for all share-based payments granted on or modified and subsequent to October 1, 2006, based on the fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires companies to

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCKHOLDERS’ DEFICIT (Continued)

estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In accordance with the prospective transition method, prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R) and share-based awards granted prior to October 1, 2006 continue to be accounted for in accordance with APB 25.

The following stock-based compensation expense was recorded under SFAS 123(R) in the Company’s consolidated statements of operations (in thousands) in the year ended September 30, 2007:

Cost of revenues	$82
Research and development	144
Sales and marketing	30
General and administrative	73

As a result of adopting SFAS 123(R) on October 1, 2006, the Company’s loss before income taxes and cumulative effect of change in accounting principle and net loss for the year ended September 30, 2007 is $329,000 higher than if the Company had continued to account for stock-based compensation under APB 25. Diluted net loss per share for the year ended September 30, 2007 is $0.02 higher than if the Company had continued to account for stock-based compensation under APB 25. There was no compensation cost capitalized as part of an asset in the year ended September 30, 2007. The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to employee stock-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carryforwards.

As of September 30, 2007, the total compensation cost related to unvested stock-based awards granted to employees under the Company’s stock option plans but not yet recognized was $3,828,000, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 3.7 years and will be adjusted for subsequent changes in estimated forfeitures.

The Company uses the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions including the expected life of the stock-based award and the estimated stock volatility. The assumptions discussed herein represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different. In addition, under SFAS 123(R), the Company is expected to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, the stock-based compensation expense could be materially different.

For the year ended September 30, 2007, the Company estimated the fair value of each option on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions:

Estimated volatility	59.4%
Expected dividend yield	0.0%
Expected life (years)	5.3
Weighted average risk-free interest rate	5.0%

Estimated volatility—Since its adoption of SFAS 123(R), the Company has calculated volatility based upon the trading history and implied volatility of the common stock of comparable technology companies. Comparable

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCKHOLDERS’ DEFICIT (Continued)

companies include other public companies in the technology industry similar in size, stage of development and financial leverage.

Expected dividend yield—The Company has not declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Therefore, the Company uses an expected dividend yield of zero.

Weighted average risk-free interest rate —The Company bases the weighted average risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturity securities with the same or substantially equivalent remaining term as its stock options.

Expected life—The Company’s expected life represents the period that the Company’s share-based awards are expected to be outstanding. Upon the adoption of SFAS 123(R) on October 1, 2006, as permitted by SAB 107, the Company adopted a temporary “shortcut approach” to developing the estimate of the expected term of an employee stock option through March 31, 2007. Under this approach, the expected life is presumed to be the mid-point between the vesting date and the contractual end of the option. Under the original guidance in SAB 107, the “short-cut approach” was not expected to be permitted for options granted, modified or settled after December 31, 2007. Commencing April 1, 2007, the Company has estimated the expected life of employee stock options based on the expected terms of options granted by publicly-traded peers and the historical experience of the Company’s similar awards.

Estimated forfeitures—SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates. When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

Equity Awards Issued to Non-employees—Under the Plan, the Company issued 30,000, 5,000 and 50,000 stock options to non-employees during the years ended September 30, 2005, 2006 and 2007, respectively. As of September 30, 2006 and 2007, 5,000 and 47,159 non-employee options had not yet vested and are subject to variable accounting, respectively. The fair value of the options granted to non-employees for the years ended September 30, 2005, 2006 and 2007 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended September 30,
	2005	2006	2007
Estimated volatility	85.0%	85.0%	63.5%-70.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (years)	10.0	9.0	6.6-10.0
Weighted average risk-free interest rate	4.0%	4.0%	4.3%-5.0%

In April 2005, a grantee changed from employee to non-employee status. The Company used the Black-Scholes option-pricing model to measure the fair value of 329,167 shares of options, which represented the unvested portion of such grantee’s stock options at the date employment status changed, using the following assumptions; estimated volatility of 85.0%, zero dividend yield, expected life of 2.3 years and risk-free interest rate of 3.8%. In July 2005, the Company terminated the service of this individual and, as a result, the remaining options ceased vesting and no further compensation expense was recorded.

The Company recorded stock-based compensation expense of $21,000, $4,000 and $25,000 related to non-employee options during the years ended September 30, 2005, 2006 and 2007, respectively.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INCOME TAXES

The Company’s income tax provision is associated entirely with foreign taxes resulting from operations in the United Kingdom. The Company has no provision for domestic income taxes due to its net losses. The reported amount of income tax expense attributable to continuing operations for the year differs from the amount that would result from applying domestic federal statutory tax rates to pretax income from continuing operations primarily because of the Company’s unused net operating losses.

Provision for income taxes is as follows (in thousands):

	Years Ended September 30,
	2005	2006	2007
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	54	74

Total current income taxes	—	54	74

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred income taxes	—	54	74

Total provision for income taxes	$—	$54	$74

The reconciliation of income tax expenses at the statutory federal income tax rate of 34% to the Company’s provision for income taxes included in its consolidated statements of operations for the years ended September 30, 2005, 2006 and 2007 is as follows (in thousands):

	Years Ended September 30,
	2005	2006	2007
U.S Federal taxes benefit at statutory tax rate	$(3,369)	$(2,191)	$(4,115)
Foreign rate differential	1	73	78
Permanent differences	39	(115)	420
Change in valuation allowance	3,769	3,033	4,701
Research and development credits	(440)	(746)	(1,010)

Total	$—	$54	$74

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INCOME TAXES (Continued)

Significant components of the Company’s net deferred tax assets for federal and state income taxes at September 30, 2006 and 2007 consist of the following (in thousands):

	As of September 30,
	2006	2007
Deferred tax assets:
Net operating loss carryforwards	$37,631	$42,179
Tax credit carryforwards	5,169	6,859
Warranty reserves	41	10
Accruals and reserves recognized in different periods	2,015	1,361
Depreciation and amortization	159	—
Deferred revenues and costs	1,733	2,535

Total deferred tax assets	46,748	52,944

Deferred tax liabilities:
Depreciation and amortization	—	(259)

Total deferred tax liabilities	—	(259)

Valuation allowance	(46,748)	(52,685)

Net deferred tax assets	$—	$—

The Company’s accounting for deferred taxes under SFAS 109 involves the evaluation of a number of factors concerning the realizability of the Company’s net deferred tax assets. Management primarily considers such factors as the Company’s history of operating losses, the nature of the Company’s net deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, management does not believe that it is more likely than not that the net deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no net deferred tax asset is shown in the Company’s consolidated balance sheets.

As of September 30, 2007, the Company has federal and state net operating loss carryforwards of approximately $110,000,000 and $81,000,000, respectively, expiring through 2027 and 2017, respectively.

As of September 30, 2007, the Company also has research and development credits of approximately $5,100,000 and $5,200,000 available to offset future federal and state income taxes, respectively. The federal tax credit carryforwards expire through 2027. The state tax credit carryforwards have no expiration.

Current federal and California tax law includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. The Company’s capitalization described herein may have resulted in such a change. Accordingly, the annual use of the Company’s net operating loss and credit carryforwards would be limited according to these provisions. Such limitation may result in the loss of net operating loss carryforward benefits.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) tax-deferred savings plan (the “Savings Plan”), which permits participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. The Savings Plan allows but does not require contributions by the Company. As of September 30, 2007, no contributions have been made to the Savings Plan by the Company.

The Company sponsors additional defined contribution plans for most, but not all of our employees located outside of the United States. Contributions under all such plans were $11,000 and $18,000 in the years ended September 30, 2006 and 2007, respectively. Contributions made to the plans in the year ended September 30, 2005 were insignificant.

9. RELATED-PARTY TRANSACTIONS

T-Mobile—T-Mobile is a mobile operator in various geographies worldwide and controls the T-Mobile Venture Fund. For the years ended September 30, 2005, 2006 and 2007, the Company’s revenue from sales to T-Mobile amounted to $33,879,000, $44,814,000 and $53,309,000, respectively, representing 92%, 91% and 94% of total revenues, respectively. As of September 30, 2006 and 2007, accounts receivable from this related party were $6,817,000 and $11,550,000, respectively, representing 92% and 97% of accounts receivable, respectively. In addition, the Company receives fees from application providers for one premium application that is offered to T-Mobile USA’s subscribers and pays T-Mobile USA a share of revenues for each download of such premium application. Such fees reduce the invoiced amounts associated with premium applications, content and services in the current period that are deferred and amortized to revenues in accordance with the Company’s revenue recognition policy (see Note 1). During the years ended September 30, 2005, 2006 and 2007, as a result of the revenue sharing transactions, the Company reduced the invoiced amounts subject to deferral and amortization as described above totaling $118,000, $123,000 and $172,000, respectively. As of September 30, 2006 and 2007, payments accrued for the revenue sharing transactions, which were recorded as accrued expenses and other current liabilities, were $40,000 and $42,000, respectively.

For the years ended September 30, 2005, 2006 and 2007, the Company incurred telecommunication expenses from services provided by T-Mobile of $132,000, $154,000 and $231,000, respectively. Accounts payable related to the telecommunication expenses were $19,000 and $20,000 as of September 30, 2006 and 2007, respectively.

In March 2005, the Company entered into an agreement with T-Mobile under which the Company agreed to grant the T-Mobile Venture Fund a warrant to purchase 1,539,914 shares of Series D' redeemable convertible preferred stock at an exercise price of $0.9007 per share in consideration for T-Mobile’s launch of the Company’s mobile data services in Germany (see Note 5). In November 2005, the T-Mobile Venture Fund purchased 11,102,475 shares of Series D' redeemable convertible preferred stock at $0.9007 per share and warrants to purchase a total of 1,665,371 shares of Series D' redeemable convertible preferred stock for gross proceeds of $10,000,000 (see Note 5). As of September 30, 2007, the T-Mobile Venture Fund holds 15,925,869 shares of redeemable convertible preferred stock and warrants to purchase 3,421,566 shares of redeemable convertible preferred stock.

T-Mobile USA holds a right of first refusal on the sale of a controlling interest of the Company to a mobile operator that operates a nationwide wireless service in the United States. Such right terminates upon an initial public offering of the Company’s common stock.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. RELATED-PARTY TRANSACTIONS (Continued)

Motorola—In November 2005, Motorola purchased 11,102,475 shares of Series D' redeemable convertible preferred stock at $0.9007 per share for gross proceeds of $10,000,000. In connection with the issuance of the Series D' redeemable convertible preferred stock, the Company issued a warrant to Motorola to purchase a total of 1,665,371 shares of Series D' redeemable convertible preferred stock at a price of $0.9007 per share (see Note 5).

In September 2006, the Company entered into a software license, product development and distribution agreement with Motorola. In conjunction with such agreement, the Company issued Motorola a warrant to purchase 3,849,783 shares of Series D' redeemable convertible preferred stock at $0.9007 per share (see Note 5).

10. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases its facilities and office buildings under operating leases that expire at various dates through December 2011. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession such as a rent holiday, rent expense is recognized in accordance with FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, using the straight line method over the term of the lease. Total rental expense was $497,000, $643,000 and $1,604,000 for the years ended September 30, 2005, 2006 and 2007, respectively. In addition, under certain leases, the Company is granted with an option to early terminate the lease by providing an advance notice and paying an early termination fee. The Company does not intend early termination of the leases and hence the future minimum operating lease commitments disclosed herein consist of the total lease payments through the end of the initial lease terms.

In October 2006, the Company entered into an agreement to obtain a lease line-of-credit in the amount of $5,000,000. As of September 30, 2007, the full amount had been drawn under the line-of-credit, which together with interest is subject to repayment over a 36 month term. The amount of future minimum commitments resulting from this lease of $4,426,000 is included in the future minimum capital lease commitments disclosed herein. In connection with this capital lease agreement, the Company also issued a warrant to purchase 128,700 shares of Series E redeemable convertible preferred stock at $1.1655 per share (see Note 5).

In connection with a certain lease agreement entered into during the year ended September 30, 2005, the Company was required to deposit $3,600,000 in a restricted bank account. The Company terminated the lease during the year ended September 30, 2006, which resulted in the Company paying a $1,000 prepayment premium and paying principal and interest accrued through the termination date totaling $2,757,000. In conjunction with the termination of this lease, $3,600,000 of restricted cash was released.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES (Continued)

As of September 30, 2007, future minimum lease commitments under capital and operating leases are as follows (in thousands):

Years Ending September 30,	Capital Leases	Operating Leases

2008	$2,445	$1,710
2009	1,930	1,776
2010	807	917
2011	—	529
2012	—	115
Thereafter	—	—

Total minimum payments	5,182	$5,047

Less amounts representing interest	(654)
Less unamortized value of warrants issued to lessor (see Note 5)	(27)

Present value of future minimum payments	4,501
Less current portion	(1,854)

Long-term portion	$2,647

In addition to the amounts reflected as restricted cash (see Note 1), the Company has provided security deposits for its facilities leases in the amount of $142,000 and $201,000 as of September 30, 2006 and 2007, respectively, of which $100,000 and $155,000, respectively, were recorded as non-current assets.

Other Commitments—During the years ended September 30, 2005 and 2006, the Company purchased enterprise software and system maintenance totaling $287,000 and $1,845,000, respectively, payable in quarterly installments over 24 to 36 months. As of September 30, 2006 and 2007, the outstanding balance of the installment payable was $1,550,000 and $885,000, respectively, of which $665,000 and $774,000 was recorded as accrued expenses and other current liabilities on the Company’s consolidated balance sheets. In November 2007, the Company entered into a new agreement with such vendor to purchase additional enterprise software and system maintenance. As a result, commitments under the existing agreement of $484,000 outstanding as of September 30, 2007 have been included in the new agreement and the remaining balance has been paid in full (see Note 13).

The Company has entered into three internet colocation service agreements that expire in January 2009, March 2010 and October 2010, respectively, committing the Company to minimum annual service fees of $480,000, $814,000 and $1,403,000, respectively. As of September 30, 2007, the Company has remaining commitments under the service agreements totaling $6,978,000.

The Company has entered into agreements to purchase internet connectivity. As of September 30, 2007, commitments payable under these agreements are $437,000, $437,000 and $69,000 in the years ended September 30, 2008, 2009 and 2010, respectively. In November 2007, the Company entered into a new agreement with such vendor. As a result, commitments under the existing agreement in the aggregate amount of $743,000 have been included in the new agreement. (see Note 13).

Litigation—From time to time, the Company may be a party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable.

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES (Continued)

Indemnification—The Company indemnifies other parties in the normal course of business, including customers, lessors and parties to other transactions with the Company, with respect to certain matters. Under these indemnification agreements, the Company generally agrees to defend the other party against legal actions brought by third parties that arise from a breach of the Company’s representations or covenants, or out of intellectual property infringement by the Company’s technology. Under these indemnification agreements the Company also agrees to hold the other party harmless from any losses incurred by the other parties as a result of such actions. It is not possible to determine the likelihood or magnitude of payments to be made under these agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

In the normal course of its business, the Company utilizes various technologies, some of which may be patented by other parties. There can be no assurances that the Company has not infringed upon a third party’s intellectual property rights. For components that the Company acquires from third-party suppliers, the Company is typically indemnified by the suppliers against any claims resulting from the violation of intellectual property rights by the suppliers.

Should the Company receive a claim, the Company evaluates the merit of the claim with the assistance of legal counsel, determines if a supplier should indemnify the Company for the claim or if the Company would be obligated to indemnify one of its partners for the claim. The Company then takes appropriate action as it deems necessary.

11. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company considers itself to be in a single reporting segment.

The following presents total revenue by product (in thousands):

	Years Ended September 30,
	2005	2006	2007
Monthly service, client license fee and NRE fee revenues	$20,766	$35,931	$46,404
Premium applications, content and services revenues	903	2,964	4,177
Product revenues	15,121	10,416	5,832

Total revenues	$36,790	$49,311	$56,413

The following presents total long-lived assets by geographic region (in thousands):

	September 30,
	2006	2007
United States	$10,852	$15,540
Europe	1,722	1,818

Total long-lived assets	$12,574	$17,358

DANGER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

More than 90% of the Company’s revenues is generated from customers located in the United States. Therefore, geographic information is presented only for long-lived assets.

12. INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following (in thousands):

	Years Ended September 30,
	2005	2006	2007
Interest income	$614	$1,187	$1,051
Gain (loss) on foreign exchange	(2)	(30)	10
Other income (expense)	(1)	62	(7)

	$611	$1,219	$1,054

13. SUBSEQUENT EVENTS

In October 2007, the Company entered into a loan and security agreement with a bank providing for maximum borrowings of $12,000,000. This agreement provides for up to $5,000,000 of revolving loans and for term loans with maximum borrowings of $7,000,000. Borrowings under the revolving line, which has a one-year term, are limited to the lesser of $5,000,000, or $1,000,000, plus a predetermined percentage of eligible receivables, less amounts outstanding under letters of credit, a foreign exchange reserve and cash utilization services, which are subject to an aggregate sub-limit of $1,000,000. The loan and security agreement requires that term loans be advanced on or before March 31, 2008. The term loans are repayable over 36 months from the date they are drawn. Borrowings under the loan and security agreement are secured by substantially all of the Company’s tangible assets and certain of its intangible assets. As of November 30, 2007, the Company had drawn $3,099,000 in term loans.

In October 2007, the Company entered into an agreement for a planned new data center. This agreement has a four-year term with payments totaling $3,894,000 over the term of the agreement. The Company has an option to extend this agreement for an additional four-year term.

In November 2007, the Company entered into an agreement to upgrade its internet connectivity to support future growth. The agreement has a four-year term with payments totaling $3,696,000 over the term of the agreement. As a result, commitments under an existing agreement with such vendor in the aggregate of $743,000 have been included in the new agreement.

Also in November 2007, the Company entered into an agreement to purchase additional enterprise software and system maintenance. The agreement has a three-year term with payments totaling $4,926,000 over the term of the agreement. As a result of entering into this agreement, $484,000 of commitments outstanding under an existing agreement with this vendor as of September 30, 2007 have been included in such agreement and the remaining balance has been paid in full.

*    *    *    *    *    *

            Shares

Danger, Inc.

Common Stock

Deutsche Bank Securities	UBS Investment Bank

Thomas Weisel Partners LLC

Pacific Crest Securities		ThinkEquity Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market filing fee.

Amount to be Paid
SEC registration fee		$3,072
FINRA filing fee		12,000
NASDAQ Global Market initial listing fee		125,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our third amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us from January 1, 2004 through December 1, 2007.

(1) From January 1, 2004 through September 30, 2007, we granted options under our 2000 Stock Option/Stock Issuance Plan to purchase 39,172,891 shares of common stock to employees and directors, having exercise prices ranging from $0.25 to $0.65 per share. Of these, options to purchase 3,973,859 shares of common stock have been exercised for aggregate consideration of $1,008,967.07, of which we repurchased 168,936 shares of common stock at an aggregate repurchase price of $29,530.65. As of September 30, 2007, we have cancelled options to purchase 4,942,754 shares of common stock.

(2) On February 5, 2004, we issued and sold an aggregate of 21,310,254 shares of Series D' Preferred Stock and warrants to purchase up to 3,196,532 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to a total of 17 accredited investors for an aggregate consideration of $19,194,145.78.

(3) On February 23, 2004, we issued and sold 1,164,316 shares of Series D' Preferred Stock and warrants to purchase up to 174,647 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to one accredited investor for consideration of $1,048,699.42.

(4) On June 29, 2004, we issued and sold an aggregate of 8,111,025 shares of Series D' Preferred Stock and warrants to purchase up to 1,216,653 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to a total of four accredited investors for an aggregate consideration of $7,305,600.22.

(5) On July 7, 2004, we issued and sold an aggregate of 10,253,964 shares of Series D' Preferred Stock and warrants to purchase up to 1,538,097 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to a total of 12 accredited investors for an aggregate consideration of $9,235,745.37.

(6) On September 24, 2004, we issued a warrant to purchase up to 6,588 shares of Series D Preferred Stock, at an exercise price of $0.9007 per share, to one accredited investor in connection with the drawdown of borrowed funds under a credit facility.

(7) On November 9, 2005, we issued and sold an aggregate of 22,204,950 shares of Series D' Preferred Stock and warrants to purchase up to 3,330,742 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to a total of two accredited investors for aggregate consideration of $19,999,998.47.

(8) On November 9, 2005, we issued a warrant to purchase up to 1,539,914 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to one accredited investor in connection with a strategic partnership.

(9) On September 20, 2006, we issued a warrant to purchase up to 3,849,783 shares of Series D' Preferred Stock, at an exercise price of $0.9007 per share, to one accredited investor in connection with a strategic partnership.

(10) On October 2, 2006, we issued and sold 8,580,009 shares of Series E Preferred Stock to one accredited investor for consideration of $10,000,000.49.

(11) On October 16, 2006, we issued a warrant to purchase up to 128,700 shares of Series E Preferred Stock, at an exercise price of $1.1655 per share, to one accredited investor in connection with a credit facility.

(12) On October 31, 2006, we issued and sold 257,400 shares of Series E Preferred Stock to one accredited investor for consideration of $299,999.70.

(13) On October 12, 2007, we issued a warrant to purchase up to 326,040 shares of Series E Preferred Stock, at an exercise price of $1.1655 per share, to one accredited investor in connection with a credit facility.

The offers, sales and issuances of the securities described in Item 15(1) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees or directors and received the securities under our 2000 Stock Option/Stock Issuance Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment or business relationships, to information about us.

The offers, sales, and issuances of the securities described in Items 15(2) through 15(13) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3	Bylaws of the Registrant, currently in effect.

3.4†	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate of the Registrant.

4.3	Amended and Restated Investors’ Rights Agreement, dated as of December 10, 2007, by and between the Registrant and the other parties named therein.

4.4	Series B-1 Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of January 25, 2002.

4.5	Form of Series D Preferred Stock Warrant of the Registrant.

4.6	Series D Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of December 4, 2003.

4.7	Series D Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of September 24, 2004.

4.8	Form of Series D’ Preferred Stock Warrant of the Registrant.

4.9†	Series D’ Warrant of the Registrant issued to Motorola, Inc., dated as of September 20, 2006.

4.10	Series E Preferred Stock Warrant of the Registrant issued to Atel Ventures, Inc., dated as of October 16, 2006.

4.11	Series E Preferred Stock Warrant of the Registrant issued to Silicon Valley Bank, dated as of October 12, 2007.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2+	Executive Employment Agreement, dated as of June 13, 2007, by and between the Registrant and Henry R. Nothhaft.

10.3+	Severance Agreement, dated as of July 23, 2001, by the Registrant to Joe F. Britt, Jr.

10.4+	Severance Agreement, dated as of July 23, 2001, by the Registrant to Matthew Hershenson.

10.5+	Offer Letter, dated as of June 27, 2002, by the Registrant to Nancy J. Hilker.

10.6+	Offer Letter, dated as of October 23, 2002, by the Registrant to James L. Isaacs.

10.7+	Offer Letter, dated as of December 5, 2002, by the Registrant to Leslie Hamilton.

10.8+	Offer Letter, dated as of August 19, 2003, by the Registrant to Mark W. Fisher.

Exhibit Number	Description of Document
10.9+	Offer Letter, dated as of January 3, 2005, by the Registrant to Donn Dobkin.

10.10+†	2007 US Sales Commission Incentive Plan and Form of 2007 US Sales Incentive Agreement.

10.11†	Non-Employee Director Compensation Arrangements.

10.12+	Restricted Stock Agreement, dated as of September 22, 2000, by and between the Registrant and Matthew J. Hershenson, as amended.

10.13+	Restricted Stock Agreement, dated as of September 22, 2000, by and between the Registrant and Joe F. Britt, Jr., as amended.

10.14+	2000 Stock Option/Stock Issuance Plan, as amended.

10.15+	Form of Stock Option Agreement and Form of Option Grant Notice under the 2000 Stock Option/Stock Issuance Plan.

10.16+†	2008 Equity Incentive Plan.

10.17+†	Form of Option Agreement and Form of Option Grant Notice under the 2008 Equity Incentive Plan.

10.18+†	2008 Employee Stock Purchase Plan.

10.19+†	Form of 2008 Employee Stock Purchase Plan Offering Document.

10.20#	Master Manufacturing and Distribution Agreement, dated as of April 28, 2004, by and between the Registrant and Sharp Corporation.

10.21#	Master Services Agreement, dated as of June 1, 2005, by and between the Registrant and T-Mobile USA, Inc., as amended.

10.22#	Master Software License, Product Development and Distribution Agreement, dated as of September 20, 2006, by and between the Registrant and Motorola, Inc., as amended.

10.23	Lease, dated as of March 14, 2006, by and between the Registrant and Park Place Associates.

10.24	Lease, dated as of April 1, 2006, by and between the Registrant and Parmenter GCC LP, LLLP.

10.25	Lease Agreement, dated as of October 1, 2006, as amended by and between the Registrant and El Camino Center.

10.26	Lease, dated as of January 23, 2007, by and between the Registrant and Billtech Equity Partners, LLC.

10.27#	MCI Service Agreement, originally dated as of October 14, 2004, by and between the Registrant and Verizon Business Network Services, Inc. (previously MCI WORLDCOM Communications, Inc.), as amended through February 28, 2007.

10.28	Turn Key Datacenter Lease Agreement, dated as of October 25, 2007, by and between the Registrant and Digital Phoenix Van Buren, LLC.

10.29	License for Use of Asmec Facilities, dated as of July 5, 2006, by and between the Registrant and Asmec Management Associates Ltd.

10.30	Loan and Security Agreement, dated as of October 12, 2007, by and between the Registrant and Silicon Valley Bank.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 to this Registration Statement on Form S-1).

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 19th day of December, 2007.

DANGER, INC.

By:	/s/ Henry R. Nothhaft
Henry R. Nothhaft
Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry R. Nothhaft, Nancy J. Hilker and Scott L. Darling, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Henry R. Nothhaft Henry R. Nothhaft	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 19, 2007

/s/ Nancy J. Hilker Nancy J. Hilker	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 19, 2007

/s/ Sandra J. Taylor Sandra J. Taylor	Vice President of Finance, Controller and Chief Accounting Officer (Principal Accounting Officer)	December 19, 2007

/s/ Joe F. Britt, Jr. Joe F. Britt, Jr.	Director	December 19, 2007

/s/ Jeffrey D. Brody Jeffrey D. Brody	Director	December 19, 2007

/s/ Gregory P. Galanos Gregory P. Galanos	Director	December 19, 2007

Signature	Title	Date

/s/ Richard S. Gilbert Richard S. Gilbert	Director	December 19, 2007

/s/ Eric Hippeau Eric Hippeau	Director	December 19, 2007

/s/ Albert A. “Rocky” Pimentel Albert A. “Rocky” Pimentel	Director	December 19, 2007

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3	Bylaws of the Registrant, currently in effect.

3.4†	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate of the Registrant.

4.3	Amended and Restated Investors’ Rights Agreement, dated as of December 10, 2007, by and between the Registrant and the other parties named therein.

4.4	Series B-1 Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of January 25, 2002.

4.5	Form of Series D Preferred Stock Warrant of the Registrant.

4.6	Series D Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of December 4, 2003.

4.7	Series D Preferred Stock Warrant of the Registrant issued to Heller Financial Leasing, Inc., a GE Company, dated as of September 24, 2004.

4.8	Form of Series D’ Preferred Stock Warrant of the Registrant.

4.9†	Series D’ Warrant of the Registrant issued to Motorola, Inc., dated as of September 20, 2006.

4.10	Series E Preferred Stock Warrant of the Registrant issued to Atel Ventures, Inc., dated as of October 16, 2006.

4.11	Series E Preferred Stock Warrant of the Registrant issued to Silicon Valley Bank, dated as of October 12, 2007.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2+	Executive Employment Agreement, dated as of June 13, 2007, by and between the Registrant and Henry R. Nothhaft.

10.3+	Severance Agreement, dated as of July 23, 2001, by the Registrant to Joe F. Britt, Jr.

10.4+	Severance Agreement, dated as of July 23, 2001, by the Registrant to Matthew Hershenson.

10.5+	Offer Letter, dated as of June 27, 2002, by the Registrant to Nancy J. Hilker.

10.6+	Offer Letter, dated as of October 23, 2002, by the Registrant to James L. Isaacs.

10.7+	Offer Letter, dated as of December 5, 2002, by the Registrant to Leslie Hamilton.

10.8+	Offer Letter, dated as of August 19, 2003, by the Registrant to Mark W. Fisher.

10.9+	Offer Letter, dated as of January 3, 2005, by the Registrant to Donn Dobkin.

10.10+†	2007 US Sales Commission Incentive Plan and Form of 2007 US Sales Incentive Agreement.

10.11†	Non-Employee Director Compensation Arrangements.

Exhibit Number	Description of Document

10.12+	Restricted Stock Agreement, dated as of September 22, 2000, by and between the Registrant and Matthew J. Hershenson, as amended.

10.13+	Restricted Stock Agreement, dated as of September 22, 2000, by and between the Registrant and Joe F. Britt, Jr., as amended

10.14+	2000 Stock Option/Stock Issuance Plan, as amended.

10.15+	Form of Stock Option Agreement and Form of Option Grant Notice under the 2000 Stock Option/Stock Issuance Plan.

10.16+†	2008 Equity Incentive Plan.

10.17+†	Form of Option Agreement and Form of Option Grant Notice under the 2008 Equity Incentive Plan.

10.18+†	2008 Employee Stock Purchase Plan.

10.19+†	Form of 2008 Employee Stock Purchase Plan Offering Document.

10.20#	Master Manufacturing and Distribution Agreement, dated as of April 28, 2004, by and between the Registrant and Sharp Corporation.

10.21#	Master Services Agreement, dated as of June 1, 2005, by and between the Registrant and T-Mobile USA, Inc., as amended.

10.22#	Master Software License, Product Development and Distribution Agreement, dated as of September 20, 2006, by and between the Registrant and Motorola, Inc., as amended.

10.23	Lease, dated as of March 14, 2006, by and between the Registrant and Park Place Associates.

10.24	Lease, dated as of April 1, 2006, by and between the Registrant and Parmenter GCC LP, LLLP.

10.25	Lease Agreement, dated as of October 1, 2006, as amended by and between the Registrant and El Camino Center.

10.26	Lease, dated as of January 23, 2007, by and between the Registrant and Billtech Equity Partners, LLC.

10.27#	MCI Service Agreement, originally dated as of October 14, 2004, by and between the Registrant and Verizon Business Network Services, Inc. (previously MCI WORLDCOM Communications, Inc.), as amended through February 28, 2007.

10.28	Turn Key Datacenter Lease Agreement, dated as of October 25, 2007, by and between the Registrant and Digital Phoenix Van Buren, LLC.

10.29	License for Use of Asmec Facilities, dated as of July 5, 2006, by and between the Registrant and Asmec Management Associates Ltd.

10.30	Loan and Security Agreement, dated as of October 12, 2007, by and between the Registrant and Silicon Valley Bank.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 to this Registration Statement on Form S-1).

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.